
09010700


HESKA
Smarter, Together.™

Smarter, Together.

OUR PROMISE

We promise to make a difference in companion animal health by providing products and services that are reliable and valuable.

We will always work to build relationships and earn trust by delivering the utmost in support with integrity and professionalism.



SEC Mail
Mail Processing
Section

APR 15 2009

Washington, DC
109

Via UPS

April 14, 2009

SEC
Mail Processing
Section

APR 15 2009

Washington, DC
104

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Heska Corporation
Commission File No. 0-22427

Dear Sir or Madam:

Enclosed are seven copies of the Company's 2008 Annual Report to Stockholders. This report is mailed to the Commission solely for informational purposes and should not be deemed to be soliciting material or to be filed with the Commission or subject to Regulation 14A otherwise than as provided in such Regulation, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. This report was first sent or given to security holders on April 6, 2009.

Very truly yours,

Michael A. Bent
Vice President,
Principal Accounting Officer and Controller

MAB/ym

Enclosures

Smarter, Together.

It takes more than just science and technology to provide a superior solution.

Our promise to the customer begins with the most accurate and reliable core diagnostic systems available. But beyond that, what separates Heska from other technology providers is a deep respect for our customers' time and expertise and our dedication to providing the unique, personalized support they require to best serve their veterinary patients and practice.



Instruments and Testing

Heska is dedicated to perfecting and supporting the core technology and services which help to ensure positive outcomes for our customers and their patients. Heska was created by veterinary professionals for veterinary professionals. Our pledge to our customers is to stand behind sound science and best medical practices even when it's easier to follow the crowd. After all, once you get through all the claims and the fine print, what's really important is the diagnostic accuracy and efficacy of treatment options.

DIAGNOSTIC INSTRUMENTS


LAB SYSTEMS

Heska's Core Lab combines ease-of-use, advanced diagnostics, and integrated reporting to deliver the highest value in-clinic hematology, chemistry, and critical-care analyzers available today. A full chemistry and hematology analysis can be completed in less than 20 minutes. Results can be presented individually or combined into a single, consolidated report with the integrated HeskaView program. There is no limit to the number of analyzers that can be connected or the amount of patient data that can be stored.

HemaTrue® Hematology Analyzer

The HemaTrue analyzer delivers excellent precision and correlation (accuracy) across a wide range of values. In a recent study of over 300 dogs, cats, and horses, HemaTrue analyzers provided results virtually identical to those of a reference lab, in only 55 seconds and with only 20 µl (about one drop) of blood. Ease-of-use features include a color LCD touch-screen, step-by-step instruction screens, an on-board blood mixer, and an integrated bar code reader.


HESKA

DRI-CHEM® Veterinary Chemistry Analyzer

Like the HemaTrue analyzer, the DRI-CHEM analyzer delivers lab-quality reproducibility, correlation, and durability. Based on Fujifilm technology and more than 75 years of research and development, the DRI-CHEM analyzer maximizes flexibility and minimizes costs, supporting both individual tests and test panels. Automated dilution eliminates the need for guesswork or mathematical computation. Integrated TrueQC™ quality control protocols conform to industry standards and ASVCP guidelines.

i-STAT 1® Handheld Clinical Analyzer

The i-STAT 1 analyzer combines semiconductor technology, computer electronics, and diagnostic software to provide rapid test results on blood gases, electrolytes, basic chemistries, coagulation, and basic hematology. The i-STAT 1 analyzer is battery-operated and fits in the palm of your hand, making it the ideal bedside analyzer when time is of the essence. Sample and reagents are contained in a single, disposable cartridge. The unit requires only three drops of whole blood and is virtually maintenance free.

VET/IV™ INFUSION PUMP


IV PUMPS

Heska's Vet/IV Pump is the most popular veterinary infusion pump in the industry. The unit is easy to use, can be operated on battery or AC power, and can be mounted on a cage or IV pole. Weighing in at only 2.6 pounds, the Vet/IV Pump supports three pressure settings and can be programmed for very small to very large volumes with rate and time or rate and volume.


HESKA
Vet/IV 2.2

ALLERCEPT® ALLERGY DETECTION & TREATMENT


ALLERCEPT

While up to 15% of pets suffer from allergy, only about 2% are properly diagnosed and treated.

ALLERCEPT® Allergy Assessment Program

Heska developed the first serum-based IgE test to rival the accuracy of skin testing. Requiring only a single blood draw and providing both superior reproducibility and reliability, ALLERCEPT IgE tests generate accurate results quickly and easily and without introducing unnecessary allergens.

ALLERCEPT® Immunotherapy

Immunotherapy is, by far, the safest and most effective long-term treatment for pets with allergy issues. Formulated by Heska's allergy specialists, ALLERCEPT® Immunotherapy is successful in 60–80% of treated patients, and has none of the side effects and complications commonly associated with continuous, long-term corticosteroid treatment. On-staff specialists are available for free case consultation throughout the life of your patients' cases.


ALLERCEPT

HEARTWORM TESTING


HEARTWORM

Solo Step® Heartworm Tests are lateral flow immunoassays for the detection of canine antigens or feline antibodies in serum, plasma or anticoagulated whole blood. When only a heartworm test is warranted, Solo Step tests provide an inexpensive and extremely accurate one-step process for heartworm detection. No refrigeration is required and free confirmatory testing is available for any positive or questionable canine test result.

RENAL DIAGNOSTICS


EARLY RENAL DX

Many common diseases can be discovered through the detection of kidney damage.

E.R.D.-HealthScreen® Urine Tests

Detecting albumin at a sensitivity up to 30X that of dipsticks, Canine and Feline E.R.D.-HealthScreen Tests are the most sensitive measure of kidney damage available, and can be a reliable and early indicator of hidden diseases. With results in 5 minutes, these tests are an excellent tool for monitoring the severity, treatment, and progression of kidney damage.

Veterinary-specific Refractometer

Designed specifically for dogs and cats, Heska's Refractometer determines urine-specific gravity and protein concentration in serum or plasma. The Refractometer incorporates a high-quality optical lens, dual dog and cat USG scales, and automatic temperature compensation.

SUPPLEMENTS


SUPPLEMENTS

HESKA® F.A. Granules

Heska's F.A. Granules provide support for a healthy skin and coat in a flavor base pets love. In addition to providing high levels of n-3 and n-6 fatty acids, F.A. Granules are also a good source of vitamins A and E. For animals restricted to special diets, F.A. Granules often provide the extra enticement needed to ensure diet compliance.


F.A. Granules

ThyroMed® Chewable Tablets

Heska's ThyroMed Tablets are chewable, palatable tablets for the treatment of hypothyroidism. ThyroMed chewables contain the active ingredient Levothyroxine Sodium, which is a clinically proven replacement for the naturally occurring hormone secreted by the thyroid gland. ThyroMed chewables are available in eight strengths and two sizes: 1,000-count for clinic dispensing, or 180-count with child-proof cap for direct sale to clients.

FELINE ULTRANASAL® VACCINES

Heska's Feline UltraNasal® Vaccines provide safe, needle-free protection against the most prevalent causes of feline upper respiratory disease and panleukopenia. Heska's Feline UltraNasal® Vaccines provide rapid immunity in both cats and kittens with a single 0.2-mL dose and without the risk of injection site sarcoma. Two versions are available: Feline UltraNasal® FVRCP (rhinotracheitis virus, calicivirus and panleukopenia virus) and Feline UltraNasal® FVRC (rhinotracheitis virus and calicivirus).


INTRANASAL VACCINES

SERVICE & SUPPORT


SUPPORT

We saved the best for last. If you talk to Heska's customers, they'll tell you that there really is a difference when you work with Heska. And it's not about the size of our portfolio or the number of tests we can squeeze on a cartridge. What's different about Heska is the relationship we have with our customers. Heska's employees are hired, not only for their professional expertise, but because they have shown themselves to be servants at heart. This "servant's heart" is central to Heska's corporate culture and how we define success. Many companies make the claim, but Heska really is a company dedicated to ensuring that every experience with every employee is world-class. Every instrument from Heska is supported by hands-on technical specialists and access to 24/7/365 emergency service. On-staff veterinary consultants are also available to assist you with free case consultations.


HESKA®
Smarter, Together.™

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 0-22427

HESKA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**77-0192527**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
3760 Rocky Mountain Avenue Loveland, Colorado	**80538**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(970) 493-7272**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.001 par value	**Nasdaq Capital Market**
(Title of Class)	(Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company as defined in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a small reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting common stock held by non-affiliates of the Registrant was approximately $60,480,577 as of June 30, 2008 based upon the closing price on the Nasdaq Capital Market reported for such date. This calculation does not reflect a determination that certain persons are affiliates of the Registrant for any other purpose.

52,010,928 shares of the Registrant's Common Stock, $.001 par value, were outstanding at March 13, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors), 11, 12, 13 and 14 of Part III incorporate by reference information from the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Registrant's 2009 Annual Meeting of Stockholders.

TABLE OF CONTENTS

DRI-CHEM is a registered trademark of FUJIFILM Corporation. i-STAT is a registered trademark of Abbott Laboratories. SPOTCHEM is a trademark of Arkray, Inc. TRI-HEART is a registered trademark of Schering-Plough Animal Health Corporation ("SPAH") in the United States and is a trademark of Heska Corporation in other countries. HESKA, ALLERCEPT, AVERT, E.R.D.-HEALTHSCREEN, E-SCREEN, FELINE ULTRANASAL, HEMATRUE, SOLO STEP, THYROMED and VET/OX are registered trademarks and CBC-DIFF, G2 DIGITAL and VET/IV are registered trademarks of Heska Corporation in the United States and/or other countries. This Form 10-K also refers to trademarks and trade names of other organizations.

Statement Regarding Forward Looking Statements

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. For this purpose, any statements contained herein that are not statements of current or historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements.

Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. These forward-looking statements apply only as of the date of this Form 10-K or for statements incorporated by reference from the 2009 definitive proxy statement on Schedule 14A, as of the date of the Schedule 14A.

Internet Site

Our Internet address is www.heska.com. Because we believe it provides useful information in a cost-effective manner to interested investors, via a link on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are publicly available free of charge and we believe are available as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities Exchange Commission. Information contained on our website is not a part of this annual report on Form 10-K.

Where You Can Find Additional Information

You may review a copy of this annual report on Form 10-K, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission's Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Heska Corporation, that file electronically with the Securities and Exchange Commission.

PART I

Item 1. Business.

We develop, manufacture, market, sell and support veterinary products. Our core focus is on the canine and feline companion animal health markets where we strive to provide high value products.

Our business is comprised of two reportable segments, Core Companion Animal Health and Other Vaccines, Pharmaceuticals and Products. The Core Companion Animal Health segment ("CCA") includes diagnostic instruments and supplies as well as single use diagnostic and other tests, vaccines and pharmaceuticals, primarily for canine and feline use. These products are sold directly by us as well as through independent third-party distributors and other distribution relationships. The Other Vaccines, Pharmaceuticals and Products segment ("OVP") includes private label vaccine and pharmaceutical production, primarily for cattle but also for other animals including small mammals and fish. All OVP products are sold by third parties under third party labels.

Our principal executive offices are located at 3760 Rocky Mountain Avenue, Loveland, Colorado 80538, our telephone number is (970) 493-7272 and our internet address is www.heska.com. We originally incorporated in California in 1988, and we subsequently incorporated in Delaware in 1997.

Background

We were incorporated as Paravax, Inc. in 1988 and conducted research on vaccines to prevent infections by parasites. In 1991, we moved our headquarters from California to northern Colorado in order to be located closer to the research facilities of the College of Veterinary Medicine and Biomedical Sciences of Colorado State University. In 1995, we changed our name to Heska Corporation. We completed our initial public offering in July 1997. Between 1996 and 1998, we expanded our business, making several acquisitions and significantly increasing our sales and marketing activities. During 1999 and 2000, we restructured and refocused our business, making several divestitures. We continued to be a research and development-focused company, devoting substantial resources to the research and development of innovative products for the companion animal health market. In 2001 and 2002, we took further steps to lower our expense base, largely in internal research and development but also in other areas, and to rationalize and further focus our business. In the years since 2003, we have continued to concentrate our efforts on operating improvements, such as enhancing the effectiveness of our sales and marketing efforts and pursuing cost efficiencies, and seeking new product opportunities with third parties.

Core Companion Animal Health Segment

We presently sell a variety of companion animal health products and services, among the most significant of which are the following:

Veterinary Instruments

We offer a line of veterinary diagnostic and other instruments which are described below. We also market and sell consumable supplies for these instruments. Our line of veterinary instruments includes the following:

- *Handheld Blood Analysis.* The i-STAT 1 Handheld Clinical Analyzer, introduced in January 2007, is a handheld instrument that provides quick, easy analysis of critical electrolyte, blood gas, chemistry and basic hematology results with whole blood. In addition, we continue to service and support the similar, less expensive original i-STAT Handheld Clinical Analyzer. We are supplied new instruments and affiliated cartridges and supplies of these products under a contractual agreement with Abbott Point of Care Inc. ("APOC"), formerly known as i-STAT Corporation, a unit of Abbott Laboratories.

- *Blood Chemistry.* The DRI-CHEM 4000 Veterinary Chemistry Analyzer, introduced in November 2007, is a robust system that uses dry slide technology for blood chemistry and electrolyte analysis and has the ability to run 22 tests at a time with a single blood sample. Test slides are available as both pre-packaged panels as well as individual slides. The instrument has an additional feature allowing simple, fully automated sample dilution and results calculations. We are supplied this instrument and affiliated test slides and supplies under a contractual agreement with FUJIFILM Corporation ("FUJIFILM"). In addition, we continue to service and support our previous chemistry instrument for which we are supplied affiliated test strips and supplies under a contractual agreement with Arkray Global Business, Inc. ("Arkray").

- *Hematology*. The HEMATRUE Veterinary Hematology Analyzer, introduced in July 2007, is an easy-to-use blood analyzer that measures such key parameters as white blood cell count, red blood cell count, platelet count and hemoglobin levels in animals. In addition, we continue to service and support our previous hematology instrument, the HESKA CBC-DIFF Veterinary Hematology System. We are supplied new instruments and affiliated reagents and supplies of these products under a contractual agreement with Boule Medical AB ("Boule").

- *IV Pumps*. The VET IV 2.2 infusion pump is a compact, affordable IV pump that allows veterinarians to easily provide regulated infusion of fluids, drugs or nutritional products for their patients.

Point-of-Care Diagnostic and Other Tests

Heartworm Diagnostic Products. Heartworm infections of dogs and cats are caused by the parasite *Dirofilaria immitis*. This parasitic worm is transmitted in larval form to dogs and cats through the bite of an infected mosquito. Larvae develop into adult worms that live in the pulmonary arteries and heart of the host, where they can cause serious cardiovascular, pulmonary, liver and kidney disease. Our canine and feline heartworm diagnostic tests use monoclonal antibodies or a recombinant heartworm antigen, respectively, to detect heartworm antigens or antibodies circulating in the blood of an infected animal.

We currently market and sell heartworm diagnostic tests for both dogs and cats. SOLO STEP CH for dogs and SOLO STEP FH for cats are available in point-of-care, single use formats that can be used by veterinarians on site. We also offer SOLO STEP CH Batch Test Strips, a rapid and simple point-of-care antigen detection test for dogs that allows veterinarians in larger practices to run multiple samples at the same time. We obtain SOLO STEP CH, SOLO STEP FH and SOLO STEP Batch Test Strips under a contractual agreement with Quidel Corporation ("Quidel").

Early Renal Damage Detection Products. Renal damage is a leading cause of death in both dogs and cats. Several inflammatory, infectious or neoplastic diseases can damage an animal's kidneys. It is estimated that 70% to 80% of kidney function is already destroyed before veterinarians can detect renal damage using traditional tests. Early detection is key to eliminate the causes and to mitigate the effects of kidney damage. Identification and treatment of the underlying cause of kidney damage can slow the progression of disease and add quality years to an animal's life.

Our E.R.D.-HEALTHSCREEN Canine Urine Test and our E.R.D.-HEALTHSCREEN Feline Urine Test are rapid in-clinic immunoassay tests designed to detect microalbuminuria, the most sensitive indicator of renal damage.

Veterinary Diagnostic Laboratory Products and Services

Allergy Diagnostic Products and Services. Allergy is common in companion animals, and it has been estimated to affect approximately 10% to 15% of dogs. Clinical symptoms of allergy are variable, but are often manifested as persistent and serious skin disease in dogs and cats. Clinical management of allergic disease is problematic, as there are a large number of allergens that may give rise to these conditions. Although skin testing is often regarded as the most accurate diagnostic procedure, such tests can be painful, subjective and inconvenient. The effectiveness of the immunotherapy that is prescribed to treat allergic disease is inherently limited by inaccuracies in the diagnostic process.

Our ALLERCEPT Definitive Allergen Panels provide the most accurate determination of which we are aware of the specific allergens to which an animal, such as a dog, cat or horse, is reacting. The panels use a highly specific recombinant version of the natural IgE receptor to test the serum of potentially allergic animals for IgE directed against a panel of known allergens. A typical test panel consists primarily of various pollen, grass, mold, insect and mite allergens. The test results serve as the basis for prescription ALLERCEPT Allergy Treatment Sets, discussed later in this document.

Outside of the United States, we sell kits to conduct blood testing using our ALLERCEPT Definitive Allergen Panels to third-party veterinary diagnostic laboratories. We also sell products to screen for the presence of allergen-specific IgE to third party veterinary diagnostic laboratories outside of the United States – we sell kits to conduct preliminary blood testing using products based on our ALLERCEPT Definitive Allergen Panels as well as a similar test requiring less technical sophistication, our ALLERCEPT E-SCREEN Test.

We have veterinary diagnostic laboratories in Loveland, Colorado and Fribourg, Switzerland which both offer blood testing using our ALLERCEPT Definitive Allergen Panels. In our Fribourg veterinary diagnostic laboratory, we also offer preliminary blood testing to screen for the presence of allergen-specific IgE using products based on our ALLERCEPT Definitive Allergen Panels. Animals testing positive for allergen-specific IgE are candidates for further evaluation using our ALLERCEPT Definitive Allergen Panels.

Other Products and Services. We sell ERD Reagent Packs used to detect microalbuminuria, the most sensitive indicator of renal damage, to Antech Diagnostics, the laboratory division of VCA Antech, Inc., for use in its veterinary diagnostic laboratories.

Our Loveland veterinary diagnostic laboratory currently also offers testing using our canine and feline heartworm, renal damage, immune status and flea bite allergy assays as well as other diagnostic services including polymerase chain reaction, or PCR, based tests for certain infectious diseases. Our Loveland diagnostic laboratory is currently staffed by medical technologists experienced in animal disease and several additional technical staff. We intend to continue to use our Loveland veterinary diagnostic laboratory both as a stand-alone service center for our customers and as an adjunct to our product development efforts.

Pharmaceuticals and Supplements

Heartworm Prevention. We have an agreement with Schering-Plough Animal Health Corporation ("SPAH"), the worldwide animal health care business of Schering-Plough Corporation, granting SPAH the distribution and marketing rights in the United States for TRI-HEART Plus Chewable Tablets, our canine heartworm prevention product. TRI-HEART Plus Chewable Tablets (ivermectin/pyrantel) are indicated for use as a monthly preventive treatment of canine heartworm infection and for treatment and control of ascarid and hookworm infections. We manufacture TRI-HEART Plus Chewable Tablets at our Des Moines, Iowa production facility.

Nutritional Supplements. We sell a novel fatty acid supplement, HESKA F.A. Granules. The source of the fatty acids in this product, flaxseed oil, leads to high omega-3:omega-6 ratios of fatty acids. Diets high in omega-3 fatty acids are believed to lead to lower levels of inflammatory mediators. The HESKA F.A. Granules include vitamins and are formulated in a palatable flavor base that makes the product convenient and easy to administer.

Hypothyroid Treatment. We sell a chewable thyroid supplement, THYROMED Chewable Tablets, for treatment of hypothyroidism in dogs. Hypothyroidism is one of the most common endocrine disorders diagnosed in older dogs, treatment of which requires a daily hormone supplement for the lifetime of the animal. THYROMED Chewable Tablets contain the active ingredient *Levothyroxine Sodium*, which is a clinically proven replacement for the naturally occurring hormone secreted by the thyroid gland. The chewable formulation makes this daily supplement convenient and easy to administer.

Vaccines and other Biologicals

Allergy Treatment. Veterinarians who use our ALLERCEPT Definitive Allergen Panels often purchase ALLERCEPT Allergy Treatment Sets for those animals with positive test results. These prescription immunotherapy treatment sets are formulated specifically for each allergic animal and contain only the allergens to which the animal has significant levels of IgE antibodies. The prescription formulations are administered in a series of injections, with doses increasing over several months, to ameliorate the allergic condition of the animal. Immunotherapy is generally continued for an extended time. We offer canine, feline and equine immunotherapy treatment products.

Feline Respiratory Disease. The use of injectable vaccines in cats has become controversial due to the frequency of injection site-associated side effects. The most serious of these side effects are injection site sarcomas, tumors which, if untreated, are nearly always fatal. While there is one competitive non-injectable two-way vaccine, all other competitive products are injectable formulations.

We sell the FELINE ULTRANASAL FVRCP Vaccine, a three-way modified live vaccine combination to prevent disease caused by the three most common respiratory viruses of cats: calicivirus, rhinotracheitis virus and panleukopenia virus. Our two-way modified live vaccine combination, FELINE ULTRANASAL FVRC, prevents disease caused by calicivirus and rhinotracheitis. These vaccines are administered without needle injection by dropping the liquid preparation into the nostrils of cats. Our vaccines avoid injection site side effects, and we believe they are very efficacious.

Other Vaccines, Pharmaceuticals and Products Segment

We have developed our own line of bovine vaccines that are licensed by the United States Department of Agriculture ("USDA"). We have a long-term agreement with a distributor, Agri Laboratories, Ltd., ("AgriLabs"), for the marketing and sale of certain of these vaccines which are sold primarily under the Titanium® and MasterGuard® brands – registered trademarks of AgriLabs. AgriLabs has rights to sell these bovine vaccines in the United States, Africa and Mexico into December 2013. AgriLabs' rights in these regions will be exclusive into December 2009. We have the right to sell these bovine vaccines to any party of our choosing in other regions of the world. We also manufacture other bovine products not covered under the agreement with AgriLabs.

We manufacture biological and pharmaceutical products for a number of other animal health companies. We manufacture products for animals including small mammals. Our offerings range from providing complete turnkey services which include research, licensing, production, labeling and packaging of products to providing any one of these services as needed by our customers as well as validation support and distribution services.

Marketing, Sales and Customer Support

We estimate that there are approximately 46,000 veterinarians in the United States whose practices are devoted principally to small animal medicine. Those veterinarians practice in approximately 20,000 clinics in the United States. In 2008, our products were sold to approximately 14,500 such clinics in the United States. Veterinarians may obtain our products directly from us or indirectly from others, such as independent third-party distributors. All our Core Companion Animal Health products are predominately sold to or through veterinarians ultimately. In many cases, veterinarians will markup their costs to the end user. The acceptance of our products by veterinarians is critical to our success.

We currently market our Core Companion Animal Health products in the United States to veterinarians through an outside field organization, a telephone sales force, independent third-party distributors, as well as through trade shows and print advertising and through other distribution relationships, such as SPAH in the case of our heartworm preventive. Our outside field organization currently consists of 38 individuals for activities in various parts of the United States. Our inside sales force consists of 20 persons.

Our independent third-party distributors in the U.S. purchase and market our Core Companion Animal Health products utilizing their direct sales forces. We currently have agreements with 16 regional distributors with approximately 676 field representatives. We believe that one of our largest competitors, IDEXX Laboratories, Inc. ("IDEXX"), in effect prohibits its distributors from selling competitive products, including our diagnostic instruments and heartworm diagnostic tests. As a result, 11 of these 16 regional distributors with approximately 135 field representatives carry our full distribution product line. We believe the IDEXX restrictions limit our ability to engage national independent third party distributors to sell our full distribution line of products.

We have a staff dedicated to customer and product support in our Core Companion Animal Health segment including veterinarians, technical support specialists and service technicians. Individuals from our product development group may also be used as a resource in responding to certain product inquiries.

Internationally, we market our Core Companion Animal Health products to veterinarians primarily through third-party veterinary diagnostic laboratories, independent third-party distributors and Novartis Agro K.K., Tokyo ("Novartis Japan"). These entities typically provide customer support. Novartis Japan exclusively markets and distributes SOLO STEP CH and our line of E.R.D. HEALTHSCREEN urine test products in Japan.

All OVP products are marketed and sold by third parties under third party labels. AgriLabs currently has exclusive sales and marketing rights to certain of our bovine vaccines, which are sold primarily under the Titanium® and MasterGuard® labels, in the United States, Africa and Mexico.

We grant third parties rights to our intellectual property as well as our products, with our compensation often taking the form of royalties and/or milestone payments. For example, we have an agreement with Nestlé Purina PetCare Company ("Purina"), a unit of Nestlé S.A., under which Purina pays royalties on certain pet food products it markets based on our patent-protected science.

Manufacturing

The majority of our product revenue is from proprietary products manufactured by third parties. Third parties manufacture our veterinary instruments, including affiliated consumables and supplies, as well as other products including our heartworm point-of-care diagnostic tests, our allergy treatment products and our E.R.D.-HEALTHSCREEN Urine Tests. Our handheld blood analysis instruments and affiliated supplies are manufactured under contract with APOC, our chemistry instruments and affiliated supplies are manufactured under contract with FUJIFILM, test strips and supplies affiliated with our previous chemistry instrument are manufactured under contract with Arkray and our hematology instruments and affiliated supplies are manufactured under contract with Boule. Our immunotherapy treatment products are manufactured under contract with ALK-Abelló, Inc. Our E.R.D. Reagent Packs and our E.R.D.-HEALTHSCREEN Urine Tests are manufactured under contract with Genzyme Diagnostics P.E.I., Inc., formerly known as Diagnostic Chemicals Limited. Our heartworm point-of-care diagnostic tests are manufactured under a contract with Quidel. We manufacture and supply Quidel with certain critical raw materials for our heartworm point-of-care tests.

Our facility in Des Moines, Iowa is a USDA, Food and Drug Administration ("FDA"), and Drug Enforcement Agency ("DEA") licensed biological and pharmaceutical manufacturing facility. This facility currently has the capacity to manufacture more than 50 million doses of vaccine each year. We expect that we will manufacture most or all of our biological and pharmaceutical products at this facility, as well as most or all of our recombinant proteins and other proprietary reagents for our diagnostic tests. We currently manufacture our canine heartworm prevention product, our FELINE ULTRANASAL Vaccines and all our OVP segment products at this facility. Our OVP segment's customers purchase products in both finished and bulk format, and we perform all phases of manufacturing, including growth of the active bacterial and viral agents, sterile filling, lyophilization and packaging at this facility. We manufacture our various allergy diagnostic products at our Des Moines facility, our Loveland facility and our Fribourg facility. We believe the raw materials for products we manufacture are available from several sources.

Product Development

We are committed to providing innovative products to address latent health needs of companion animals. We may obtain such products from external sources, external collaboration or internal research and development.

We are committed to identifying external product opportunities and creating business and technical collaborations that lead to high value veterinary products. We believe that our active participation in scientific networks and our reputation for investing in research enhances our ability to acquire external product opportunities. We have collaborated, and intend to continue to do so, with a number of companies and universities. Examples of such collaborations include:

- Quidel for the development of SOLO STEP CH Cassettes, SOLO STEP CH Batch Test Strips and SOLO STEP FH Cassettes;
- Boule for the development of veterinary applications for the HEMATRUE Veterinary Hematology Analyzer and associated reagents;
- FUJIFILM for the development of veterinary applications for the DRI-CHEM 4000 Veterinary Chemistry Analyzer and associated slides and supplies.

We are currently collaborating with FUJIFILM on a line extension of our chemistry instrument offering. We expect to complete development and sell the resulting new instrument prior to year end.

Internal research and development is managed on a case-by-case basis. We employ individuals with microbiology, immunology, genetics, biochemistry, molecular biology, parasitology as well as veterinary expertise and will form multidisciplinary product-associated teams as appropriate. We incurred expenses of $3.5 million, $2.7 million and $2.0 million in the years ended December 31, 2006, 2007 and 2008, respectively, in support of our research and development activities.

Intellectual Property

We believe that patents, trademarks, copyrights and other proprietary rights are important to our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. The proprietary technologies of our OVP segment are primarily protected through trade secret protection of, for example, our manufacturing processes in this area.

We actively seek patent protection both in the United States and abroad. Our issued and pending patent portfolios primarily relate to heartworm control, flea control, allergy, infectious disease vaccines, diagnostic and detection tests, immunomodulators, instrumentation, nutrition, pain control and vaccine delivery technologies. As of December 31, 2008, we owned, co-owned or had rights to 176 issued U.S. patents and 35 pending U.S. patent applications expiring at various dates from February 2011 to August 2024. Applications corresponding to pending U.S. applications have been or will be filed in other countries. Our corresponding foreign patent portfolio as of December 31, 2008 included 80 issued patents and 35 pending applications in various foreign countries.

We have entered into a number of out-licensing agreements to realize additional value in certain of our intellectual property assets in fields outside of our core focus. For example, in 1998 we obtained rights from ImmuLogic Pharmaceutical Corporation to an intellectual property portfolio including a number of major allergens and the genes that encode them for use in veterinary as well as human allergy applications. In order to realize additional value from that portfolio, we granted licenses and options for licenses to several companies for the use of those allergens in the fields of diagnosis and treatment of human allergy. In December 2006, we sold this intellectual property portfolio to Allergopharma Joachim Ganzer KG and obtained an exclusive license to veterinary rights for this intellectual property portfolio as part of the agreement.

We also have obtained exclusive and non-exclusive licenses for numerous other patents held by academic institutions and biotechnology and pharmaceutical companies.

Seasonality

We expect to experience less seasonality than we have in the past due to factors including increased instrument consumable revenue, which does not tend to be seasonal, and changes in the timing of certain product promotions. At this point, we do not anticipate a large seasonal effect on our consolidated financial results.

Government Regulation

Although the majority of our product revenue is from the sale of unregulated items, many of our products or products that we may develop are, or may be, subject to extensive regulation by governmental authorities in the United States, including the USDA and the FDA, and by similar agencies in other countries. These regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market approval, advertising, promotion, sale and distribution of our products. Satisfaction of these requirements can take several years to achieve and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the product. Any product that we develop must receive all relevant regulatory approval or clearances, if required, before it may be marketed in a particular country. The following summarizes the major U.S. government agencies that regulate animal health products:

- *USDA*. Vaccines and certain single use, point-of-care diagnostics are considered veterinary biologics and are therefore regulated by the Center for Veterinary Biologics, or CVB, of the USDA. Industry data indicate that it takes approximately four years and $1.0 million to license a conventional vaccine for animals from basic research through licensing. In contrast to vaccines, single use, point-of-care diagnostics can typically be licensed by the USDA in about two years, at considerably less cost. However, vaccines or diagnostics that use innovative materials, such as those resulting from recombinant DNA technology, usually require additional time to license. The USDA licensing process involves the submission of several data packages. These packages include information on how the product will be manufactured, information on the efficacy and safety of the product in laboratory and target animal studies and information on performance of the product in field conditions.

- *FDA*. Pharmaceutical products, which typically include synthetic compounds, are approved and monitored by the Center for Veterinary Medicine of the FDA. Industry data indicate that developing a new drug for animals requires approximately 11 years from commencement of research to market introduction and costs approximately $5.5 million. Of this time, approximately three years is spent in animal studies and the regulatory review process. However, unlike human drugs, neither preclinical studies nor a sequential phase system of studies are required. Rather, for animal drugs, studies for safety and efficacy may be conducted immediately in the species for which the drug is intended. Thus, there is no required phased evaluation of drug performance, and the Center for Veterinary Medicine will review data at appropriate times in the drug development process. In addition, the time and cost for developing companion animal drugs may be significantly less than for drugs for livestock animals, as food safety issues relating to tissue residue levels are not applicable.

- *EPA*. Products that are applied topically to animals or to premises to control external parasites are regulated by the Environmental Protection Agency, or EPA.

After we have received regulatory licensing or approval for our products, numerous regulatory requirements typically apply. Among the conditions for certain regulatory approvals is the requirement that our manufacturing facilities or those of our third-party manufacturers conform to current Good Manufacturing Practices or other manufacturing regulations, which include requirements relating to quality control and quality assurance as well as maintenance of records and documentation. The USDA, FDA and foreign regulatory authorities strictly enforce manufacturing regulatory requirements through periodic inspections and/or reports.

A number of our animal health products are not regulated. For example, certain products such as our E.R.D.-HEALTHSCREEN Urine Tests and our ALLERCEPT panels, as well as other reference lab tests, are not regulated by either the USDA or FDA. Similarly, none of our veterinary instruments requires regulatory approval to be marketed and sold in the United States.

We have pursued regulatory approval outside the United States based on market demographics of foreign countries. For marketing outside the United States, we are subject to foreign regulatory requirements governing regulatory licensing and approval for many of our products. Licensing and approval by comparable regulatory authorities of foreign countries must be obtained before we can market products in those countries. Product licensing approval processes and requirements vary from country to country and the time required for such approvals may differ substantially from that required in the United States. We cannot be certain that approval of any of our products in one country will result in approvals in any other country. To date, we or our distributors have sought regulatory approval for certain of our products in Canada, which is governed by the Canadian Food Inspection Agency, or CFIA; in Japan, which is governed by the Japanese Ministry of Agriculture, Forestry and Fisheries, or MAFF; and in certain European and other Asian countries requiring such approval.

Core Companion Animal Health products previously discussed which have received regulatory approval in the United States and/or elsewhere are summarized below.

Products	Country	Regulated	Agency	Status
E.R.D.-HEALTHSCREEN Canine Urine Test	United States	No		
	EU	No-in most countries		
	Canada	No		
	Japan	Yes	MAFF	Licensed
E.R.D.-HEALTHSCREEN Feline Urine Test	United States	No		
	EU	No-in most countries		
	Canada	No		
	Japan	Yes	MAFF	Licensed
FELINE ULTRANASAL FVRC Vaccine	United States	Yes	USDA	Licensed
	Canada	Yes	CFIA	Licensed
FELINE ULTRANASAL FVRCP Vaccine	United States	Yes	USDA	Licensed
	Canada	Yes	CFIA	Licensed
SOLO STEP CH	United States	Yes	USDA	Licensed
	EU	No-in most countries		
	Canada	Yes	CFIA	Licensed
	Japan	Yes	MAFF	Licensed
SOLO STEP CH Batch Test Strips	United States	Yes	USDA	Licensed
	Canada	Yes	CFIA	Licensed
SOLO STEP FH	United States	Yes	USDA	Licensed
TRI-HEART Plus Heartworm Preventive	United States	Yes	FDA	Licensed
	Japan	Yes	MAFF	Licensed
	South Korea	Yes	NVRQS	Licensed

Competition

Out market is intensely competitive. Our competitors include independent animal health companies and major pharmaceutical companies that have animal health divisions. We also compete with independent, third-party distributors, including distributors who sell products under their own private labels. In the point-of-care diagnostic testing market, our major competitors include IDEXX, Abaxis, Inc. and Synbiotics Corporation. The products manufactured by our OVP segment for sale by third parties compete with similar products offered by a number of other companies, some of which have substantially greater financial, technical, research and other resources than us and may have more established marketing, sales, distribution and service organizations than our OVP segment's customers. Companies with a significant presence in the animal health market such as Bayer AG, CEVA Santé Animale, Merial Limited (a company jointly owned by Merck & Co., Inc. and Sanofi-Aventis), Novartis AG, Pfizer Inc., Schering-Plough Corporation, Vétoquinol S.A., Virbac S.A. and Wyeth may be marketing or developing products that compete with our products or would compete with them if successfully developed. These and other competitors and potential competitors may have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than we do. Our competitors may offer broader product lines and have greater name recognition than we do.

Environmental Regulation

In connection with our product development activities and manufacturing of our biological, pharmaceutical and diagnostic and detection products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with these laws, regulations and policies in all material respects and have not been required to take any significant action to correct any noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Employees

As of December 31, 2008, we and our subsidiaries employed 312 people, of whom 138 were focused in production and technical and logistical services, including instrumentation service, 108 in sales, marketing and customer support, 56 in general administrative services, such as accounting, and 10 in product development. We believe that our ability to attract and retain skilled personnel is critical to our success. None of our employees is covered by a collective bargaining agreement, and we believe our employee relations are good.

Executive Officers

Our executive officers and their ages as of March 16, 2009 are as follows:

Name	Age	Position
Robert B. Grieve, Ph.D.	57	Chairman of the Board and Chief Executive Officer
Michael J. McGinley, Ph.D.	48	President and Chief Operating Officer
Jason A. Napolitano	40	Executive Vice President, Chief Financial Officer and Secretary
Michael A. Bent	54	Vice President, Principal Accounting Officer and Controller
G. Lynn Snodgrass	39	Vice President, Sales

Robert B. Grieve, Ph.D., one of our founders, currently serves as Chief Executive Officer and Chairman of the Board. Dr. Grieve was named Chief Executive Officer effective January 1, 1999, Vice Chairman effective March 1992 and Chairman of the Board effective May 2000. Dr. Grieve also served as Chief Scientific Officer from December 1994 to January 1999 and Vice President, Research and Development, from March 1992 to December 1994. He has been a member of our Board of Directors since 1990. He holds a Ph.D. degree from the University of Florida and M.S. and B.S. degrees from the University of Wyoming.

Michael J. McGinley, Ph.D. was appointed President and Chief Operating Officer effective January 1, 2009. He previously served as Vice President, Global Operations from April through December 2008, Vice President, Operations and Technical Affairs and General Manager, Heska Des Moines from January 2002 to April 2008 and in other positions beginning in June 1997. Prior to joining Heska, Dr. McGinley held positions with Bayer Animal Health and Fort Dodge Laboratories. He holds Doctorate and M.S. degrees in Immunobiology from Iowa State University.

Jason A. Napolitano was appointed Executive Vice President and Chief Financial Officer in May 2002. He was appointed our Secretary in February 2009. He also served as our Secretary from May 2002 to December 2006. Prior to joining us formally, he was a financial consultant. From 1990 to 2001, Mr. Napolitano held various positions at Credit Suisse First Boston, an investment bank, including Vice President in health care investment banking and Director in mergers and acquisitions. He holds a B.S. degree from Yale University.

Michael A. Bent was appointed Vice President, Principal Accounting Officer and Controller in May 2002. From September 1999 until April 2002, he was Corporate Controller. From November 1993 until

September 1999, Mr. Bent was Director, Accounting Operations at Coors Brewing Company. Mr. Bent holds a B.S. in accounting from the University of Wyoming. Mr. Bent is a CPA in Colorado and Wyoming.

G. Lynn Snodgrass was appointed Vice President, Sales in January 2007. From January 2005 to December 2006, he was Senior Director, Sales for Heska Corporation. He held various sales positions at Heska from August 1999 through December 2004. Prior to joining Heska, he held various sales positions with Luitpold Pharmaceuticals, GPC Incorporated, Merck and Company and TV Fanfare, Inc. Mr. Snodgrass holds a B.S. in Biomedical Science from Texas A&M University.

Item 1A. Risk Factors

Our future operating results may vary substantially from period to period due to a number of factors, many of which are beyond our control. The following discussion highlights some of these factors and the possible impact of these factors on future results of operations. The risks and uncertainties described below are not the only ones we face. Additional risks or uncertainties not presently known to us or that we deem to be currently immaterial also may impair our business operations. If any of the following factors actually occur, our business, financial condition or results of operations could be harmed. In that case, the price of our common stock could decline and you could experience losses on your investment.

We rely substantially on third-party suppliers. The loss of products or delays in product availability from one or more third-party supplier could substantially harm our business.

To be successful, we must contract for the supply of, or manufacture ourselves, current and future products of appropriate quantity, quality and cost. Such products must be available on a timely basis and be in compliance with any regulatory requirements. Failure to do so could substantially harm our business.

We rely on third party suppliers to manufacture those products we do not manufacture ourselves. Proprietary products provided by these suppliers represent a majority of our product revenue. We currently rely on these suppliers for our veterinary instruments and consumable supplies for these instruments, for our point-of-care diagnostic and other tests, for the manufacture of our allergy immunotherapy treatment products as well as for the manufacture of other products. Major suppliers who sell us proprietary products which are responsible for more than 5% of our trailing 12-month product revenue are APOC, Arkray, Boule, FUJIFILM and Quidel. None of these suppliers sell us proprietary products which are responsible for more than 20% of our trailing 12-month product revenue, although the proprietary products of one is responsible for more than 15% of our revenue and one other is responsible for more than 10% of our revenue. We often purchase products from our suppliers under agreements that are of limited duration or potentially can be terminated on an annual basis. In the case of our veterinary diagnostic instruments, we are typically entitled to non-exclusive access to consumable supplies for a defined period upon expiration of exclusive rights, which could subject us to competitive pressures in the period of non-exclusive access. For example, APOC has the right to cancel our agreement with notice to us and if APOC does so, we believe we have the contractual right to purchase consumable supplies from APOC for six months and sell consumable supplies for at least nine months following such notice on a non-exclusive basis. Although we believe we have arrangements to ensure supply of our other major product offerings in the marketplace through at least the end of 2009, there can be no assurance that our suppliers will meet their obligations under any agreements we may have in place with them or that we will be able to compel them to do so. Risks of relying on suppliers include:

- *The loss of product rights upon expiration or termination of an existing agreement.* Unless we are able to find an alternate supply of a similar product, we would not be able to continue to offer our customers the same breadth of products and our sales and operating results would likely suffer. In the case of an instrument supplier, we could also potentially suffer the loss of sales of consumable supplies, which would be significant in cases where we have built a significant installed base, further harming our sales prospects and opportunities. Even if we were able to find an alternate supply for a product to which we lost rights, we would likely face increased competition from the product whose rights we lost being marketed by a third party or the former supplier and it may take us additional time and expense to gain the necessary approvals and launch an alternative product.

- *Loss of exclusivity.* In the case of our veterinary diagnostic instruments, if we are entitled to non-exclusive access to consumable supplies for a defined period upon expiration of exclusive rights, we may face increased competition from a third party with similar non-exclusive access or our former supplier, which could cause us to lose customers and/or significantly decrease our margins and could significantly affect our financial results. In addition, current agreements, or agreements we may negotiate in the future, with suppliers may require us to meet minimum annual sales levels to maintain our position as the exclusive distributor of these products. We may not meet these minimum sales levels and maintain exclusivity over the distribution and sale of these products. If we are not the exclusive distributor of these products, competition may increase significantly, reducing our revenues and/or decreasing our margins.

- *High switching costs.* In our diagnostic instrument products we could face significant competition and lose all or some of the consumable revenues from the installed base of those instruments if we were to switch to a competitive instrument. If we need to change to other commercial manufacturing contractors for certain of our regulated products, additional regulatory licenses or approvals must be obtained for these contractors prior to our use. This would require new testing and compliance inspections prior to sale thus resulting in potential delays. Any new manufacturer would have to be educated in, or develop substantially equivalent processes necessary for the production of our products. We likely would have to train our sales force, distribution network employees and customer support organization on the new product and spend significant funds marketing the new product to our customer base.

- *Inability to meet minimum obligations.* Current agreements, or agreements we may negotiate in the future, may commit us to certain minimum purchase or other spending obligations. It is possible we will not be able to create the market demand to meet such obligations, which could create a drain on our financial resources and liquidity. Some such agreements may require minimum purchases and/or sales to maintain product rights and we may be significantly harmed if we are unable to meet such requirements and lose product rights.

- *The involuntary or voluntary discontinuation of a product line.* Unless we are able to find an alternate supply of a similar product in this or similar circumstances with any product, we would not be able to continue to offer our customers the same breadth of products and our sales would likely suffer. Even if we are able to identify an alternate supply, it may take us additional time and expense to gain the necessary approvals and launch an alternative product, especially if the product is discontinued unexpectedly. An example of such a situation arose in 2006 when Dolphin Medical Inc. (a majority-owned subsidiary of OSI Systems, Inc.) discontinued production of our VET/OX G2 DIGITAL Monitor as part of an agreement with Masimo Corporation to settle a patent dispute.

- *Inconsistent or inadequate quality control.* We may not be able to control or adequately monitor the quality of products we receive from our suppliers. Poor quality items could damage our reputation with our customers.

- *Limited capacity or ability to scale capacity.* If market demand for our products increases suddenly, our current suppliers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand. If we consistently generate more demand for a product than a given supplier is capable of handling, it could lead to large backorders and potentially lost sales to competitive products that are readily available. This could require us to seek or fund new sources of supply, which may be difficult to find unless it is under terms that are less advantageous.

- *Regulatory risk.* Our manufacturing facility and those of some of our third party suppliers are subject to ongoing periodic unannounced inspection by regulatory authorities, including the FDA, USDA and other federal and state agencies for compliance with strictly enforced Good Manufacturing Practices, regulations and similar foreign standards, and we do not have control over our suppliers' compliance with these regulations and standards. Violations could potentially lead to interruptions in supply that could cause us to lose sales to readily available competitive products.

- *Developmental delays.* We may experience delays in the scale-up quantities needed for product development that could delay regulatory submissions and commercialization of our products in development, causing us to miss key opportunities.

- *Limited intellectual property rights.* We typically do not have intellectual property rights, or may have to share intellectual property rights, to the products themselves and any improvements to the manufacturing processes or new manufacturing processes for our products.

Potential problems with suppliers such as those discussed above could substantially decrease sales, lead to higher costs, and/or damage our reputation with our customers due to factors such as poor quality goods or delays in order fulfillment, resulting in our being unable to sell our products effectively and substantially harm our business.

We may be unable to successfully market and sell our products.

We may not successfully develop and maintain marketing and/or sales capabilities, and we may not be able to make arrangements with third parties to perform these activities on satisfactory terms. If our marketing and sales strategy is unsuccessful, our ability to sell our products will be negatively impacted and our revenues will decrease.

We believe the recent worldwide economic weakness has had a negative effect on our business, and this may continue in the future. This is particularly notable in the sale of new instruments, which is a capital expenditure many, if not most, veterinarians may choose to defer in times of perceived economic weakness. Even if the overall economy begins to grow in the future, there may be a lag before veterinarians display confidence such growth will continue and return to historical capital expenditure purchasing patterns. As the vast majority of cash flow to veterinarians ultimately is funded by pet owners without private insurance or government support, our business may be more susceptible to severe economic downturns than other health care businesses which rely less on individual consumers.

The market for companion animal healthcare products is highly fragmented. Because our Core Companion Animal Health proprietary products are generally available only to veterinarians or by prescription and our medical instruments require technical training to operate, we predominately sell all our Core Companion Animal Health products to or through veterinarians ultimately. The acceptance of our products by veterinarians is critical to our success. Changes in our ability to obtain or maintain such acceptance or changes in veterinary medical practice could significantly decrease our anticipated sales.

We currently market and sell most of our Core Companion Animal Health products in the United States to veterinarians through an outside field organization of approximately 38 individuals, an inside sales force of approximately 20 individuals, approximately 11 independent third-party distributors who carry our full distribution product line and approximately 5 independent third-party distributors who carry portions of our distribution product line, as well as through trade shows and print advertising. To be successful in these endeavors, we will have to effectively market our products and continue to develop and train our direct sales force as well as the sales personnel of our independent third-party distributors.

Independent third-party distributors may be effective in increasing sales of our products to veterinarians, although we would expect a corresponding lower gross margin as such distributors typically buy products from us at a discount to end user prices. It is possible new or existing independent third-party distributors could cannibalize our direct sales efforts and lower our total gross margin. For us to be effective when working with an independent third-party distributor, the distributor must agree to market and or sell our products and we must provide proper economic incentives to the distributor as well as contend effectively for the distributor's time and focus given other products the distributor may be carrying, potentially including those of our competitors. If we fail to be effective with new or existing independent third-party distributors, our financial performance may suffer. In addition, most of our independent third-party distributor agreements can be terminated on 60 days notice and we believe that IDEXX, one of our largest competitors, in effect prohibits its distributors from selling competitive products, including our diagnostic instruments and heartworm diagnostic tests. We believe this restriction limits our ability to engage national independent third-party distributors to sell our full distribution line of products and has caused large distributors of our products in the past to no longer carry our instruments and heartworm diagnostic tests upon commencing distribution of the IDEXX product line.

We operate in a highly competitive industry, which could render our products obsolete or substantially limit the volume of products that we sell. This would limit our ability to compete and maintain sustained profitability.

The market in which we compete is intensely competitive. Our competitors include independent animal health companies and major pharmaceutical companies that have animal health divisions. We also compete with independent, third-party distributors, including distributors who sell products under their own private labels. In the point-of-care diagnostic testing market, our major competitors include IDEXX, Abaxis, Inc. and Synbiotics Corporation. The products manufactured by our OVP segment for sale by third parties compete with similar products offered by a number of other companies, some of which have substantially greater financial, technical, research and other resources than us and may have more established marketing, sales, distribution and service organizations than our OVP segment's customers. Competitors may have facilities with similar capabilities to our OVP segment, which they may operate and sell at a lower unit price to customers than our OVP segment does, which could cause us to lose customers. Companies with a significant presence in the companion animal health market, such as Bayer AG, CEVA Santé Animale, Merial Limited (a company jointly owned by Merck & Co., Inc. and Sanofi-Aventis), Novartis AG, Pfizer Inc., Schering-Plough Corporation, Vétoquinol S.A., Virbac S.A. and Wyeth, may be marketing or developing products that compete with our products or would compete with them if developed. These and other competitors and potential competitors may have substantially greater financial, technical, research and other resources and larger, more established marketing, sales and service organizations than we do. Our competitors may offer broader product lines and have greater name recognition than we do. Our competitors may develop or market technologies or products that are more effective or commercially attractive than our current or future products or that would render our technologies and products obsolete. Further, additional competition could come from new entrants to the animal health care market. Moreover, we may not have the financial resources, technical expertise or marketing, sales or support capabilities to compete successfully. We believe that one of our largest competitors, IDEXX, in effect prohibits its distributors from selling competitive products, including our diagnostic instruments and heartworm diagnostic tests. Another of our competitors, Abaxis, Inc. recently launched a canine heartworm diagnostic test competitive with ours. If we fail to compete successfully, our ability to achieve sustained profitability will be limited and sustained profitability, or profitability at all, may not be possible.

If the third parties to whom we granted substantial marketing rights for certain of our existing products or future products under development are not successful in marketing those products, then our sales and financial position may suffer.

Our agreements with our corporate marketing partners generally contain no or small minimum purchase requirements in order for them to maintain their exclusive or co-exclusive marketing rights. We are party to an agreement with SPAH which grants distribution and marketing rights in the U.S. for our canine heartworm preventive product, TRI-HEART Plus Chewable Tablets. AgriLabs has the exclusive right to sell certain of our bovine vaccines in the United States, Africa and Mexico. Novartis Japan markets and distributes our SOLO STEP CH heartworm test and our E.R.D. Healthscreen urine test products in Japan under an exclusive arrangement. One or more of these marketing partners may not devote sufficient resources to marketing our products. For example, on March 9, 2009, Merck & Co., Inc. ("Merck") and Schering-Plough Corporation ("SGP") announced plans to merge. SGP is the parent company of SPAH. Merck owns 50% of Merial Limited, a company which sells a canine heartworm preventive competitive with ours. If Merck and SGP are required to divest or cease operations related to our heartworm preventive in order to complete their merger, our sales could decline significantly and our business could be damaged. Similarly, if SPAH personnel are distracted or experience turmoil as a result of the announced merger between Merck and SGP, our sales could decline significantly. Furthermore, there may be nothing to prevent these partners from pursuing alternative technologies or products that may compete with our products in current or future agreements. For example, we believe a unit of SPAH has obtained FDA approval for a canine heartworm preventive product with additional claims compared with our TRI-HEART Plus Chewable Tablets. Should SPAH decide to emphasize sales and marketing efforts of this product rather than our TRI-HEART Plus Chewable Tablets or cancel our agreement regarding canine heartworm preventive distribution and marketing, our sales could decline significantly. In the future, third-party marketing assistance may not be available on reasonable terms, if at all. If any of these events occur, we may not be able to commercialize our products and our sales will decline. In addition, both our agreement with AgriLabs requires us to potentially pay penalties if we are unable to supply product over an extended period of time.

We have historically not consistently generated positive cash flow from operations, may need additional capital and any required capital may not be available on reasonable terms or at all.

If our actual performance deviates from our operating plan, we may be required to raise additional capital in the future. If necessary, we expect to raise these additional funds by the sale of equity securities or refinancing loans currently outstanding on assets with historical appraised values in excess of related debt. There is no guarantee that additional capital will be available from these sources on reasonable terms, if at all, and certain of these sources may require approval by existing lenders. The public markets may be unreceptive to equity financings and we may not be able to obtain additional private equity or debt financing. Any equity financing would likely be dilutive to stockholders and additional debt financing, if available, may include restrictive covenants and increased interest rates that would limit our currently planned operations and strategies. Additionally, funds we expect to be available under our existing revolving line of credit may not be available and other lenders could refuse to provide us with additional debt financing. We believe the credit markets are particularly restrictive and difficult to obtain funding in versus recent history. Furthermore, even if additional capital is available, it may not be of the magnitude required to meet our needs under these or other scenarios. If additional funds are required and are not available, it would likely have a material adverse effect on our business, financial condition and our ability to continue as a going concern.

Our common stock is listed on the Nasdaq Capital Market and we may not be able to maintain that listing, which may make it more difficult for you to sell your shares.

Our common stock is listed on the Nasdaq Capital Market. The Nasdaq has several quantitative and qualitative requirements companies must comply with to maintain this listing, including a $1.00 minimum bid price. We are currently not in compliance with the $1.00 minimum bid price and we have received a communication from Nasdaq so advising us. Nasdaq has announced a temporary suspension of minimum bid price enforcement until April 20, 2009, when the compliance process will be reinstated; we are to have 180 calendar days from April 20, 2009 to regain compliance with the minimum bid price requirement, which requires our stock to have a minimum closing bid price of $1.00 for at least 10 consecutive trading days. If we fail to regain compliance with the minimum bid price requirement within 180 days, Nasdaq has informed us we will be eligible for an additional 180 calendar day compliance period if we satisfy the Nasdaq Capital Market initial listing criteria other than the minimum bid price requirement at that time. There can be no assurance we will meet these criteria at that point, that Nasdaq will interpret these criteria in the same manner we do if we believe we meet the criteria, or that Nasdaq will not change such criteria to include requirements we do not meet in the future, any of which could cause us to fail to obtain the additional 180 day compliance period. In addition, we may be delisted before April 20, 2009 if we fail to comply with certain other Nasdaq Capital Markets listing requirements. If we are delisted from the Nasdaq Capital Market, our common stock may be considered a penny stock under the regulations of the SEC and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our common stock, which could severely limit market liquidity of the common stock and your ability to sell our securities in the secondary market. This lack of liquidity would also make it more difficult for us to raise capital in the future.

Many of our expenses are fixed and if factors beyond our control cause our revenue to fluctuate, this fluctuation could cause greater than expected losses, cash flow and liquidity shortfalls.

We believe that our future operating results will fluctuate on a quarterly basis due to a variety of factors which are generally beyond our control, including:

- supply of products from third-party suppliers or termination, cancellation or expiration of such relationships;
- the introduction of new products by our competitors or by us;
- competition and pricing pressures from competitive products;
- our ability to maintain relationships with independent third-party distributors;
- large customers failing to purchase at historical levels, including changes in independent third-party distributor purchasing patterns and inventory levels;
- fundamental shifts in market demand;
- manufacturing delays;
- shipment problems;
- information technology problems, which may prevent us from conducting our business effectively, or at all, and may also raise our costs;
- regulatory and other delays in product development;
- product recalls or other issues which may raise our costs;
- changes in our reputation and/or market acceptance of our current or new products; and
- changes in the mix of products sold.

We have high operating expenses, including those related to personnel. Many of these expenses are fixed in the short term. If any of the factors listed above cause our revenues to decline, our operating results could be substantially harmed.

We often depend on third parties for products we intend to introduce in the future. If our current relationships and collaborations are not successful, we may not be able to introduce the products we intend to in the future.

We are often dependent on third parties and collaborative partners to successfully and timely perform research and development activities to successfully develop new products. For example, we jointly developed point-of-care diagnostic products with Quidel. In other cases, we have discussed Heska marketing in the veterinary market an instrument being developed by a third party for use in the human health care market. In the future, one or more of these third parties or collaborative partners may not complete research and development activities in a timely fashion, or at all. Even if these third parties are successful in their research and development activities, we may not be able to come to an economic agreement with them. If these third parties or collaborative partners fail to complete research and development activities, fail to complete them in a timely fashion, or if we are unable to negotiate economic agreements with such third parties or collaborative partners, our ability to introduce new products will be impacted negatively and our revenues may decline. We are currently collaborating with FUJIFILM on a line extension of our chemistry instrument offering. We expect to complete and sell the resulting new instrument prior to year end. If FUJIFILM fails to complete the anticipated development activities in a timely fashion, we will not generate any sales of this new instrument prior to year end and our 2009 revenue will likely be lower than our current expectations as a result.

We may not be able to continue to achieve sustained profitability or increase profitability on a quarterly or annual basis.

Prior to 2005, we incurred net losses on an annual basis since our inception in 1988 and, as of December 31, 2008, we had an accumulated deficit of $174.0 million. We have achieved only one quarter with income before income taxes greater than $1.5 million. Accordingly, relatively small differences in our performance metrics may cause us to lose money in future periods. Our ability to continue to be profitable in future periods will depend, in part, on our ability to increase sales in our Core Companion Animal Health segment, including maintaining and growing our installed base of instruments and related consumables, to maintain or increase gross margins and to limit the increase in our operating expenses to a reasonable level as well as avoid or effectively manage any unanticipated issues. We may not be able to generate, sustain or increase profitability on a quarterly or annual basis. If we cannot achieve or sustain profitability for an extended period, we may not be able to fund our expected cash needs, including the repayment of debt as it comes due, or continue our operations.

If we are unable to maintain various financial and other covenants required by our credit facility agreement we will be unable to borrow any funds under the agreement and fund our operations.

Under our credit and security agreement with Wells Fargo Bank, National Association ("Wells Fargo") we are required to comply with various financial and non-financial covenants in order to borrow under the agreement. The availability of borrowings under this agreement is essential to continue to fund our operations. Among the financial covenants is a requirement to maintain minimum liquidity (cash plus excess borrowing base) of $1.5 million. Additional requirements include covenants for minimum capital monthly and minimum net income quarterly. Although we believe we will be able to maintain compliance with all these covenants and any covenants we may negotiate in the future, there can be no assurance thereof. We have not always been able to maintain compliance with all covenants under our credit and security agreement in the past. Although Wells Fargo granted us a waiver of non-compliance in each case, there can be no assurance we will be able to obtain similar waivers or other modifications if needed in the future on economic terms, if at all.

Failure to comply with any of the covenants, representations or warranties, or failure to modify them to allow future compliance, could result in our being in default and could cause all outstanding borrowings under our credit and security agreement to become immediately due and payable, or impact our ability to borrow under the agreement. In addition, Wells Fargo has discretion in setting the advance rates which we may borrow against eligible assets. We intend to rely on available borrowings under the credit and security agreement to fund our operations in the future. If we are unable to borrow funds under this agreement, we will need to raise additional capital from other sources to continue our operations, which capital may not be available on acceptable terms, or at all.

Our future revenues depend on successful product development, commercialization and/or market acceptance, any of which can be slower than we expect or may not occur.

The product development and regulatory approval process for many of our potential products is extensive and may take substantially longer than we anticipate. Research projects may fail. New products that we may be developing for the veterinary marketplace may not perform up to our expectations. Because we have limited resources to devote to product development and commercialization, any delay in the development of one product or reallocation of resources to product development efforts that prove unsuccessful may delay or jeopardize the development of other product candidates. If we fail to successfully develop new products and bring them to market in a timely manner, our ability to generate additional revenue will decrease.

Even if we are successful in the development of a product or obtain rights to a product from a third-party supplier, we may experience delays in commercialization and or market acceptance of the product. For example, veterinarians may be slow to adopt a product or there may be delays in producing large volumes of a product. The former is particularly likely where there is no comparable product available or historical use of such a product. For example, while we believe our E.R.D.-HEALTHSCREEN urine tests for dogs and cats represent a significant scientific breakthrough in companion animal annual health examinations, these products have achieved significantly lower market acceptance than we anticipated. The ultimate adoption of a new product by veterinarians, the rate of such adoption and the extent veterinarians choose to integrate such a product into their practice are all important factors in the economic success of one of our new products and are factors that we do not control to a large extent. If our products do not achieve a significant level of market acceptance, demand for our products will not develop as expected and our revenues will be lower than we anticipate.

Our stock price has historically experienced high volatility, which may increase in the future, and which could affect our ability to raise capital in the future or make it difficult for investors to sell their shares.

The securities markets have experienced significant price and volume fluctuations and the market prices of securities of many microcap and smallcap companies have in the past been, and can in the future be expected to be, especially volatile. During the past 12 months, our closing stock price has ranged from a low of $0.17 to a high of $1.60. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings. Factors that may have a significant impact on the market price and marketability of our common stock include:

- stock sales by large stockholders or by insiders;
- changes in the outlook for our business, including any changes in our earnings guidance;
- our quarterly operating results, including as compared to our revenue, earnings or other guidance and in comparison to historical results;
- termination, cancellation or expiration of our third-party supplier relationships;
- announcements of technological innovations or new products by our competitors or by us;
- litigation;

- regulatory developments, including delays in product introductions;
- developments or disputes concerning patents or proprietary rights;
- availability of our revolving line of credit and compliance with debt covenants;
- releases of reports by securities analysts;
- changes in regulatory policies;
- economic and other external factors; and
- general market conditions.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, it is likely we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

The loss of significant customers could harm our operating results.

Sales to no single customer accounted for more than 10% of our consolidated revenue for the periods ended December 31, 2008, 2007 and 2006. No single customer accounted for more than 10% of accounts receivable at December 31, 2008 or 2007. The loss of significant customers who, for example, are historically large purchasers or who are considered leaders in their field could damage our business and financial results.

Obtaining and maintaining regulatory approvals in order to market our regulated products may be costly and delay the marketing and sales of our products.

Many of the products we develop, market or manufacture may subject us to extensive regulation by one or more of the USDA, the FDA, the EPA and foreign and other regulatory authorities. These regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market approval, advertising, promotion and sale of some of our products. Satisfaction of these requirements can take several years and time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the product.

The effect of government regulation may be to delay or to prevent marketing of our products for a considerable period of time and to impose costly procedures upon our activities. We have experienced in the past, and may experience in the future, difficulties that could delay or prevent us from obtaining the regulatory approval or license necessary to introduce or market our products. Such delays in approval may cause us to forego a significant portion of a new product's sales in its first year due to seasonality and advanced booking periods associated with certain products. Regulatory approval of our products may also impose limitations on the indicated or intended uses for which our products may be marketed.

Among the conditions for certain regulatory approvals is the requirement that our facilities and or the facilities of our third party manufacturers conform to current Good Manufacturing Practices and other requirements. If any regulatory authority determines that our manufacturing facilities or those of our third party manufacturers do not conform to appropriate manufacturing requirements, we or the manufacturers of our products may be subject to sanctions, including, but not limited to, warning letters, manufacturing suspensions, product recalls or seizures, injunctions, refusal to permit products to be imported into or exported out of the United States, refusals of regulatory authorities to grant approval or to allow us to enter into government supply contracts, withdrawals of previously approved marketing applications, civil fines and criminal prosecutions. In addition, certain of our agreements require us to pay penalties if we are unable to supply products, including for failure to maintain regulatory approvals. Any of these events, alone or in unison, could damage our business.

Interpretation of existing legislation, regulations and rules or implementation of future legislation, regulations and rules could cause our costs to increase or could harm us in other ways.

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") has increased our required administrative actions and expenses as a public company. The increase in general and administrative costs of complying with Sarbanes-Oxley will depend on how it is interpreted over time. Of particular concern are the level of standards for internal control evaluation and reporting adopted under Section 404 of Sarbanes-Oxley. If our regulators and/or auditors adopt or interpret more stringent standards than we anticipate, we and/or our auditors may be unable to conclude that our internal controls over financial reporting are designed and operating effectively, which could adversely affect investor confidence in our financial statements. Even if we and our auditors are able to conclude that our internal controls over financial reporting are designed and operating effectively in such a circumstance, our general and administrative costs are likely to increase in such a circumstance. In addition, actions by other entities, such as enhanced rules to maintain our listing on the Nasdaq Capital Market, could also increase our general and administrative costs or have other adverse effects on us, as could further legislative, regulatory or rule-making action or more stringent interpretations of existing legislation, regulations and rules.

We may face costly legal disputes, including related to our intellectual property or technology or that of our suppliers or collaborators.

We may face legal disputes related to our business. Even if meritless, these disputes may require significant expenditures on our part and could entail a significant distraction to members of our management team or other key employees. A legal dispute leading to an unfavorable ruling or settlement could have significant material adverse consequences on our business.

We may become subject to additional patent infringement claims and litigation in the United States or other countries or interference proceedings conducted in the United States Patent and Trademark Office, or USPTO, to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are likely to be costly, time-consuming and distracting. As is typical in our industry, from time to time we and our collaborators and suppliers have received, and may in the future receive, notices from third parties claiming infringement and invitations to take licenses under third party patents. Any legal action against us or our collaborators or suppliers may require us or our collaborators or suppliers to obtain one or more licenses in order to market or manufacture affected products or services. However, we or our collaborators or suppliers may not be able to obtain licenses for technology patented by others on commercially reasonable terms, or at all, may not be able to develop alternative approaches if unable to obtain licenses or current and future licenses may not be adequate, any of which could substantially harm our business. An example of such a situation arose in 2006 when Dolphin Medical Inc. (a majority-owned subsidiary of OSI Systems, Inc.) discontinued production of our VET/OX G2 DIGITAL Monitor as part of an agreement with Masimo Corporation to settle a patent dispute.

We may also need to pursue litigation to enforce any patents issued to us or our collaborative partners, to protect trade secrets or know-how owned by us or our collaborative partners, or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceeding will likely result in substantial expense to us and significant diversion of the efforts of our technical and management personnel. Any adverse determination in litigation or interference proceedings could subject us to significant liabilities to third parties. Further, as a result of litigation or other proceedings, we may be required to seek licenses from third parties which may not be available on commercially reasonable terms, if at all.

We depend on key personnel for our future success. If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to achieve our goals.

Our future success is substantially dependent on the efforts of our senior management and other key personnel. The loss of the services of members of our senior management or other key personnel may significantly delay or prevent the achievement of our business objectives. Although we have an employment agreement with many of these individuals, all are at-will employees, which means that either the employee or Heska may terminate employment at any time without prior notice. If we lose the services of, or fail to recruit, key personnel, the growth of our business could be substantially impaired. We do not maintain key person life insurance for any of our senior management or key personnel.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements in conformance with United States generally accepted accounting principles, or GAAP. These accounting principles are established by and are subject to interpretation by the SEC, the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, and others who interpret and create accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is made effective. Such changes may adversely affect our reported financial results or the way we conduct our business.

We may face product returns and product liability litigation in excess of or not covered by our insurance coverage or indemnities and/or warranties from our suppliers. If we become subject to product liability claims resulting from defects in our products, we may fail to achieve market acceptance of our products and our sales could substantially decline.

The testing, manufacturing and marketing of our current products as well as those currently under development entail an inherent risk of product liability claims and associated adverse publicity. Following the introduction of a product, adverse side effects may be discovered. Adverse publicity regarding such effects could affect sales of our other products for an indeterminate time period. To date, we have not experienced any material product liability claims, but any claim arising in the future could substantially harm our business. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. We may not be able to continue to obtain adequate insurance at a reasonable cost, if at all. In the event that we are held liable for a claim against which we are not indemnified or for damages exceeding the $10 million limit of our insurance coverage or which results in significant adverse publicity against us, we may lose revenue, be required to make substantial payments which could exceed our financial capacity and or lose or fail to achieve market acceptance.

We may be held liable for the release of hazardous materials, which could result in extensive clean up costs or otherwise harm our business.

Certain of our products and development programs produced at our Des Moines, Iowa facility involve the controlled use of hazardous and biohazardous materials, including chemicals and infectious disease agents. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable local, state and federal regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any fines, penalties, remediation costs or other damages that result. Our liability for the release of hazardous materials could exceed our resources, which could lead to a shutdown of our operations, significant remediation costs and potential legal liability. In addition, we may incur substantial costs to comply with environmental regulations if we choose to expand our manufacturing capacity.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

Our principal administrative and research and development activities are located in Loveland, Colorado. We currently lease approximately 60,000 square feet at a facility in Loveland, Colorado under an 18-year lease agreement which expires in 2023. Our principal production facility located in Des Moines, Iowa, consists of 168,000 square feet of buildings on 34 acres of land, which we own. We also own a 175-acre farm used principally for testing products, located in Carlisle, Iowa. Our European facility in Fribourg, Switzerland is leased under an agreement which expires in 2012.

Item 3. Legal Proceedings.

None.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of stockholders during the fourth quarter ended December 31, 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is quoted on the Nasdaq Capital Market under the symbol "HSKA." The following table sets forth the high and low closing prices for our common stock as reported by the Nasdaq Capital Market for the periods indicated below:

	High	Low
2007		
First Quarter	$ 1.73	$ 1.56
Second Quarter	2.54	1.67
Third Quarter	2.90	1.88
Fourth Quarter	2.34	1.57
2008		
First Quarter	2.10	1.30
Second Quarter	1.60	1.20
Third Quarter	1.23	0.65
Fourth Quarter	0.61	0.18
2009		
First Quarter (through March 13)	0.35	0.17

As of March 13, 2009, there were approximately 293 holders of record of our common stock and approximately 2,559 beneficial stockholders. We have never declared or paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the near future. In addition, we are restricted from paying dividends, other than dividends payable solely in stock, under the terms of our credit facility. We currently intend to retain future earnings, if any, for the development of our business.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued upon exercise of options and rights under all of our equity compensation plans as of December 31, 2008, including the 1988 Stock Option Plan, the 1997 Stock Incentive Plan, the 2003 Stock Incentive Plan and the 1997 Employee Stock Purchase Plan. Our stockholders have approved all of these plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	(b) Weighted-Average Exercise Price of Outstanding Options and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Stockholders	12,835,269	$1.28	3,198,436
Equity Compensation Plans Not Approved by Stockholders	None	None	None
Total	12,835,269	$1.28	3,198,436

STOCK PRICE PERFORMANCE GRAPH

The following graph provides a comparison over the five-year period ended December 31, 2008 of the cumulative total stockholder return from a $100 investment in the Company's common stock with the Center for Research in Securities Prices Total Return Index for Nasdaq Medical Devices, Instruments and Supplies, Manufacturers and Distributors Stocks (the "Nasdaq Medical Devices Index"), the CRSP Total Return Index for Nasdaq Pharmaceutical Stocks (the "Nasdaq Pharmaceutical Index") and the CRSP Total Return Index for the Nasdaq Stock Market (U.S. and Foreign) (the "Nasdaq U.S. & Foreign Index").

Comparison of Cumulative Total Return Among Heska Corporation, the Nasdaq Medical Devices Index, the Nasdaq Pharmaceutical Index and the Nasdaq U.S. and Foreign Index



Heska Corporation
Nasdaq Medical Devices Index
Nasdaq Pharmaceutical Index
Nasdaq US & Foreign Index
Dollars
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120
100
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40
20
0
Dec-03
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Item 6. Selected Consolidated Financial Data.

The following consolidated statement of operations and consolidated balance sheet data have been derived from our consolidated financial statements. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes included as Items 7 and 8 in this Form 10-K.

	Year Ended December 31,				
	2004	2005	2006	2007	2008
	(in thousands, except per share amounts)				
Consolidated Statement of Operations Data:					
Revenue:					
Products, net of sales returns and allowances	$ 65,687	$ 67,549	$ 71,815	$ 80,807	$ 80,331
Research, development and other	2,004	1,888	3,245	1,528	1,322
Total revenue	67,691	69,437	75,060	82,335	81,653
Cost of revenue:					
Cost of products sold	42,253	42,515	43,000	48,874	52,478
Cost of research, development and other	729	1,095	1,414	274	331
Total cost of revenue	42,982	43,610	44,414	49,148	52,809
Gross profit	24,709	25,827	30,646	33,187	28,844
Operating expenses:					
Selling and marketing	15,616	14,020	14,356	16,109	17,640
Research and development	5,891	3,749	3,483	2,679	1,951
General and administrative	7,442	7,187	9,887	8,925	8,917
Restructuring expenses			—	—	785
Other			(155)	(47)	232
Total operating expenses	28,949	24,956	27,571	27,666	29,525
Income (loss) from operations	(4,240)	871	3,075	5,521	(681)
Interest and other expense, net	575	774	1,041	588	640
Income (loss) before income taxes	(4,815)	97	2,034	4,933	(1,321)
Income tax expense (benefit)		(185)	206	(29,875)	(471)
Net income (loss)	$ (4,815)	$ 282	$ 1,828	$ 34,808	$ (850)
Basic net income (loss) per share	$ (0.10)	$ 0.01	$ 0.04	$ 0.68	$ (0.02)
Diluted net income (loss) per share	$ (0.10)	$ 0.01	$ 0.03	$ 0.63	$ (0.02)
Shares used for basic net income (loss) per share	49,029	49,650	50,347	51,097	51,674
Shares used for diluted net income (loss) per share	49,029	50,438	52,932	55,509	51,674
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 4,982	$ 5,231	$ 5,275	$ 5,524	$ 4,705
Total current assets	28,442	26,845	30,652	35,127	31,290
Total assets	38,724	36,784	38,495	75,591	70,438
Line of credit	10,375	9,453	8,022	12,614	11,042
Current portion of long-term debt and capital leases	302	1,263	1,275	776	770
Total current liabilities	23,269	20,722	21,980	25,195	22,228
Long-term debt and capital leases	1,466	2,703	1,927	1,151	381
Long-term deferred revenue and other	11,410	10,126	7,840	6,362	5,306
Total stockholders' equity	2,579	3,233	6,748	42,883	42,523

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related Notes included in Items 6 and 8 of this Form 10-K.

This discussion contains forward-looking statements that involve risks and uncertainties. Such statements, which include statements concerning future revenue sources and concentration, gross profit margins, selling and marketing expenses, research and development expenses, general and administrative expenses, capital resources, additional financings or borrowings and additional losses, are subject to risks and uncertainties, including, but not limited to, those discussed below and elsewhere in this Form 10-K, particularly in Item 1A. "Risk Factors," that could cause actual results to differ materially from those projected. The forward-looking statements set forth in this Form 10-K are as of March 16, 2009, and we undertake no duty to update this information.

Overview

We develop, manufacture, market, sell and support veterinary products. Our business is comprised of two reportable segments, Core Companion Animal Health, which represented 83% of 2008 product revenue, and Other Vaccines, Pharmaceuticals and Products which represented 17% of 2008 product revenue.

The Core Companion Animal Health segment ("CCA") includes diagnostic and other instruments and supplies as well as single use diagnostic and other tests, pharmaceuticals and vaccines, primarily for canine and feline use.

Diagnostic and other instruments and supplies represented approximately 48% of our 2008 product revenue. Many products in this area involve placing an instrument with a customer and generating future revenue from consumables, including items such as supplies and service, as that instrument is used. Approximately 34% of our 2008 product revenue resulted from the sale of such consumables to an installed base of instruments and approximately 14% of our product revenue was from new hardware sales. A loss of or disruption in supply of consumables we are selling to an installed base of instruments could substantially harm our business. All products in this area are supplied by third parties, who typically own the product rights and supply the product to us under marketing and/or distribution agreements. In many cases, we have collaborated with a third party to adapt a human instrument for veterinary use. Major products in this area include our handheld blood analysis instrument, our chemistry instrument and our hematology instrument and their affiliated operating consumables. Revenue from products in these three areas, including revenue from consumables, represented approximately 44% of our 2008 product revenue.

Single use diagnostic and other tests, pharmaceuticals and vaccines and other products represented approximately 35% of our 2008 product revenue. Since items in this area are single use by their nature, our aim is to build customer satisfaction and loyalty for each product, generate repeat annual sales from existing customers and expand our customer base in the future. Products in this area are both supplied by third parties and provided by us. Major products in this area include our heartworm diagnostic tests, our heartworm preventive, our allergy test kits, our allergy immunotherapy and our allergy diagnostic tests. Combined revenue from heartworm-related products and allergy-related products represented approximately 32% of 2008 product revenue.

We consider the Core Companion Animal Health segment to be our core business and devote most of our management time and other resources to improving the prospects for this segment. Maintaining a continuing, reliable and economic supply of products we currently obtain from third parties is critical to our success in this area. Virtually all of our sales and marketing expenses are in the Core Companion Animal

Health segment. The majority of our research and development spending is dedicated to this segment, as well.

All our Core Companion Animal Health products predominately are sold to or through veterinarians ultimately. In many cases, veterinarians will mark up their costs to the end user. The acceptance of our products by veterinarians is critical to our success. Core Companion Animal Health products are sold directly by us as well as through independent third-party distributors and other distribution relationships, such as our corporate agreement with SPAH and the sale of kits to conduct blood testing to third-party veterinary diagnostic laboratories. Revenue from direct sales, independent third-party distributors and other distribution relationships represented approximately 51%, 29% and 20% of Core Companion Animal Health 2008 product revenue, respectively.

Independent third-party distributors may be effective in increasing sales of our products to veterinarians, although we would expect a corresponding lower gross margin as such distributors typically buy products from us at a discount to end user prices. To be effective when working with an independent third-party distributor, the distributor must agree to market and or sell our products and we must provide proper economic incentives to the distributor as well as contend effectively for the distributor's time and focus given other products the distributor may be carrying, potentially including those of our competitors. We believe that one of our largest competitors, IDEXX, in effect prohibits its distributors from selling competitive products, including our diagnostic instruments and heartworm diagnostic tests. We believe the IDEXX restrictions limit our ability to engage national distributors to sell our full distribution line of products.

We intend to return to and sustain profitability through a combination of revenue growth, gross margin improvement and expense control. Accordingly, we closely monitor product revenue growth trends in our Core Companion Animal Health segment. Product revenue in this segment grew 2% in 2008 as compared to 2007 and has grown at a compounded annual growth rate of 16% since 1998, our first full year as a public company.

The Other Vaccines, Pharmaceuticals and Products segment ("OVP") includes our 168,000 square foot USDA- and FDA-licensed production facility in Des Moines, Iowa. We view this facility as a strategic asset which will allow us to control our cost of goods on any vaccines and pharmaceuticals that we may commercialize in the future. We are increasingly integrating this facility with our operations elsewhere. For example, virtually all our U.S. inventory is now stored at this facility and fulfillment logistics are managed there. CCA segment products manufactured at this facility are transferred at cost and are not recorded as revenue for our OVP segment. We view OVP reported revenue as revenue primarily to cover the overhead costs of the facility and to generate incremental cash flow to fund our Core Companion Animal Health segment.

Our OVP segment includes private label vaccine and pharmaceutical production, primarily for cattle but also for other animals such as small mammals. All OVP products are sold by third parties under third party labels.

We have developed our own line of bovine vaccines that are licensed by the USDA. We have a long-term agreement with a distributor, Agri Laboratories, Ltd., ("AgriLabs"), for the marketing and sale of certain of these vaccines which are sold primarily under the Titanium® and MasterGuard® brands which are registered trademarks of AgriLabs. This agreement generates a significant portion of our OVP segment's revenue. AgriLabs has the exclusive right to sell the aforementioned bovine vaccines in the United States, Africa and Mexico until December 2009. Our OVP segment also produces vaccines and pharmaceuticals for other third parties.

Additionally, we generate non-product revenues from licensing of technology, royalties and sponsored research and development projects for third parties. We perform these sponsored research and development projects for both companion animal and livestock product purposes.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expense during the periods. These estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. We have identified those critical accounting policies used in reporting our financial position and results of operations based upon a consideration of those accounting policies that involve the most complex or subjective decisions or assessment. We consider the following to be our critical policies.

Revenue Recognition

We generate our revenue through the sale of products, licensing of technology product rights, royalties and sponsored research and development. Our policy is to recognize revenue when the applicable revenue recognition criteria have been met, which generally include the following:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services rendered;
- Price is fixed or determinable; and
- Collectibility is reasonably assured.

Revenue from the sale of products is recognized after both the goods are shipped to the customer and acceptance has been received, if required, with an appropriate provision for estimated returns and allowances. We do not permit general returns of products sold. Certain of our products have expiration dates. Our policy is to exchange certain outdated, expired product with the same product. We record an accrual for the estimated cost of replacing the expired product expected to be returned in the future, based on our historical experience, adjusted for any known factors that reasonably could be expected to change historical patterns, such as regulatory actions which allow us to extend the shelf life of our products. Revenue from both direct sales to veterinarians and sales to independent third-party distributors are generally recognized when goods are shipped. Our products are shipped complete and ready to use by the customer. The terms of the customer arrangements generally pass title and risk of ownership to the customer at the time of shipment. Certain customer arrangements provide for acceptance provisions. Revenue for these arrangements is not recognized until the acceptance has been received or the acceptance period has lapsed. We reduce our product revenue by the estimated cost of any rebates, allowances or similar programs, which are used as promotional programs.

Recording revenue from the sale of products involves the use of estimates and management judgment. We must make a determination at the time of sale whether the customer has the ability to make payments in accordance with arrangements. While we do utilize past payment history, and, to the extent available for new customers, public credit information in making our assessment, the determination of whether collectibility is reasonably assured is ultimately a judgment decision that must be made by management. We must also make estimates regarding our future obligation relating to returns, rebates, allowances and similar other programs.

License revenue under arrangements to sell or license product rights or technology rights is recognized as obligations under the agreement are satisfied, which generally occurs over a period of time. Generally, licensing revenue is deferred and recognized over the estimated life of the related agreements, products, patents or technology. Nonrefundable licensing fees, marketing rights and milestone payments received under contractual arrangements are deferred and recognized over the remaining contractual term using the straight-line method. Revenue from licensing technology and product rights is reported in our research, development and other revenue line item. An example of the former, i.e. licensing technology, is a patent we own under which we grant a third-party exclusive rights to the human healthcare market for the life of the patent in exchange for an upfront payment and royalty payments on sales of any product based on the patent. The upfront payment will be amortized over the life of the patent and reported along with any affiliated royalty payments in our research, development and other revenue line item. An example of the latter, i.e. product rights, is our July 2002 agreement to license Intervet Inc. certain rights to patents, trademarks and know-how for our Flu AVERT I.N. equine influenza vaccine, the world's first intranasal influenza vaccine for horses. As we had no further rights to manufacture, market or sell this vaccine without Intervet Inc.'s permission under this agreement, we are reporting the amortization of the upfront payment we received in this agreement along with any affiliated royalty payments in our research, development and other revenue line item. The upfront payment is being amortized over the estimated life of the product.

Recording revenue from license arrangements involves the use of estimates. The primary estimate made by management is determining the useful life of the related agreement, product, patent or technology. We evaluate all of our licensing arrangements by estimating the useful life of either the product or the technology, the length of the agreement or the legal patent life and defer the revenue for recognition over the appropriate period.

Occasionally we enter into arrangements that include multiple elements. Such arrangements may include the licensing of technology and manufacturing of product. In these situations we must determine whether the various elements meet the criteria to be accounted for as separate elements. If the elements cannot be separated, revenue is recognized once revenue recognition criteria for the entire arrangement have been met or over the period that our obligations to the customer are fulfilled, as appropriate. If the elements are determined to be separable, the revenue is allocated to the separate elements based on relative fair value and recognized separately for each element when the applicable revenue recognition criteria have been met. In accounting for these multiple element arrangements, we must make determinations about whether elements can be accounted for separately and make estimates regarding their relative fair values.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts receivable based on client-specific allowances, as well as a general allowance. Specific allowances are maintained for clients which are determined to have a high degree of collectibility risk based on such factors, among others, as: (i) the aging of the accounts receivable balance; (ii) the client's past payment experience; (iii) a deterioration in the client's financial condition, evidenced by weak financial condition and or continued poor operating results, reduced credit ratings, and or a bankruptcy filing. In addition to the specific allowance, the Company maintains a general allowance for credit risk in its accounts receivable which is not covered by a specific allowance. The general allowance is established based on such factors, among others, as: (i) the total balance of the outstanding accounts receivable, including considerations of the aging categories of those accounts receivable; (ii) past history of uncollectible accounts receivable write-offs; and (iii) the overall creditworthiness of the client base. A considerable amount of judgment is required in assessing the realizability of accounts receivable. Should any of the factors considered in determining the adequacy of the overall allowance change, an adjustment to the provision for doubtful accounts receivable may be necessary.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. Inventories are written down if the estimated net realizable value of an inventory item is less than its recorded value. We review the carrying cost of our inventories by product each quarter to determine the adequacy of our reserves for obsolescence. In accounting for inventories we must make estimates regarding the estimated net realizable value of our inventory. This estimate is based, in part, on our forecasts of future sales and shelf life of product.

Capitalized Patent Costs

In the year ended December 31, 2006, we deferred and capitalized certain costs, including payments to third-party law firms for patent prosecution to expand the scope of our patents, related to the technology or patents underlying a variety of long-term licensing agreements. We owned a portfolio of patents not then utilized in our product development or manufacture. Several entities paid upfront licensing fees to utilize the technology supported by these patents in their own product development and commercialization efforts. Because we believed that we had an obligation to protect the underlying patents, we deferred the revenue associated with these long-term agreements and the direct and incremental costs of prosecuting the patents that supported the agreements. We use the term "patent prosecution" in this context in the narrow sense often used by intellectual property professionals – to describe activities where we seek to expand the scope of existing patents such as geographically, where we may look to expand patent protection into new countries, or for broader applications, such as for newly contemplated uses or expanded claim breadth coverage of the technology defined by those licensing our technology within existing geographies. A situation where a third party has violated our intellectual property rights by using our patented technology without permission and we have filed a corresponding lawsuit would not meet this definition of "patent prosecution" and we would therefore expense the corresponding legal expenses as incurred. In accordance with SFAS No. 95, paragraph 17(c), we classified patent prosecution expenditures which were capitalized as cash used for investing activities since, like a capital expenditure to improve a building or add a piece of equipment, the cost is a necessary investment into a productive asset to maintain our future revenue process. No internal costs were capitalized. These capitalized costs were amortized over the same period as the licensing revenue related to those patents was recognized. Costs in excess of the amount of remaining related deferred licensing revenue were not capitalized, but expensed as incurred. We capitalized approximately $292 thousand for the year ended December 31, 2006 and amortized approximately $334 thousand for the same period. In December 2006, we sold all patents for which we had capitalized patent costs and, accordingly, we have no capitalized patent costs on our balance sheet as of December 31, 2008, 2007 and 2006. We do not expect to capitalize any patent costs in the future.

Deferred Tax Assets – Valuation Allowance

Our deferred tax assets, such as a net operating loss carryforward ("NOL"), are reduced by an offsetting valuation allowance based on judgmental assessment of available evidence if we are unable to conclude that it is more likely than not that some or all of the related deferred tax assets will be realized. If we are able to conclude it is more likely than not that we will realize a future benefit from a deferred tax asset, we will reduce the related valuation allowance by an amount equal to the estimated quantity of income taxes we would pay in cash if we were not to utilize the deferred tax asset in the future. The first time this occurs in a given jurisdiction, it will result in a net deferred tax asset on our balance sheet and an income tax benefit of equal magnitude in our statement of operations at the time we make the determination. In future periods, we will then recognize as income tax expense the estimated quantity of income taxes we would have paid in cash had we not utilized the related deferred tax asset. The corresponding journal entry will be a reduction of our deferred tax asset. If there is a change regarding our tax position in the future, we will make a corresponding adjustment to the related valuation allowance.

Results of Operations

The following table summarizes our results of operations for the three most recent fiscal years:

	Year Ended December 31,		
	2006	2007	2008
	(in thousands except per share amounts)		
Consolidated Statement of Operations Data:			
Revenue:			
Product revenue, net:			
Core companion animal health	$ 59,936	$ 65,910	$ 67,021
Other vaccines, pharmaceuticals and products	11,879	14,897	13,310
Total product revenue, net	71,815	80,807	80,331
Research, development and other	3,245	1,528	1,322
Total revenue, net	75,060	82,335	81,653
Cost of revenue:			
Cost of products sold	43,000	48,874	52,478
Cost of research, development and other	1,414	274	331
Total cost of revenue	44,414	49,148	52,809
Gross profit	30,646	33,187	28,844
Operating expenses:			
Selling and marketing	14,356	16,109	17,640
Research and development	3,483	2,679	1,951
General and administrative	9,887	8,925	8,917
Restructuring expenses	—	—	785
Other	(155)	(47)	232
Total operating expenses	27,571	27,666	29,525
Income (loss) from operations	3,075	5,521	(681)
Interest and other expense, net	1,041	588	640
Income (loss) before income taxes	2,034	4,933	(1,321)
Income tax expense (benefit)	206	(29,875)	(471)
Net income (loss)	$ 1,828	$ 34,808	$ (850)
Basic net income (loss) per share	$ 0.04	$ 0.68	$ (0.02)
Diluted net income (loss) per share	$ 0.03	$ 0.63	$ (0.02)

Revenue

Total revenue, which includes product revenue, research and development and other revenue, decreased 1% to $81.7 million in 2008 compared to $82.3 million in 2007. Total revenue for 2007 increased 10% to $82.3 million from $75.1 million in 2006. Product revenue decreased 1% to $80.3 million in 2008 compared to $80.8 million in 2007. Product revenue increased 13% to $80.8 million in 2007 compared to $71.8 million in 2006.

Core Companion Animal Health segment product revenue increased 2% to $67.0 million in 2008 compared to $65.9 million in 2007. Key factors in the increase were greater sales of our chemistry instrument, which was launched in November 2007, our instrument consumables and our heartworm diagnostic tests, somewhat offset by lower sales of our handheld blood analysis instruments and our heartworm preventive, both internationally and domestically.

2007 product revenue from our Core Companion Animal Health segment increased 10% to $65.9 million compared to $59.9 million in 2006. Key factors in the increase were higher sales of our instrument consumables, our hematology instruments, our handheld blood analysis instruments, our IV pumps, international sales of our heartworm preventive, our microalbumin laboratory packs and our allergy diagnostic kits.

Other Vaccines, Pharmaceuticals and Products segment ("OVP") product revenue decreased 11% to $13.3 million in 2008 compared to $14.9 million in 2007. The largest factor in the decrease was approximately $1.6 million in revenue (the "United Revenue") recognized in 2007 upon receipt of a payment for product previously shipped and "take or pay" minimums for 2005 and 2006 which previously had not been paid as part of a now settled dispute with United Vaccines, Inc. ("UV"), a former customer. As UV had ceased operations, we did not generate any corresponding revenue from UV in 2008, nor do we expect to generate any revenue from UV in the future. This decrease was somewhat offset by an increase in sales of bovine vaccines under our contract with AgriLabs.

2007 product revenue from OVP increased 25% to $14.9 million compared to $11.9 million in 2006. Key factors in the increase were greater sales of fish vaccines, the United Revenue and an increase in sales of bovine vaccines under our contract with AgriLabs. Decreases in sales of our bulk bovine biologicals and our equine influenza vaccine somewhat offset increased sales in other areas. We licensed Intervet Inc. exclusive rights to our equine influenza vaccine in July 2002, and our last shipment of this product prior to Intervet Inc. producing the product themselves occurred in the third quarter of 2006.

Revenue from research and development and other revenue decreased by 13% to $1.3 million in 2008 from $1.5 million in 2007. The primary factor in the decrease was $250 thousand in revenue recognized from a service contract in 2007, with no corresponding revenue recognized in 2008 as the service contract was completed in 2007. The service contract was related to a worldwide patent portfolio covering a number of major allergens and the genes that encode them (the "Allergopharma Portfolio") and was with the buyer of the Allergopharma Portfolio, which we sold in December 2006.

Revenue from research and development and other revenue decreased by 53% to $1.5 million in 2007 from $3.2 million in 2006. The decrease is primarily due to revenue from the acceleration of approximately $1.5 million in previously deferred licensing fees recognized upon completion of the sale of the Allergopharma Portfolio in December 2006, with no corresponding revenue recognized in 2007.

We expect 2009 total revenue to decline slightly as compared with 2008.

Cost of Revenue

Cost of revenue consists of two components: 1) cost of products sold and 2) cost of research, development and other revenue, both of which correspond to their respective revenue categories. Cost of revenue totaled $52.8 million for the twelve months ended December 31, 2008, a 7% increase as compared to $49.1 million for the corresponding period in 2007. Gross profit decreased 13% to $28.8 million for 2008 as compared to $33.2 million in 2007. Gross Margin, i.e. gross profit divided by total revenue, decreased to 35.3% for 2008 as compared to 40.3% in 2007. Cost of revenue totaled $49.1 million for 2007, an 11% increase as compared to $44.4 million for 2006. Gross profit increased 8% to $33.2 million for 2007 as compared to $30.6 million in 2006. Gross Margin decreased to 40.3% for 2007 as compared to 40.8% in 2006.

Cost of products sold increased 7% to $52.5 million in the twelve months ended December 31, 2008 from $48.9 million in 2007. Gross profit on product revenue decreased 13% to $27.9 million for 2008 from $31.9 million in the prior year. Product Gross Margin, i.e. gross profit on product revenue divided by product revenue, decreased to 34.7% in 2008 as compared to 39.5% in 2007. The largest factor in the decrease was recognition of the United Revenue in 2007 for which the affiliated Cost of products sold had been recognized in prior periods and for which no corresponding revenue or gross profit was recognized in 2008. In addition, product mix and increased reserves taken against inventory we expect to expire prior to sale, primarily related to consumables for our new chemistry instrument and our handheld diagnostic instruments, were factors in the decrease. Cost of products sold increased 14% to $48.9 million in 2007 as compared to $43.0 million in 2006. Gross profit on product revenue increased 11% to $31.9 million for 2007 from $28.8 million in 2006. Product Gross Margin decreased to 39.5% in 2007 as compared to 40.1% in 2006. Product mix was a key factor in the decrease, including sales of our diagnostic instruments, which represented a larger share of overall sales than in 2006. Our diagnostic instruments tend to be relatively lower margin sales and certain instruments experienced lower gross margins in 2007 than in 2006 due to aggressive sales and marketing programs in 2007. This was somewhat offset by recognition of the United Revenue for which the affiliated cost of products sold had been recognized in prior periods.

Cost of research, development and other revenue increased 21% to $331 thousand in the twelve months ended December 31, 2008 as compared to $274 thousand in 2007. Gross profit on research, development and other revenue decreased 21% to $1.0 million for 2008 from $1.3 million in 2007. Other Gross Margin, i.e. gross profit on research, development and other revenue divided by research, development and other revenue, decreased to 75.0% for 2008 as compared to 82.1% in 2007. A factor in the decline was lower margins on sponsored research and development revenue. Cost of research, development and other revenue decreased 81% to $274 thousand in 2007 as compared to $1.4 million in 2006. Gross profit on research, development and other revenue decreased 32% to $1.3 million for the twelve months ended December 31, 2007 from $1.8 million in 2006. Other Gross Margin increased to 82.1% for 2007 as compared to 56.4% in 2006. The primary reason for the increase in gross margin was revenue related to the Allergopharma Portfolio from deferred licensing fees for which a corresponding capitalized patent cost was amortized, which occurred in 2006, but not in 2007. This was somewhat offset by the acceleration of certain previously deferred upfront licensing fees which were recognized in 2006 due to the sale of the Allergopharma Portfolio in December 2006.

We expect Gross Margin to be flat or down slightly for 2009 as compared to 2008.

Operating Expenses

Selling and marketing expenses increased by 10% to $17.6 million in 2008 compared to $16.1 million in 2007. Key factors in the change were an increase in personnel and increased expenditures on market research. Selling and marketing expenses increased by 12% to $16.1 million in 2007 as compared to $14.4 million in 2006. A key factor in the increase was cost related to new product launches.

Research and development expenses decreased by $728 thousand to $2.0 million in 2008 from $2.7 million in 2007. A key factor in the change was less space at our corporate headquarters being used for research and development activities. In late 2007, we implemented a plan to move and expand space for certain activities within our corporate headquarters, which reduced the space dedicated to research and development activities. Research and development expenses decreased by $804 thousand to $2.7 million in 2007 from $3.5 million in 2006. A factor in the decline was a decrease in accrued expenses related to our Management Incentive Program ("MIP") recognized in 2007 as compared to 2006.

General and administrative expenses were $8.9 million in 2008, a slight decrease as compared to 2007. A factor in the decline was no MIP payouts were earned in 2008 while there was some corresponding MIP payout earned in 2007. General and administrative expenses decreased by 10% to $8.9 million in 2007 from $9.9 million in 2006. Key factors in the decline were lower incentive compensation, including compensation related to our MIP, in 2007 as compared to 2006, and lower legal fees, primarily related to our litigation with UV in 2006.

In 2008, we recorded restructuring expenses of approximately $785 thousand, consisting of approximately $621 thousand related primarily to personnel severance and other costs for certain individuals affected by our restructuring in December 2008 and $164 thousand related to inventory of discontinued products, including a monitoring product the manufacturer has informed us it no longer intends to support. We recorded no restructuring expenses in 2007 or 2006.

Other operating expenses of approximately $232 thousand in 2008 relate to an asset impairment charge related to certain rental instruments we own. In 2007, we recognized a gain of approximately $47 thousand on the sale of certain patents we held net of costs on this line. In 2006, we recognized a gain of approximately $155 thousand on the sale of the Allergopharma Portfolio on this line. The gain is equal to the sales price less the net book value of the Allergopharma Portfolio, which included all of our unamortized capitalized patent costs.

We expect 2009 operating expenses will be lower than in 2008, primarily as a result of our restructuring at the end of 2008.

Interest and Other Expense, Net

Interest and other expense, net was $640 thousand in 2008, as compared to $588 thousand in 2007 and $1.0 million in 2006. This line item includes interest expense, interest income and foreign currency gains and losses. The largest factor in the increase in 2008 as compared to 2007 was greater borrowings under our revolving line of credit with Wells Fargo, somewhat offset by lower market interest rates. The largest factor in the decrease from 2006 to 2007 was lower borrowings under our credit and security agreement with Wells Fargo along with the fact that we repaid $500 thousand in subordinated debt in May 2007. Another factor was lower interest rate spreads to Prime on our borrowings with Wells Fargo resulting from our achievement of negotiated milestones.

We expect interest and other expense, net to decrease in 2009 as compared to 2008 based on lower market interest rates and lower average borrowings, somewhat offset by an increase in our interest rate spread.

Income Tax Expense (Benefit)

In general, income tax expense (or benefit) can be broken into two categories: current and deferred. Valuation allowance adjustments and net operating loss usage have been components of deferred income tax expense (benefit) in all years presented.

Current income tax expense generally consists of taxes payable on tax returns for a given year. These primarily relate to domestic federal alternative minimum tax payments required, although state taxes are also included in this category. We have typically not had to pay much in cash taxes when we have generated taxable income due to our NOL in Switzerland and in the United States.

A valuation allowance adjustment is due to a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years. Based on the profitable operating performance of our subsidiary in Switzerland, in the fourth quarter of 2005 we concluded that our NOL in Switzerland was realizable on a more-likely-than-not basis. We reduced the related valuation allowance in the fourth quarter of 2005. This resulted in a net deferred tax asset equal to the estimated quantity of income taxes we would have recognized in our future statements of operations as income tax expense that we would not have to actually pay in cash assuming our estimate of our NOL usage in Switzerland was exactly correct.

We subsequently obtained agreements from the tax authorities in the canton of Fribourg (the "Tax Agreements") regarding the determination of our taxable income which reduced our taxable income in Switzerland in 2005 and 2006 from previous estimates for financial reporting purposes and we expected to reduce our taxable income, and thus our tax obligation, in future years as compared to prior expectations. Given our corresponding lower income expectations in Switzerland, we no longer believed we would utilize all of our NOL in Switzerland before it was scheduled to expire at the end of 2008. Accordingly, we reduced our net deferred tax asset related to this NOL via an increase in the related valuation allowance which is reported as a valuation allowance adjustment income tax expense of $69 thousand in the fourth quarter of 2006. We did not generate sufficient taxable income in 2008 to fully utilize our Swiss net deferred tax asset, which expired at the end of 2008, and made an associated reduction in the deferred tax asset and recorded a corresponding income tax expense journal entry of $10 thousand in the fourth quarter of 2008.

Net operating loss usage represents the tax we would have paid had we not had an NOL in a given jurisdiction, but did not pay. We had net operating loss usage in Switzerland of $32 thousand, $17 thousand and $79 thousand in 2008, 2007 and 2006, respectively. The amount decreased from 2006 to 2007 due to the Tax Agreements. The amount increased from 2007 to 2008 due to the expiration of a "tax holiday" from canton, municipal and church income taxes in the canton of Fribourg in August 2007.

In the fourth quarter of 2007, based on the Company's profitable domestic operating performance, we concluded that a portion of our domestic deferred tax assets, which primarily consist of our domestic NOL, was realizable on a more-likely-than-not basis and the related valuation allowance was, resulting in an income tax benefit of $30 million, reported as a valuation allowance adjustment income tax benefit. This resulted in a net deferred tax asset of $30 million for our domestic deferred tax assets.

In 2008, domestic deferred income tax benefits related to our loss before income taxes was the primary reason we recorded a $471 thousand income tax benefit. In 2007, the $30 million valuation allowance adjustment related to our domestic NOL discussed above was the primary reason for the $29.9 million income tax benefit recorded. In 2006, deferred tax expenses discussed above related to our Swiss subsidiary were the primary components of $206 thousand in income tax expense.

In 2009, we expect current income tax expense as compared to an income tax benefit in 2008 as we expect to generate income before income taxes as opposed to the loss before income taxes we experienced in 2008.

Net Income (Loss)

Our 2008 net loss was $850 thousand as compared to net income of $34.8 million in 2007 and $1.8 million in 2006. The decline in 2008 as compared to 2007 was due to the large valuation allowance adjustment related to our domestic NOL recognized in 2007, but not 2008. Lower total revenue, lower Gross Margin and higher operating expenses for 2008 as compared to 2007 also contributed to the change. A large valuation allowance income tax benefit was the primary reason for the increase from 2006 to 2007, although increased revenue also contributed to the improvement.

In 2009, we expect to generate net income as opposed to the net loss we reported in 2008, primarily as a result of lower operating expenses.

Liquidity, Capital Resources and Financial Condition

We have incurred net cumulative negative cash flow from operations since inception in 1988. For the year ended December 31, 2008, we had total revenue of $81.7 million and net loss of $850 thousand. In 2008, net cash provided by operations was $1.7 million. At December 31, 2008, we had $4.7 million of cash and cash equivalents, working capital of $9.1 million, $11.0 million of outstanding borrowings under our revolving line of credit, discussed below, and $1.2 million of other debt and capital leases.

Net cash flows from operating activities provided cash of $1.7 million in 2008 as compared to using cash of $1.7 million in 2007 and providing cash of $1.1 million in 2006. The major factors in the improvement in 2008 versus 2007 were a $7.4 million improvement in cash provided by inventory as we lowered our inventory levels at year end 2008 compared to year end 2007, a $1.9 million improvement in cash provided by accrued liabilities and other related items primarily due to a relatively large cash payout from our 2006 MIP in early 2007, a $1.2 million improvement in cash provided by accounts receivable primarily due to lower fourth quarter sales and $1.1 million greater depreciation and amortization primarily related to full versus partial year depreciation on rental instruments we capitalized in 2007. This was somewhat offset by a $35.7 million decrease in net income, partially mitigated by a $29.4 million decrease in deferred tax benefit primarily due to the $30 million valuation allowance adjustment related to our domestic NOL recorded in 2007, as well as a $2.6 million increase in cash used for accounts payable which primarily relates to lower inventory received but not paid for at year end 2008 as compared to 2007. The major factors in the use of cash in 2007 as compared to providing cash of $1.1 million in 2006 were an increase in cash used for inventories of $5.4 million due primarily to the non-cash transfer of inventory to property and equipment related to 2007 rental programs on certain of our diagnostic instruments as well as greater overall inventory levels, decreases in cash provided from accrued liabilities and other related items of $3.7 million primarily due to decreases in accrued management incentive plan payouts, somewhat offset by a $33.0 million improvement in our net income which was mostly offset by a corresponding deferred tax benefit change of $30.1 million, a $2.5 million improvement in cash provided by accounts receivable resulting from a lower days outstanding accounts receivable balance and a $1.2 million improvement in cash provided by accounts payable related to increased spending.

Net cash flows from investing activities used cash of $554 thousand in 2008 as compared to using cash of $2.3 million in 2007 and providing cash of $159 thousand in 2006. Expenditures for property and equipment totaled approximately $554 thousand, $2.4 million and $1.2 million in 2008, 2007 and 2006, respectively. The cash used in 2008 was entirely for purchases of property and equipment, which decreased from $1.8 million as compared to 2007. A factor in the decrease was the launch of three major instruments in 2007 for which we capitalized demonstration and other units, with no corresponding instrument launches in 2008. The cash used in 2007 was entirely for purchases of property and equipment, which increased from 2006 due to the purchases of demonstration units for the three new diagnostic instruments we launched in 2007 and increased purchases related to our Des Moines manufacturing operations in 2007 as compared to 2006. In 2006, the sale of certain intellectual property generated cash, after related costs, of approximately $1.6 million which was slightly larger than approximately $1.5 million in capital expenditures and capitalized patent costs.

Net cash flows from financing activities used cash of $2.0 million in 2008 as compared to providing $4.2 million in 2007 and using $1.4 million in 2006. In 2008 we used cash to reduce our borrowings under our line of credit by $1.6 million and repay principal on term debt of $776 thousand which was partially offset by proceeds from the issuance of common stock upon option exercises and in our Employee Stock Purchase Plan totaling $372 thousand. In 2007, we increased our line of credit borrowings by $4.6 million and received $851 thousand from the issuance of common stock upon option exercises and in our Employee Stock Purchase Plan. These cash inflows were somewhat offset by the repayment of principal on term debt of $1.3 million. In 2006, we reduced our line of credit borrowings by $1.4 million and repaid principal on term debt of $763 thousand which was somewhat offset by $766 thousand in proceeds from the issuance of common stock upon option exercises and in our Employee Stock Purchase Plan. Proceeds from the issuance of common stock decreased in 2008 as compared to 2007 and 2006 primarily due to lower proceeds from option exercises. We repaid approximately $500 thousand more term debt in 2007 than in 2008 and 2006 because a $500 thousand term loan from a customer matured and was repaid in 2007.

At December 31, 2008, we had a $15.0 million asset-based revolving line of credit with Wells Fargo which has a maturity date of June 30, 2011. At December 31, 2008, $11.0 million was outstanding under this line of credit. Our ability to borrow under this line of credit varies based upon available cash, eligible accounts receivable and eligible inventory. On December 31, 2008, interest was charged at a stated rate of prime plus 2.50% and was payable monthly. We are required to comply with various financial and non-financial covenants, and we have made various representations and warranties. Among the financial covenants is a requirement to maintain a minimum liquidity (cash plus excess borrowing base) of $1.5 million. Additional requirements include covenants for minimum capital monthly and minimum net income quarterly. Failure to comply with any of the covenants, representations or warranties could result in our being in default on the loan and could cause all outstanding amounts payable to Wells Fargo, including those discussed below, to become immediately due and payable or impact our ability to borrow under the agreement. We were in compliance with all financial covenants as of December 31, 2008. At December 31, 2008, our remaining available borrowing capacity based upon eligible accounts receivable and eligible inventory under our revolving line of credit was approximately $448 thousand.

At December 31, 2008, we also had outstanding obligations for long-term debt and capital leases totaling approximately $1.2 million primarily related to three term loans with Wells Fargo. One term loan is secured by real estate in Iowa and had an outstanding balance at December 31, 2008 of approximately $269 thousand due in monthly installments of $17,658 plus interest. The term loan had a stated interest rate of prime plus 2.50% on December 31, 2008 and is to be paid in full in April 2010. The other two term loans are secured by machinery and equipment at our Des Moines, Iowa and Loveland, Colorado locations (the "Equipment Notes"). Principal payments on the Equipment Notes of $46,296 plus interest are due monthly. The Equipment Notes had a stated interest rate of prime plus 2.50% on December 31, 2008 and are to be paid in full in August 2010. Our capital lease obligations totaled approximately $2 thousand at December 31, 2008.

At December 31, 2008, we had deferred revenue and other long term liabilities, net of current portion, of approximately $5.3 million. Included in this total is approximately $3.8 million of deferred revenue related to up-front fees that have been received for certain product rights and technology rights out-licensed. These deferred amounts are being recognized on a straight-line basis over the remaining lives of the agreements, products, patents or technology.

Our primary short-term need for capital, which is subject to change, is to fund our operations, which consist of continued sales and marketing, general and administrative and research and development efforts, working capital associated with increased product sales and capital expenditures relating to maintaining and developing our manufacturing operations. Our future liquidity and capital requirements will depend on numerous factors, including the extent to which our marketing and selling efforts, as well as those of third parties who market, sell and distribute our products, are successful in increasing our revenue, the extent to which currently planned products and or technologies under development are successfully developed and achieve market acceptance, changes required by us by regulatory bodies to maintain our operations and other factors.

Our financial plan for 2009 indicates that our available cash and cash equivalents, together with cash from operations and borrowings expected to be available under our revolving line of credit, will be sufficient to fund our operations through 2009 and into 2010. Our financial plan for 2009 expects that we will have positive cash flow from operations. However, our actual results may differ from this plan, and we may be required to consider alternative strategies, such as further reductions in our personnel costs. We may be required to raise additional capital in the future. If necessary, we expect to raise these additional funds through the sale of equity securities or refinancing loans currently outstanding on assets with historical appraised values significantly in excess of related debt. There is no guarantee that additional capital will be available from these sources on acceptable terms, if at all, and certain of these sources may require approval by existing lenders. If we cannot raise the additional funds through these options on acceptable terms or with the necessary timing, management could also reduce discretionary spending to decrease our cash burn rate through actions such as delaying or canceling budgeted research activities or marketing plans. These actions would likely extend the then available cash and cash equivalents, and then available borrowings to some degree. See "Risk Factors" in Item 1A of this Form 10-K for a discussion of some of the factors that affect our capital raising alternatives.

A summary of our contractual obligations at December 31, 2008 is shown below:

	Payments Due by Period (in thousands)				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations					
Long-term debt	$ 1,149	$ 768	$ 381	$	$
Capital lease obligations	2	2			
Interest payments on debt	57	50	7		
Line of credit	11,042	11,042	-	-	
Operating leases	29,829	2,045	5,697	1,869	20,218
Unconditional purchase obligations	2,741	2,741	-		
Total contractual cash obligations	$ 44,820	$ 16,648	$ 6,085	$ 1,869	$ 20,218

In addition to those agreements considered above where our contractual obligation is fixed, we are party to commercial agreements which may require us to make milestone payments under certain circumstances. All milestone obligations which we believe are likely to be triggered but are not yet paid are included in "Unconditional Purchase Obligations" in the table above. We do not believe other potential milestone obligations, some of which we consider to be of remote likelihood of ever being triggered, will have a material impact on our liquidity, capital resources or financial condition in the foreseeable future.

Net Operating Loss Carryforwards

As of December 31, 2008, we had a net domestic operating loss carryforward, or NOL, of approximately $166.4 million, a domestic alternative minimum tax credit of approximately $129 thousand and a domestic research and development tax credit carryforward of approximately $312 thousand. Our NOL is scheduled to expire in various years beginning in 2010 and ending in 2028, with the majority scheduled to expire in 2018 or later. The NOL and tax credit carryforwards are subject to alternative minimum tax limitations and to examination by the tax authorities. In addition, we had a "change of ownership" as defined under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended (an "Ownership Change"). We believe the latest Ownership Change occurred at the time of our initial public offering in July 1997. We do not believe this Ownership Change will place a significant restriction on our ability to utilize our NOLs in the future.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the Untied States, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 (beginning in 2008 for calendar year-end entities). In February 2008, FSP 157-2 was issued which delayed application of SFAS No. 157 for non-recurring nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years (beginning in 2009 for calendar year-end entities). The adoption of the provisions of FSP 157-2 for non-recurring nonfinancial assets and nonfinancial liabilities will impact how those balances are measured, for example in the case of assessing impairment. The adoption of SFAS No. 157 related to non-recurring, non-financial fair value measurements is not expected to have a material impact on the Company's results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs are recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. The adoption of SFAS No.141(R) will change the accounting treatment for business combinations on a prospective basis beginning in 2009 for calendar year-end entities. The effects are presumed to be material to the accounting for future business acquisitions, if any, and will also increase future income statement volatility upon consummation of future business acquisitions.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective for business combinations with an acquisition date beginning in the first quarter of fiscal year 2009. The adoption of SFAS No. 160 is not expected to have an impact on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133", ("SFAS 161"). SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 (beginning in 2009 for calendar year-end entities) with early application encouraged. The adoption of SFAS No. 161 is not expected to have a material impact on the Company's results of operations or financial position.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risk represents the risk of loss that may impact the financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk in the areas of changes in United States and foreign interest rates and changes in foreign currency exchange rates as measured against the United States dollar. These exposures are directly related to our normal operating and funding activities.

Interest Rate Risk

The interest payable on certain of our lines of credit and other borrowings is variable based on the United States prime rate and, therefore, is affected by changes in market interest rates. At December 31, 2008, approximately $12.2 million was outstanding on these lines of credit and other borrowings with a weighted average interest rate of 5.75%. We also had approximately $4.7 million of cash and cash equivalents at December 31, 2008, the majority of which was invested in liquid interest bearing accounts. We had no interest rate hedge transactions in place on December 31, 2008. We completed an interest rate risk sensitivity analysis based on the above and an assumed one-percentage point increase decrease in interest rates. If market rates increase decrease by one percentage point, we would experience an increase decrease in annual interest expense of approximately $75 thousand based on our outstanding balances as of December 31, 2008.

Foreign Currency Risk

Our investment in foreign assets consists primarily of our investment in our European subsidiary. Foreign currency risk may impact our results of operations. In cases where we purchase inventory in one currency and sell corresponding products in another, our gross margin percentage is typically at risk based on foreign currency exchange rates. In addition, in cases where we may be generating operating income in foreign currencies, the magnitude of such operating income when translated into U.S. dollars will be at risk based on foreign currency exchange rates. Our agreements with suppliers and customers vary significantly in regard to the existence and extent of currency adjustment and other currency risk sharing provisions. We had no foreign currency hedge transactions in place on December 31, 2008.

We have a wholly-owned subsidiary in Switzerland which uses the Swiss Franc as its functional currency. We purchase inventory in foreign currencies, primarily Japanese Yen and Euros, and sell corresponding products in U.S. dollars. We also sell products in foreign currencies, primarily Japanese Yen and Euros, where our inventory costs are in U.S. dollars. Based on our 2008 results of operations, if foreign currency exchange rates were to strengthen weaken by 25% against the dollar, we would expect a resulting pre-tax loss gain of approximately $900 thousand.

Item 8. Financial Statements and Supplementary Data.

HESKA CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Heska Corporation:

We have audited the accompanying consolidated balance sheets of Heska Corporation and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008. In connection with our audit of these consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts for the years ended December 31, 2006, 2007 and 2008. We also have audited the Company's internal control over financial reporting based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Criteria"). The Company's management is responsible for these financial statements and schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report. Our responsibility is to express an opinion on these financial statements and the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heska Corporation and its subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended

December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedule of valuation and qualifying accounts, for the years ended December 31, 2006, 2007 and 2008, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein. Also in our opinion, Heska Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO Criteria.

S Ehrhardt Keefe Steiner & Hottman PC

Denver, Colorado
March 16, 2009

HESKA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share amounts)

	December 31,	
	2007	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,524	$ 4,705
Accounts receivable, net of allowance for doubtful accounts of $96 and $209, respectively	11,064	9,514
Inventories, net	16,395	15,249
Deferred tax asset, current	1,260	869
Other current assets	884	953
Total current assets	35,127	31,290
Property and equipment, net	10,669	8,509
Goodwill	834	890
Deferred tax asset, net of current portion	28,776	29,749
Other assets	185	
Total assets	$ 75,591	$ 70,438
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 5,653	$ 3,904
Accrued liabilities	2,309	2,574
Accrued compensation	866	554
Accrued restructuring	---	578
Current portion of deferred revenue	2,977	2,806
Line of credit	12,614	11,042
Current portion of capital lease obligations	9	2
Current portion of long-term debt	767	768
Total current liabilities	25,195	22,228
Capital lease obligations, net of current portion	2	
Long-term debt, net of current portion	1,149	381
Deferred revenue, net of current portion, and other	6,362	5,306
Total liabilities	32,708	27,915
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.001 par value, 25,000,000 shares authorized; none issued or outstanding		
Common stock, $.001 par value, 75,000,000 shares authorized; 51,447,663 and 52,010,928 shares issued and outstanding, respectively	51	52
Additional paid-in capital	215,685	216,463
Accumulated other comprehensive income	335	46
Accumulated deficit	(173,188)	(174,038)
Total stockholders' equity	42,883	42,523
Total liabilities and stockholders' equity	$ 75,591	$ 70,438

See accompanying notes to consolidated financial statements.

HESKA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2006	2007	2008
Revenue:			
Product revenue, net:			
Core companion animal health	$ 59,936	$ 65,910	$ 67,021
Other vaccines, pharmaceuticals and products	11,879	14,897	13,310
Total product revenue, net	71,815	80,807	80,331
Research, development and other	3,245	1,528	1,322
Total revenue, net	75,060	82,335	81,653
Cost of revenue:			
Cost of products sold	43,000	48,874	52,478
Cost of research, development and other	1,414	274	331
Total cost of revenue	44,414	49,148	52,809
Gross profit	30,646	33,187	28,844
Operating expenses:			
Selling and marketing	14,356	16,109	17,640
Research and development	3,483	2,679	1,951
General and administrative	9,887	8,925	8,917
Restructuring expenses	—	—	785
Other	(155)	(47)	232
Total operating expenses	27,571	27,666	29,525
Income (loss) from operations	3,075	5,521	(681)
Interest and other expense, net	1,041	588	640
Income (loss) before income taxes	2,034	4,933	(1,321)
Income tax expense (benefit)	206	(29,875)	(471)
Net income (loss)	$ 1,828	$ 34,808	$ (850)
Basic net income (loss) per share	$ 0.04	$ 0.68	$ (0.02)
Diluted net income (loss) per share	$ 0.03	$ 0.63	$ (0.02)
Weighted average outstanding shares used to compute basic net income (loss) per share	50,347	51,097	51,674
Weighted average outstanding shares used to compute diluted net income (loss) per share	52,932	55,509	51,674

See accompanying notes to consolidated financial statements.

HESKA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balances, January 1, 2006	50,042	$ 50	$ 213,054	$ (47)	$ (209,824)	$ 3,233
Issuance of common stock related to options, ESPP and other	722	1	765			766
Recognition of stock based compensation			782			782
Comprehensive net income:						
Net income					1,828	1,828
Minimum pension liability adjustments				(89)		(89)
Unrealized (loss) on available for sale investments				(5)		(5)
Foreign currency translation adjustments				233		233
Comprehensive net income						1,967
Balances, December 31, 2006	50,764	51	214,601	92	(207,996)	6,748
Issuance of common stock related to options, ESPP and other	684		851			851
Recognition of stock based compensation			233			233
Comprehensive net income:						
Net income					34,808	34,808
Minimum pension liability adjustments				53		53
Unrealized gain on available for sale investments				5		5
Foreign currency translation adjustments				185		185
Comprehensive net income						35,051
Balances, December 31, 2007	51,448	51	215,685	335	(173,188)	42,883
Issuance of common stock related to options, ESPP and other	563	1	416			417
Recognition of stock based compensation			362			362
Comprehensive net income:						
Net (loss)					(850)	(850)
Minimum pension liability adjustments				(444)		(444)
Unrealized (loss) on available for sale investments				(9)		(9)
Foreign currency translation adjustments				164		164
Comprehensive net (loss)						(1,139)
Balances, December 31, 2008	52,011	$ 52	$ 216,463	$ 46	$ (174,038)	$ 42,523

See accompanying notes to consolidated financial statements.

HESKA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2006	2007	2008
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:			
Net income (loss)	$ 1,828	$ 34,808	$ (850)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Depreciation and amortization	1,671	2,183	3,266
Amortization of intangible assets	334	—	—
Deferred tax (benefit) expense	148	(29,983)	(536)
Stock based compensation	782	233	362
Loss (gain) on disposition of assets	(155)	(47)	—
Unrealized gain on foreign currency translation	(161)	(19)	80
Changes in operating assets and liabilities:			
Accounts receivable	(2,200)	308	1,550
Inventories	(1,419)	(6,840)	599
Other current assets	84	19	(77)
Other long-term assets	—	4	57
Accounts payable	(349)	804	(1,749)
Accrued liabilities and other	2,421	(1,320)	530
Income taxes payable	58	(58)	—
Deferred revenue and other	(1,917)	(1,822)	(1,542)
Net cash provided by (used in) operating activities	1,125	(1,730)	1,690
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of assets, net of related costs	1,640	47	—
Purchases of property and equipment	(1,189)	(2,357)	(554)
Capitalized patent costs	(292)	—	—
Net cash provided by (used in) investing activities	159	(2,310)	(554)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	766	851	372
Proceeds from (repayments of) line of credit borrowings, net	(1,431)	4,591	(1,572)
Repayments of debt and capital lease obligations	(763)	(1,275)	(776)
Net cash provided by (used in) financing activities	(1,428)	4,167	(1,976)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	188	122	21
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	44	249	(819)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,231	5,275	5,524
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 5,275	$ 5,524	$ 4,705
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 1,178	$ 774	$ 622
Non-cash transfer of inventory to property and equipment	$ 15	$ 3,565	$ 547

See accompanying notes to consolidated financial statements.

HESKA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

Heska Corporation ("Heska" or the "Company") develops, manufactures, markets, sells and supports veterinary products. Heska's core focus is on the canine and feline companion animal health markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and of its wholly-owned subsidiaries since their respective dates of acquisitions. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required when establishing the allowance for doubtful accounts and the provision for excess obsolete inventory, in determining the period over which the Company's obligations are fulfilled under agreements to license product rights and or technology rights, evaluating long-lived assets for impairment, estimating the expense associated with the granting of stock options and in determining the need for, and the amount of, a valuation allowance on deferred tax assets.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. The Company maintains the majority of its cash and cash equivalents with financial institutions that management believes are creditworthy in the form of demand deposits, U.S. government agency obligations and U.S. corporate commercial paper. The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign currency hedging arrangements. Its accounts receivable balances are due primarily from domestic veterinary clinics and individual veterinarians, and both domestic and international corporations.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates market, and include short-term, highly liquid investments with original maturities of less than three months. The Company valued its European Euro and Japanese Yen cash accounts at the spot market foreign exchange rate as of each balance sheet date, with changes due to foreign exchange fluctuations recorded in current earnings. The Company held 415,931 and 888,310 Euros at December 31, 2007 and 2008, respectively. The Company held 57,730,441 and 15,778,546 Yen at December 31, 2007 and 2008, respectively. The Company held 667,506 and 132,890 Swiss Francs at December 31, 2007 and 2008, respectively. The Company held 1,348 and zero British Pounds at December 31, 2007 and 2008, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables and payables and notes payable, including the revolving line of credit. The carrying values of cash and cash equivalents and short-term trade receivables and payables approximate fair value. The fair value of notes payable is estimated based on current rates available for similar debt with similar maturities and collateral, and at December 31, 2007 and 2008, approximates the carrying value due primarily to the floating rate of interest on such debt instruments.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out method. Inventory manufactured by the Company includes the cost of material, labor and overhead. If the cost of inventories exceeds estimated fair value, provisions are made to reduce the carrying value to estimated fair value.

Inventories, net consist of the following (in thousands):

	December 31,	
	2007	2008
Raw materials	$ 4,865	$ 6,893
Work in process	3,138	2,957
Finished goods	8,969	6,370
Allowance for excess or obsolete inventory	(577)	(971)
	$ 16,395	$ 15,249

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the applicable lease period or their estimated useful lives, whichever is shorter. Maintenance and repairs are charged to expense when incurred, and major renewals and improvements are capitalized.

Property and equipment consist of the following (in thousands):

	Estimated Useful Life	December 31,	
		2007	2008
Land	N/A	$ 377	$ 377
Building	10 to 20 years	2,678	2,678
Machinery and equipment	3 to 15 years	24,918	25,831
Leasehold and building improvements	7 to 15 years	5,282	5,314
		33,255	34,200
Less accumulated depreciation and amortization		(22,586)	(25,691)
		$ 10,669	$ 8,509

From time to time, the Company utilizes marketing programs whereby its instruments in inventory may be placed in a customer's location on a rental basis. The cost of these instruments is transferred to machinery and equipment and depreciated, typically over a four year period. During 2006, 2007 and 2008, total costs transferred from inventory were approximately $15 thousand, $3.6 million and $547 thousand, respectively.

Depreciation and amortization expense for property and equipment was $1.7 million, $2.2 million and $3.3 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Realizability of Long-Lived Assets

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision, or that the remaining balance of these assets may not be recoverable. When deemed necessary, the Company completes this evaluation by comparing the carrying amount of the assets with the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of amortizable long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their estimated fair values. The Company identified certain long-lived assets where the estimated fair value was less than carrying value as of December 31, 2008 and therefore the Company recorded an impairment charge of approximately $232 thousand. The Company determined the estimated fair value based on undiscounted future cash flows related to these long-lived assets.

Goodwill and Other Intangible Assets

Goodwill is subject to an annual assessment for impairment. Impairment is indicated when the carrying amount of the related reporting unit is greater than its estimated fair value.

The Company's recorded goodwill relates to the 1997 acquisition of Heska AG, the Company's Swiss subsidiary. This goodwill is reviewed at least annually for impairment. At December 31, 2007 and 2008, goodwill was approximately $834 thousand and $890 thousand, respectively, and is included in the assets of the Core Companion Animal Health segment. The Company completed its annual analysis of the estimated fair value of its goodwill at December 31, 2008 and determined there was no indicated impairment of its goodwill. The change in carrying value of the goodwill between years was solely due to foreign currency rate changes. There can be no assurance that future goodwill impairments will not occur. There are no other intangible assets that are not being amortized on a periodic basis.

Revenue Recognition

The Company generates its revenues through sale of products and services, licensing of product and technology rights, and research and development services. Revenue is accounted for in accordance with the guidelines provided by SEC Codification of Staff Accounting Bulletins, Topic 13: Revenue Recognition. The Company's policy is to recognize revenue when the applicable revenue recognition criteria have been met, which generally include the following:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services rendered;
- Price is fixed or determinable; and
- Collectibility is reasonably assured.

Revenue from the sale of products is generally recognized after both the goods are shipped to the customer and acceptance has been received, if required, with an appropriate provision for estimated returns and other allowances. The terms of the customer arrangements generally pass title and risk of ownership to the customer at the time of shipment. Certain customer arrangements provide for acceptance provisions. Revenue for these arrangements is not recognized until the acceptance has been received or the acceptance period has lapsed. The Company maintains an allowance for sales returns based upon its customer policies and historical experience. Shipping and handling costs charged to customers is included as revenue, and the related costs are recorded as a component of cost of products sold.

In addition to its direct sales force, the Company utilizes independent third-party distributors to sell its products. Distributors purchase goods from the Company, take title to those goods and resell them to their customers in the distributors' territory.

Upfront payments received by the Company under arrangements for product, patent or technology rights in which the Company retains an interest in the underlying product, patent or technology are initially deferred, and revenue is subsequently recognized over the estimated life of the agreement, product, patent or technology. The Company received approximately $395 thousand, $325 thousand and $0 thousand of such payments in 2006, 2007 and 2008, respectively. Revenue from royalties is recognized based upon historical experience or as the Company is informed of sales on which it is entitled to royalties.

For multiple-element arrangements that are not subject to a higher level of authoritative literature, the Company follows the guidelines of the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), in determining the separate units of accounting. For those arrangements subject to the separation criteria of EITF 00-21, the Company must determine whether the various elements meet the criteria to be accounted for as separate elements. If the elements cannot be separated, revenue is recognized once revenue recognition criteria for the entire arrangement have been met or over the period that the Company's obligations to the customer are fulfilled, as appropriate. If the elements are determined to be separable, the revenue is allocated to the separate elements based on relative fair value and recognized separately for each element when the applicable revenue recognition criteria have been met. In accounting for these multiple element arrangements, the Company must make determinations about whether elements can be accounted for separately and make estimates regarding their relative fair values.

Cost of Products Sold

Royalties payable in connection with certain licensing agreements (see Note 10) are reflected in cost of products sold as incurred.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" ("SFAS No. 123R"). During the years ended December 31, 2006 and 2007, the Company's income from operations, income before income taxes and net income were reduced by $782 thousand and $233 thousand, respectively. Basic and diluted earnings per share were reduced by $0.02 and $0.01 per share for 2006 and $0.01 and $0.00 per share for 2007. During the year ended December 31, 2008, the Company's loss from operations and loss before income taxes was increased by $362 thousand, net loss was increased by $219 thousand and basic and diluted loss per share were not impacted. For all years presented, there was no material impact on cash flow from operations and cash flow from financing activities. At December 31, 2008, the Company had two stock-based compensation plans. See Note 7 for a description of these plans and additional disclosures regarding the plans.

Restructuring and Other Expenses

The Company recorded net restructuring expenses of $785 thousand for the year ended December 31, 2008 (See Note 8). At December 31, 2008, approximately $578 thousand of accrued restructuring expenses remained on the Company's balance sheet.

Restructuring expenses were approximately $621 thousand related primarily to personnel severance and other costs for 24 individuals and $164 thousand related to inventory of discontinued products, including a monitoring product the manufacturer has informed the Company it no longer intends to support.

The Company recorded $232 thousand in impairment expense in the year ended December 31, 2008. This charge was related to certain instruments the Company purchased from Abbott Point of Care Inc. ("APOC"), formerly known as i-STAT Corporation and a unit of Abbott Laboratories, which the Company had capitalized as rental units (the "Rental Units") for use by the Company's customers. The majority of the Rental Units were being depreciated over a four year life. APOC has the right to cancel the agreement under which the Company purchases affiliated cartridges and supplies for the Rental Units prior to year end 2009, which would prevent the Company from obtaining a future benefit from Rental Unit usage of these items if APOC refused to sell the Company cartridges and supplies beyond its contractual obligation and the Company sold all its remaining inventory of these items. Accordingly, the Company concluded that the appropriate depreciation period for the Rental Units was through year end 2009. Based on average usage assumptions for these instruments, the Company calculated the future undiscounted cash flows associated with usage of the Rental Units through year end 2009 and recorded an impairment to reduce the carrying amount of the Rental Units to this level.

In the year ended December 31, 2007, the Company recognized a gain of $47 thousand on the sale of certain patents the Company held, net of costs. In the year ended December 31, 2006, the Company recognized a gain of $155 thousand on the sale of a worldwide patent portfolio covering a number of major allergens and the genes that encode them (the "Allergopharma Portfolio"). The gain on sale is equal to the sales price less the net book value of the Allergopharma Portfolio, which included all unamortized capitalized patent costs.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses were $443 thousand, $654 thousand and $705 thousand for the years ended December 31, 2006, 2007 and 2008, respectively.

Income Taxes

The Company records a current provision for income taxes based on estimated amounts payable or refundable on tax returns filed or to be filed each year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates, in each tax jurisdiction, expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense or benefit for the period. Deferred tax assets are reduced by a valuation allowance based on judgmental assessment of available evidence if the Company is unable to conclude that it is more likely than not that some or all of the deferred tax assets will be realized.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the sum of the weighted average number of shares of common stock outstanding, and, if not anti-dilutive, the effect of outstanding common stock equivalents (such as stock options and warrants) determined using the treasury stock method. Due to the Company's net loss in 2008, all outstanding common stock equivalents are considered anti-dilutive for fiscal 2008. At December 31, 2006, 2007 and 2008, securities that have been excluded from diluted net income per share because they would be anti-dilutive are outstanding options to purchase 3,721,800, 1,616,886 and 12,835,269 shares, respectively, of the Company's common stock. Securities included in the diluted net income per share calculation at December 31, 2006 and 2007, using the treasury stock method, were outstanding options to purchase approximately 2.6 million and 4.4 million shares of the Company's common stock, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss), as shown in the Consolidated Statement of Stockholders' Equity, includes net income adjusted for the results of certain stockholders' equity changes. Such changes include foreign currency items and minimum pension liability adjustments. At December 31, 2008, Accumulated Other Comprehensive Income (Loss) consists of $507 thousand gain for cumulative translation adjustments, $479 thousand for unrealized pension liability and $18 thousand of unrealized gain on available for sale investments. At December 31, 2007, Accumulated Other Comprehensive Income consists of $344 thousand gain for cumulative translation adjustments, $36 thousand for unrealized pension liability and $27 thousand of unrealized gain on available for sale investments. At December 31, 2006, Accumulated Other Comprehensive Income consists of $159 thousand gain for cumulative translation adjustments, $89 thousand for unrealized pension liability and $22 thousand of unrealized gain on available for sale investments.

Foreign Currency Translation

The functional currency of the Company's Swiss subsidiary is the Swiss Franc. Assets and liabilities of the Company's Swiss subsidiary are translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts and cash flows are translated using an average of exchange rates in effect during the period. Cumulative translation gains and losses are shown in the consolidated balance sheets as a separate component of stockholders' equity. Exchange gains and losses arising from transactions denominated in foreign currencies (i.e., transaction gains and losses) are recognized as a component of other income (expense) in current operations, as are exchange gains and losses on intercompany transactions expected to be settled in the near term.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the Untied States, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 (beginning in 2008 for calendar year-end entities). In February 2008, FSP 157-2 was issued which delayed application of SFAS No. 157 for non-recurring nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years (beginning in 2009 for calendar year-end entities). The adoption of the provisions of FSP 157-2 for non-recurring nonfinancial assets and nonfinancial liabilities will impact how those balances are measured, for example in the case of assessing impairment. The adoption of SFAS No. 157 related to non-recurring, non-financial fair value measurements is not expected to have a material impact on the Company's results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs are recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. The adoption of SFAS No.141(R) will change the accounting treatment for business combinations on a prospective basis beginning in 2009 for calendar year-end entities. The effects are presumed to be material to the accounting for future business acquisitions and will also increase future income statement volatility upon consummation of future business acquisitions.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective for business combinations with an acquisition date beginning in the first quarter of fiscal year 2009. The adoption of SFAS No. 160 is not expected to have an impact on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133", ("SFAS 161"). SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 (beginning in 2009 for calendar year-end entities) with early application encouraged. The adoption of SFAS No. 161 is not expected to have a material impact on the Company's results of operations or financial position.

3. CAPITAL LEASE OBLIGATIONS

The Company has entered into certain capital lease agreements for laboratory equipment, office equipment, machinery and equipment, and computer equipment and software. At December 31, 2007 and 2008, the Company had capitalized machinery and equipment under capital leases with a gross value of approximately $38 thousand and $24 thousand, respectively, and net book value of approximately $9 thousand and $2 thousand, respectively. The capitalized cost of the equipment under capital leases is included in the accompanying consolidated balance sheets under the respective asset classes. Under the terms of the Company's lease agreements, the Company is required to make monthly payments of principal and interest through the year 2009, at an interest rate of approximately 11.3% per annum. The equipment under the capital leases serves as security for the leases.

The future annual minimum required payments under capital lease obligations as of December 31, 2008 were as follows (in thousands):

Year Ending December 31,	
2009	$ 2
Total future minimum lease payments	2
Less amount representing interest	
Present value of future minimum lease payments	2
Less current portion	2
Total long-term capital lease obligations	$ --

4. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 31,	
	2007	2008
Real estate mortgage loan with a commercial bank, due in monthly installments, with a stated interest rate of prime at December 31, 2007 and prime plus 2.5% at December 31, 2008 (7.25% and 5.75%).	$ 481	$ 269
Term loan with a commercial bank, secured by machinery and equipment, due in monthly installments, with a stated interest rate of prime at December 31, 2007 and prime plus 2.5% at December 31, 2008 (7.25% and 5.75%).	1,148	704
Term loan with a commercial bank, secured by machinery and equipment, due in monthly installments, with a stated interest rate of prime at December 31, 2007 and prime plus 2.5% at December 31, 2008 (7.25% and 5.75%).	287	176
	1,916	1,149
Less installments due within one year	(767)	(768)
	$ 1,149	$ 381

The Company has a credit and security agreement with Wells Fargo Bank, National Association which expires June 30, 2011. The agreement includes the real estate mortgage loan and term loans above, and a $15.0 million asset-based revolving line of credit with a stated interest rate at December 31, 2008 of prime plus 2.5% (5.75%). Amounts due under the credit facility are secured by a first security interest in essentially all of the Company's assets. Under the agreement, the Company is required to comply with certain financial and non-financial covenants. Among the financial covenants are requirements for monthly minimum capital, quarterly minimum net income and monthly minimum liquidity. The amount available for borrowings under the line of credit varies based upon available cash, eligible accounts receivable and eligible inventory. As of December 31, 2008, approximately $11.0 million was outstanding on the line of credit and there was $448 thousand available capacity for additional borrowings under the line of credit agreement.

Maturities of long-term debt as of December 31, 2008 were as follows (in thousands):

Year Ending December 31,	
2009	$ 768
2010	381
	$ 1,149

5. SUPPLEMENTAL DISCLOSURE OF INTEREST AND OTHER EXPENSE (INCOME) INFORMATION

	Year Ended December 31,		
	2006	2007	2008
	(in thousands)		
Interest and other expense (income):			
Interest income	$ (69)	$ (87)	$ (66)
Interest expense	1,244	721	624
Other, net	(134)	(46)	82
	$ 1,041	$ 588	$ 640

6. INCOME TAXES

As of December 31, 2008, the Company had a domestic net operating loss carryforward ("NOL"), of approximately $166.4 million, a domestic alternative minimum tax credit of approximately $129 thousand and a domestic research and development tax credit carryforward of approximately $312 thousand. The Company's domestic NOL is scheduled to expire in various years beginning in 2010 and ending in 2028, with the majority scheduled to expire in 2018 or later. The NOL and tax credit carryforwards are subject to alternative minimum tax limitations and to examination by the tax authorities. In addition, the Company had a "change of ownership" as defined under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended (an "Ownership Change"). The Company believes the latest Ownership Change occurred at the time of its initial public offering in July 1997. The Company does not believe this Ownership Change will place a significant restriction on its ability to utilize its NOL in the future.

The Company reduces its deferred tax assets by an offsetting valuation allowance if, based on judgmental assessment of available evidence, the Company is unable to conclude that it is more likely than not that some or all of the related deferred tax assets will be realized. The Company maintained a full, offsetting valuation allowance for all deferred tax assets prior to 2005. The Company records a valuation allowance adjustment income tax benefit or expense due to a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years. Based on the profitable operating performance of Heska AG, the Company's evaluation determined that its NOL in Switzerland was realizable on a more-likely-than-not basis and the related valuation allowance was released in the fourth quarter of 2005. The Company subsequently obtained agreements from the tax authorities in the canton of Fribourg (the "Tax Agreements") regarding the Company's determination of taxable income. The Company anticipated the Tax Agreements would reduce the Company's taxable income and therefore tax obligation in Switzerland in future years as compared to prior expectations. In addition, the Tax Agreements reduced the Company's taxable income in Switzerland in 2005 and 2006 from previous estimates for financial reporting purposes. Accordingly, due to the Company's lower income expectations in Switzerland related to the Tax Agreements, the Company no longer believed it would be able to utilize all of its NOL in Switzerland before it fully expired and made an associated reduction in its net deferred tax asset in the fourth quarter of 2006 via an increase of $69 thousand in the related valuation allowance along with a corresponding income tax expense journal entry. As a result of the Tax Agreements, the Company had a smaller net deferred tax asset, lower foreign taxable income, and greater domestic taxable income than the Company estimated when it reported its results for the year ended December 31, 2005. The Company did not generate sufficient taxable income in 2008 to fully utilize its Swiss deferred tax asset, which expired at the end of 2008, and made an associated reduction in its net deferred tax asset in the fourth quarter of 2008 via an decrease of $10 thousand in the related valuation allowance along with a corresponding income tax expense journal entry. Based on the Company's profitable domestic operating performance, the Company's evaluation determined that a portion of its NOL in the United States was realizable on a more-likely-than-not basis and the related valuation allowance was released in the fourth quarter of 2007, resulting in an income tax benefit of $30 million and a corresponding net deferred tax asset of $30 million on December 31, 2007.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various foreign, state and local jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. In the United States, the tax years 2005 – 2007 remain open to examination by the federal Internal Revenue Service and the tax years 2004 – 2007 remain open for various state taxing authorities.

The components of income (loss) before income taxes were as follows (in thousands):

	Year Ended December 31,		
	2006	2007	2008
Domestic	$ 1,976	$ 4,802	$ (1,451)
Foreign	58	131	130
	$ 2,034	$ 4,933	$ (1,321)

Temporary differences that give rise to the components of deferred tax assets are as follows (in thousands):

	December 31,	
	2007	2008
Current deferred tax assets:		
Inventory	$ 191	$ 337
Accrued compensation	69	171
Net operating loss carryforwards – domestic	649	809
Net operating loss carryforwards – foreign	36	—
Other	315	658
	1,260	1,975
Valuation allowance	—	(1,106)
Total current deferred tax assets	$ 1,260	$ 869
Noncurrent deferred tax assets:		
Research and development	$ 307	$ 312
Alternative minimum tax credit	146	129
Deferred revenue	3,655	3,060
Property and equipment	1,151	1,276
Net operating loss carryforwards – domestic	62,318	62,666
Net operating loss carryforwards – foreign	—	—
	67,577	67,443
Valuation allowance	(38,801)	(37,694)
Total noncurrent deferred tax assets (liabilities)	$ 28,776	$ 29,749

The components of the income tax expense (benefit) are as follows (in thousands):

	Year Ended December 31,		
	2006	2007	2008
Current income tax expense (benefit):			
Federal	$ 58	$ 81	$ —
State	—	27	—
Foreign	—	—	—
Total current expense (benefit)	58	108	—
Deferred income tax expense (benefit):			
Federal	—	(26,667)	(450)
State	—	(3,333)	(63)
Foreign	148	17	42
Total deferred benefit	148	(29,983)	(471)
Valuation allowance	—	—	—
Total income tax expense (benefit)	$ 206	$ (29,875)	$ (471)

The Company's income tax expense (benefit) relating to income (loss) for the periods presented differ from the amounts that would result from applying the federal statutory rate to that income (loss) as follows:

	Year Ended December 31,		
	2006	2007	2008
Statutory federal tax rate	35%	33%	34%
State income taxes, net of federal benefit	4%	4%	5%
Other permanent differences	9%	4%	(4)%
Domestic NOL utilization	—	(38)%	—
Foreign rate difference	2%	—	1%
Current year impact of foreign tax holiday	(1)%	—	—
Loss of foreign NOL benefit under new tax rate agreement	7%	—	—
Swiss NOL carryforward	(1)%	—	—
Change in valuation allowance	(50)%	(608)%	—
Other	5%	(1)%	—
Effective income tax rate	10%	(606)%	36%

7. CAPITAL STOCK

Stock Option Plans

The Company has two stock option plans which authorize granting of stock options and stock purchase rights to employees, officers, directors and consultants of the Company to purchase shares of common stock. In 1997, the board of directors adopted the 1997 Stock Incentive Plan and terminated two prior option plans. All shares that remained available for grant under the terminated plans were incorporated into the 1997 Plan. In addition, all shares subsequently cancelled under the prior plans are added back to the 1997 Plan on a quarterly basis as additional options available to grant. In May 2003, the stockholders approved a new plan, the 2003 Stock Incentive Plan, which allows for the granting of options for up to 2,390,500 shares of the Company's common stock. The number of shares reserved for issuance under all plans as of January 1, 2009 was 3,198,436.

The stock options granted by the board of directors may be either incentive stock options ("ISOs") or non-qualified stock options ("NQs"). The exercise price for options under all of the plans may be no less than 100% of the fair value of the underlying common stock for ISOs or 85% of fair value for NQs. Options granted will expire no later than the tenth anniversary subsequent to the date of grant or three months following termination of employment, except in cases of death or disability, in which case the options will remain exercisable for up to twelve months. Under the terms of the 1997 Plan, in the event the Company is sold or merged, outstanding options will either be assumed by the surviving corporation or vest immediately.

There are four key inputs to the Black-Scholes model which the Company uses to estimate fair value for options which it issues: expected term, expected volatility, risk-free interest rate and expected dividends, all of which require the Company to make estimates. The Company's estimates for these inputs may not be indicative of actual future performance and changes to any of these inputs can have a material impact on the resulting estimated fair value calculated for the option. The Company's expected term input was estimated based on the Company's historical experience for time from option grant to option exercise for all employees in 2008, 2007 and 2006; the Company treated all employees in one grouping in all three years. The Company's expected volatility input was estimated based on the Company's historical stock price volatility in 2008, 2007 and 2006. The Company's risk-free interest rate input was determined based on the U.S. Treasury yield curve at the time of option issuance in 2008, 2007 and 2006. The Company's expected dividends input was zero in 2008, 2007 and 2006. Weighted average assumptions used in 2008, 2007 and 2006 for each of these four key inputs are listed in the following table:

	2006	2007	2008
Risk-free interest rate	4.81%	3.46%	1.89%
Expected lives	2.8 years	3.0 years	2.9 years
Expected volatility	65%	60%	56%
Expected dividend yield	0%	0%	0%

A summary of the Company's stock option plans is as follows:

	Year Ended December 31,					
	2006		2007		2008	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of period	11,989,582	$ 1.3251	11,818,823	$ 1.3575	12,118,417	$ 1.3979
Granted at Market	1,078,891	$ 1.5175	980,835	$ 1.9305	1,575,268	$ 0.7694
Cancelled	(681,377)	$ 1.3042	(122,746)	$ 2.9538	(573,898)	$ 2.5005
Exercised	(568,273)	$ 1.0418	(558,495)	$ 1.1348	(284,518)	$ 0.8526
Outstanding at end of period	11,818,823	$ 1.3575	12,118,417	$ 1.3979	12,835,269	$ 1.2836
Exercisable at end of period	11,792,445	$ 1.3585	11,340,083	$ 1.3675	11,042,716	$ 1.3360

The total estimated fair value of stock options granted during the years ended December 31, 2008, 2007 and 2006 were computed to be approximately $452 thousand, $810 thousand and $718 thousand, respectively. The amounts are amortized ratably over the vesting periods of the options. The weighted average estimated fair value of options granted during the years ended December 31, 2008, 2007 and 2006 was computed to be approximately $0.29, $0.83 and $0.68, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $137 thousand, $557 thousand and $251 thousand, respectively. The cash proceeds from options exercised during the years ended December 31, 2008, 2007 and 2006 were $243 thousand, $634 thousand and $592 thousand.

HESKA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Options Outstanding at December 31, 2008	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Options Exercisable at December 31, 2008	Weighted Average Exercise Price
$0.34 - $0.87	2,885,953	6.25	$ 0.5655	1,808,877	$ 0.6402
$0.88 - $1.06	2,765,194	5.12	$ 0.9393	2,746,444	$ 0.9394
$1.07 - $1.25	2,444,123	5.34	$ 1.2166	2,444,123	$ 1.2166
$1.27 - $1.82	2,279,602	6.72	$ 1.5879	2,148,768	$ 1.5966
$1.83 - $5.37	2,460,397	5.52	$ 2.2973	1,894,504	$ 2.4340
$0.34 - $5.37	12,835,269	5.78	$ 1.2836	11,042,716	$ 1.3360

As of December 31, 2008, there was $732 thousand of total unrecognized compensation expense related to outstanding stock options. That cost is expected to be recognized over a weighted-average period of 2.4 years with all cost to be recognized by the end of November 2012, assuming all options vest according to the vesting schedules in place at December 31, 2008. As of December 31, 2008, the aggregate intrinsic value of outstanding options was $0 and the aggregate intrinsic value of exercisable options was $0.

Employee Stock Purchase Plan (the "ESPP")

Under the 1997 Employee Stock Purchase Plan, the Company is authorized to issue up to 2,750,000 shares of common stock to its employees, of which 2,601,190 had been issued as of December 31, 2008. Employees of the Company and its U.S. subsidiaries who are expected to work at least 20 hours per week and five months per year are eligible to participate. Under the terms of the plan, employees can choose to have up to 10% of their annual base earnings withheld to purchase the Company's common stock. Each offering period is five years, with six-month accumulation periods ending June 30 and December 31. The purchase price of the stock for June 30 and December 31 was 85% of the end-of-measurement-period market price.

For the years ended December 31, 2006, 2007 and 2008, the weighted-average fair value of the purchase rights granted was $0.36, $0.50 and $0.26 per share, respectively.

8. RESTRUCTURING EXPENSES

In the fourth quarter of 2008, the Company recorded restructuring charges of $621 thousand for personnel severance and other costs related to 24 individuals and $164 thousand related to inventory costs of discontinued products, including a monitoring product the manufacturer has informed the Company it no longer intends to support.

Shown below is a reconciliation of restructuring costs for the year ended December 31, 2008 (in thousands):

		Year Ended December 31, 2008		
	Balance at December 31, 2007	Costs Incurred	Payments/ Settlements	Balance at December 31, 2008
Severance pay, benefits and other	$ -	$ 621	$ (43)	$ 578
Products and other		164	(164)	
Total	$	$ 785	$ (207)	$ 578

The balance of $578 thousand is included in accrued restructuring in the accompanying consolidated balance sheets as of December 31, 2008 and is expected to be paid in full by July 31, 2009.

9. MAJOR CUSTOMERS

The Company had no customers in 2006, 2007 and 2008 to whom sales represented 10% or more of total revenue. No customer represented 10% or more of total accounts receivable at December 31, 2007 or 2008.

10. COMMITMENTS AND CONTINGENCIES

The Company holds certain rights to market and manufacture all products developed or created under certain research, development and licensing agreements with various entities. In connection with such agreements, the Company has agreed to pay the entities royalties on net product sales. In the years ended December 31, 2008, 2007 and 2006, royalties of $580 thousand, $559 thousand and $722 thousand became payable under these agreements, respectively.

The Company has a contract with one supplier for unconditional annual minimum inventory purchases totaling approximately $2.7 million in fiscal 2009.

The Company has entered into operating leases for its office and research facilities and certain equipment with future minimum payments as of December 31, 2008 as follows (in thousands):

Year Ending December 31,		
2009	$	2,045
2010		1,908
2011		1,873
2012		1,916
2013		1,869
Thereafter		20,218
	$	29,829

The Company had rent expense of $1.8 million, $1.9 million and $2.1 million in 2006, 2007 and 2008, respectively.

From time to time, the Company may be involved in litigation relating to claims arising out of its operations. At December 31, 2008, the Company had no material litigation pending.

The Company's current terms and conditions of sale include a limited warranty that its products and services will conform to published specifications at the time of shipment and a more extensive warranty related to certain of its products. The typical remedy for breach of warranty is to correct or replace any defective product, and if not possible or practical, the Company will accept the return of the defective product and refund the amount paid. Historically, the Company has incurred minimal warranty costs. The Company's warranty reserve on December 31, 2008 was $201 thousand.

The Company's licensing arrangements generally include a product indemnification provision that will indemnify and defend a licensee in actions brought against the licensee that claim the Company's patents infringe upon a copyright, trade secret or valid patent. Historically, the Company has not incurred any significant costs related to product indemnification claims, and as a result, does not maintain a reserve for such exposure.

11. SEGMENT REPORTING

The Company is comprised of two reportable segments, Core Companion Animal Health ("CCA") and Other Vaccines, Pharmaceuticals and Products ("OVP"). The Core Companion Animal Health segment includes diagnostic instruments and supplies, as well as single use diagnostic and other tests, pharmaceuticals and vaccines, primarily for canine and feline use. These products are sold directly by the Company as well as through independent third-party distributors and through other distribution relationships. CCA segment products manufactured at the Des Moines, Iowa production facility included in the OVP segment's assets are transferred at cost and are not recorded as revenue for the OVP segment. The Other Vaccines, Pharmaceuticals and Products segment includes private label vaccine and pharmaceutical production, primarily for cattle, but also for other animals including small mammals and fish. All OVP products are sold by third parties under third-party labels.

Additionally, the Company generates non-product revenue from research and development projects for third parties, licensing of technology and royalties. The Company performs these research and development projects for both companion animal and livestock purposes.

HESKA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Summarized financial information concerning the Company's reportable segments is shown in the following table (in thousands):

	Core Companion Animal Health	Other Vaccines, Pharmaceuticals and Products	Total
2006:			
Total revenue	$ 62,968	$ 12,092	$ 75,060
Operating income	2,780	295	3,075
Interest expense	809	435	1,244
Total assets	26,112	12,383	38,495
Net assets	4,410	2,338	6,748
Capital expenditures	810	379	1,189
Depreciation and amortization	765	906	1,671
Amortization of intangible assets	334		334

	Core Companion Animal Health	Other Vaccines, Pharmaceuticals and Products	Total
2007:			
Total revenue	$ 67,279	$ 15,056	$ 82,335
Operating income	1,862	3,659	5,521
Interest expense	429	292	721
Total assets	62,414	13,177	75,591
Net assets	35,666	7,217	42,883
Capital expenditures	1,416	941	2,357
Depreciation and amortization	1,295	888	2,183
Amortization of intangible assets			–

	Core Companion Animal Health	Other Vaccines, Pharmaceuticals and Products	Total
2008:			
Total revenue	$ 68,140	$ 13,513	$ 81,653
Operating income (loss)	(2,220)	1,539	(681)
Interest expense	474	150	624
Total assets	58,581	11,857	70,438
Net assets	34,602	7,921	42,523
Capital expenditures	216	338	554
Depreciation and amortization	2,341	925	3,266
Amortization of intangible assets			–

Total revenue by principal geographic area was as follows (in thousands):

	For the Years Ended December 31,		
	2006	2007	2008
United States	$ 63,828	$ 69,389	$ 69,062
Europe	5,974	4,088	4,413
Other International	5,258	8,858	8,178
Total	$ 75,060	$ 82,335	$ 81,653

Total assets by principal geographic areas were as follows (in thousands):

	December 31,		
	2006	2007	2008
United States	$ 33,395	$ 72,585	$ 67,207
Europe	5,100	3,006	3,231
Other International	—	—	—
Total	$ 38,495	$ 75,591	$ 70,438

12. QUARTERLY FINANCIAL INFORMATION (unaudited)

The following summarizes selected quarterly financial information for each of the two years in the periods ended December 31, 2007 and 2008 (amounts in thousands, except per share data).

	Q1	Q2	Q3	Q4	Total
2007:					
Total revenue	$ 22,715	$ 20,087	$ 19,491	$ 20,042	$ 82,335
Gross profit	10,360	8,301	7,608	6,918	33,187
Operating income	2,650	1,210	1,133	528	5,521
Net income	2,394	1,033	1,012	30,369	34,808
Net income per share – basic	0.05	0.02	0.02	0.59	0.68
Net income per share – diluted	0.04	0.02	0.02	0.55	0.63
2008:					
Total revenue	$ 21,918	$ 22,615	$ 21,686	$ 15,434	$ 81,653
Gross profit	7,736	8,571	8,196	4,341	28,844
Operating income (loss)	(223)	1,386	1,098	(2,942)	(681)
Net income (loss)	(226)	666	577	(1,867)	(850)
Net income (loss) per share – basic	(0.00)	0.01	0.01	(0.04)	(0.02)
Net income (loss) per share – diluted	(0.00)	0.01	0.01	(0.04)	(0.02)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined by Rule 13a-15 of the Exchange Act, as of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are adequate to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria outlined in the COSO Internal Control over Financial Reporting Guidance for Smaller Public Companies, a supplemental implementation guide issued in 2007 which modified criteria established in the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control will provide only reasonable assurance that the objectives of the internal control system are met.

The effectiveness of our internal control over financial reporting as of December 31, 2008, has been audited by Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control over Financial Reporting.

There has been no change in our internal control over financial reporting during the fourth fiscal quarter covered by this Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Certain information required by Part III is incorporated by reference to our definitive Proxy Statement filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our 2008 Annual Meeting of Stockholders.

Item 10. Directors and Executive Officers of the Registrant.

Executive Officers

The information required by this item with respect to executive officers is incorporated by reference to Item 1 of this report and can be found under the caption "Executive Officers."

Directors

The information required by this section with respect to our directors will be incorporated by reference to the information in the sections entitled "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Code of Ethics

Our Board of Directors has adopted a code of ethics for our senior executive and financial officers (including our principal executive officer, principal financial officer and principal accounting officer). The code of ethics is available on our website at www.heska.com. We intend to disclose any amendments to or waivers from the code of ethics at that location.

Audit Committee

The information required by this section with respect to our Audit Committee will be incorporated by reference to the information in the section entitled "Directors and Executive Officers" in the Proxy Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by this item is incorporated by reference to the information in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Item 11. Executive Compensation.

The information required by this section will be incorporated by reference to the information in the sections entitled "Director Compensation" and "Executive Compensation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by this section will be incorporated by reference to the information in the section entitled "Common Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions.

The information required by this section will be incorporated by reference to the information in the sections entitled "Executive Compensation—Employment, Severance and Change of Control Agreements," "Certain Transactions and Relationships" and "Directors and Executive Officers" in the Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this section will be incorporated by reference to the information in the section entitled "Auditor Fees and Services" in the Proxy Statement.

The information required by Part III to the extent not set forth herein, will be incorporated herein by reference to our definitive Proxy Statement for the 2009 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as a part of this Form 10-K.

(1) Financial Statements:

Reference is made to the Index to Consolidated Financial Statements under Item 8 in Part II of this Form 10-K.

(2) Financial Statement Schedules:

Schedule II – Valuation and Qualifying Accounts.

SCHEDULE II

HESKA CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

(amounts in thousands)

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Other Additions	Deductions	Balance at End of Year
Allowance for doubtful accounts					
Year ended:					
December 31, 2006	$ 88	$ 46	—	$ (36) (a)	$ 98
December 31, 2007	$ 98	$ 26	—	$ (28) (a)	$ 96
December 31, 2008	$ 96	$ 137	—	$ (24) (a)	$ 209

(a) Write-offs of uncollectible accounts.

(3) Exhibits:

The exhibits listed below are required by Item 601 of Regulation S-K. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K has been identified.

Exhibit Number	Notes	Description of Document
3(i)	(2)	Restated Certificate of Incorporation of the Registrant.
3(ii)	(4)	Bylaws of the Registrant.
10.1*	(12)	1997 Incentive Stock Plan of Registrant, as amended and restated.
10.2*	(12)	1997 Incentive Stock Plan Employees and Consultants Option Agreement.
10.3*	(12)	1997 Incentive Stock Plan Outside Directors Option Agreement.
10.4*		2003 Equity Incentive Plan, as amended and restated.
10.5*		2003 Equity Incentive Plan Option Agreement.
10.6*	(15)	1997 Employee Stock Purchase Plan of Registrant, as amended.
10.7*	(11)	Management Incentive Plan Master Document.
10.8*	(17)	2009 Management Incentive Plan.
10.9*	(13)	Director Compensation Policy, effective January 1, 2007.
10.10*	(14)	Form of Indemnification Agreement entered into between Registrant and its directors and certain officers.
10.11*	(10)	Amended and Restated Employment Agreement with Robert B. Grieve, dated March 29, 2006.
10.12*	(14)	Amendment to Employment Agreement between Registrant and Robert B. Grieve, dated effective as of January 1, 2008.
10.13*	(12)	Employment Agreement between Registrant and Michael McGinley, dated May 1, 2000.
10.14*	(14)	Amendment to Employment Agreement between Registrant and Michael McGinley, dated effective as of January 1, 2008.
10.15*	(6)	Employment Agreement between Registrant and Jason Napolitano, dated May 6, 2002.
10.16*	(14)	Amendment to Employment Agreement between Registrant and Jason Napolitano, dated effective as of January 1, 2008.
10.17*	(6)	Employment Agreement between Registrant and Michael Bent, dated May 1, 2000.
10.18*	(14)	Amendment to Employment Agreement between Registrant and Michael Bent, dated effective as of January 1, 2008.
10.19	(8)	Net Lease Agreement between Registrant and CCMRED 40, LLC, dated May 24, 2004.
10.20	(9)	First Amendment to Net Lease Agreement and Development Agreement between Registrant and CCMRED 40, LLC, dated February 11, 2005.
10.21	(9)	Second Amendment to Net Lease Agreement between Registrant and CCMRED 40, LLC, dated July 14, 2005.
10.22†	(12)	Third Amended and Restated Credit and Security Agreement between Registrant, Diamond Animal Health, Inc. and Wells Fargo Business Credit, Inc., dated December 30, 2005.
10.23†	(14)	First Amendment to Third Amended and Restated Credit and Security Agreement between Registrant, Diamond Animal Health, Inc. and Wells Fargo Bank, National Association, dated December 5, 2006.
10.24†	(14)	Second Amendment to Third Amended and Restated Credit and Security Agreement between Registrant, Diamond Animal Health, Inc. and Wells Fargo Bank, National Association, dated July 20, 2007.
10.25	(14)	Third Amendment to Third Amended and Restated Credit and Security Agreement between Registrant, Diamond Animal Health, Inc. and Wells Fargo Bank, National Association, dated December 21, 2007.

Exhibit Number	Notes	Description of Document
10.26+	(16)	Fourth and Fifth Amendments to Third Amended and Restated Credit and Security Agreement between Registrant, Diamond Animal Health, Inc. and Wells Fargo Bank, National Association, dated October 16, 2008.
10.27+		Sixth Amendment to Third Amended and Restated Credit and Security Agreement between Registrant, Diamond Animal Health, Inc. and Wells Fargo Bank, National Association, dated December 30, 2008.
10.28+	(1)	Product Supply Agreement between Registrant and Quidel Corporation, dated July 3, 1997.
10.29+	(3)	First Amendment to Product Supply Agreement between Registrant and Quidel Corporation, dated March 15, 1999.
10.30		Letter Amendment to Product Supply Agreement between Registrant and Quidel Corporation dated July 7, 2004.
10.31+	(5)	Amended and Restated Bovine Vaccine Distribution Agreement between Diamond Animal Health, Inc. and Agri Laboratories, Ltd., dated September 30, 2002.
10.32+	(7)	First Amendment to Amended and Restated Bovine Vaccine Distribution Agreement between Diamond Animal Health, Inc. and Agri Laboratories, Ltd., dated September 20, 2004.
10.33+	(12)	Second Amendment to Amended and Restated Bovine Vaccine Distribution Agreement between Diamond Animal Health, Inc. and Agri Laboratories, Ltd., dated December 10, 2004.
10.34+	(12)	Third Amendment to Amended and Restated Bovine Vaccine Distribution Agreement between Diamond Animal Health, Inc. and Agri Laboratories, Ltd., dated May 26, 2006.
10.35+	(14)	Fourth Amendment to Amended and Restated Bovine Vaccine Distribution Agreement between Diamond Animal Health, Inc. and Agri Laboratories, Ltd., dated as of November 16, 2007.
10.36+	(12)	Supply and Distribution Agreement between Registrant and Boule Medical AB, dated June 17, 2003, Letter Amendment to Supply and Distribution Agreement between Registrant and Boule Medical AB, dated June 1, 2004 and Letter Amendment to Supply and Distribution Agreement between Registrant and Boule Medical AB, dated December 31, 2004.
10.37+	(16)	Letter Amendment to Supply and Distribution Agreement between Registrant and Boule Medical AB, dated July 12, 2005; Letter Amendment to Supply and Distribution Agreement between Registrant and Boule Medical AB, dated March 20, 2007; Letter Amendment to Supply and Distribution Agreement between Registrant and Boule Medical AB, dated January 23, 2008; and Sixth Amendment to Supply and Distribution Agreement between Registrant and Boule Medical AB, dated October 1, 2008.
10.38+	(12)	Supply and License Agreement between Registrant and Schering-Plough Animal Health Corporation, dated as of August 1, 2003.
10.39+		Amendment No. 1 to Supply and License Agreement between Registrant and Schering-Plough Animal Health Corporation, dated August 31, 2005.
10.40+	(12)	Distribution Agreement between Registrant and i-STAT Corporation, dated October 1, 2004.
10.41+		Amendment to Distribution Agreement between Registrant and Abbott Point of Care, Abbott Laboratories, Inc. ("i-Stat"), dated February 5, 2007.
10.42+	(12)	Distribution Agreement between Registrant and Arkray Global Business, Inc. dated November 1, 2004.
10.43+	(14)	Clinical Chemistry Analyzer Agreement between Registrant and FUJIFILM Corporation dated as of January 30, 2007.
21.1		Subsidiaries of the Company.

Exhibit Number	Notes	Description of Document
23.1		Consent of Ehrhardt Keefe Steiner & Hottman PC, Independent Registered Public Accounting Firm.
24.1		Power of Attorney (See Signature Page of this Form 10-K).
31.1**		Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
31.2**		Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
32.1**		Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Notes
* Indicates management contract or compensatory plan or arrangement.
- Portions of the exhibit have been omitted pursuant to a request for confidential treatment.
** Furnished herewith.
(1) Filed with the Registrant's Form 10-Q for the quarter ended September 30, 1997.
(2) Filed with the Registrant's Form 10-Q for the quarter ended June 30, 2000.
(3) Filed with the Registrant's Form 10-K for the year ended December 31, 2001.
(4) Filed with the Registrant's Form 10-Q for the quarter ended June 30, 2002.
(5) Filed with the Registrant's Form 10-Q for the quarter ended September 30, 2002.
(6) Filed with the Registrant's Form 10-K for the year ended December 31, 2002.
(7) Filed with the Registrant's Form 10-Q for the quarter ended September 30, 2004.
(8) Filed with the Registrant's Form 10-K for the year ended December 31, 2004.
(9) Filed with the Registrant's Form 10-Q for the quarter ended June 30, 2005.
(10) Filed with the Registrant's Form 10-K for the year ended December 31, 2005.
(11) Filed with the Registrant's Form 10-Q for the quarter ended March 31, 2006.
(12) Filed with the Registrant's Form 10-K for the year ended December 31, 2006.
(13) Filed with the Registrant's Form 8-K dated March 5, 2007.
(14) Filed with the Registrant's Form 10-K for the year ended December 31, 2007.
(15) Filed with the Registrant's Form 10-Q for the quarter ended June 30, 2008.
(16) Filed with the Registrant's Form 10-Q for the quarter ended September 30, 2008.
(17) Filed with the Registrant's Form 8-K dated November 10, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 16, 2009.

HESKA CORPORATION

By: /s/ ROBERT B. GRIEVE
Robert B. Grieve
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert B. Grieve, Jason A. Napolitano and Michael A. Bent, and each of them, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ ROBERT B. GRIEVE Robert B. Grieve	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director	March 16, 2009
/s/ JASON A. NAPOLITANO Jason A. Napolitano	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)	March 16, 2009
/s/ MICHAEL A. BENT Michael A. Bent	Vice President, Controller (Principal Accounting Officer)	March 16, 2009
/s/ WILLIAM A. AYLESWORTH William A. Aylesworth	Director	March 16, 2009
/s/ PETER EIO Peter Eio	Director	March 16, 2009
/s/ G. IRWIN GORDON G. Irwin Gordon	Director	March 16, 2009
/s/ LOUISE L. McCORMICK Louise L. McCormick	Director	March 16, 2009
/s/ JOHN F. SASEN, Sr. John F. Sasen, Sr.	Director	March 16, 2009


HESKA



HESKA

April 6, 2009

Dear Heska Stockholder:

I am pleased to invite you to attend the Annual Meeting of Stockholders of Heska Corporation to be held on Tuesday, May 5, 2009 at 9:00 a.m., local time, at 3760 Rocky Mountain Avenue, Loveland, Colorado 80538.

Details regarding the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement. This notice and all proxy materials in connection with this Annual Meeting are also available on https://materials.proxyvote.com/42805E.

Your vote is important. Whether or not you plan to attend the 2009 Annual Meeting, I hope you will vote as soon as possible. You may vote by mailing a proxy or in person at the annual meeting. Please review the instructions in the proxy statement and on the proxy card regarding your voting options.

Thank you for your ongoing support of and continued interest in Heska.

Sincerely,

Robert B. Grieve
Chairman and Chief Executive Officer,
Heska Corporation

Loveland, Colorado

YOUR VOTE IS IMPORTANT

In order to ensure your representation at the meeting, please complete, sign and date the enclosed proxy as promptly as possible and return it in the enclosed envelope (to which no postage need be affixed if mailed in the United States).



HESKA

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

TIME	9:00 a.m., local time, on Tuesday, May 5, 2009
PLACE	Heska Corporation 3760 Rocky Mountain Avenue Loveland, Colorado 80538
ITEMS OF BUSINESS	1. To elect two Directors to a three-year term. 2. To approve an amendment to our 1997 Stock Incentive Plan (our "1997 Stock Plan"), which would reduce the number of shares which could be issued and allow for the further issuance of incentive stock options under our 1997 Stock Plan. 3. To ratify the appointment of Ehrhardt Keefe Steiner & Hottman PC as Heska Corporation's independent registered public accountant. 4. To consider such other business as may properly come before the 2009 Annual Meeting.
RECORD DATE	You can vote if you were a stockholder of record at the close of business on March 26, 2009.
ANNUAL REPORT	Our 2008 Annual Report on Form 10-K, which is not a part of the proxy soliciting material, is enclosed.
VOTING BY PROXY	Please submit a proxy as soon as possible so that your shares can be voted at the 2009 Annual Meeting in accordance with your instructions. For specific instructions on voting, please refer to the instructions on the proxy card.

April 6, 2009

By Order of the Board of Directors

Jason Napolitano

Jason A. Napolitano
Executive Vice President, Chief Financial Officer and Secretary, Heska Corporation

This proxy statement and accompanying proxy card are being distributed on or about April 6, 2009.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 5, 2009

The Proxy Statement, the Proxy Card and our 2008 Annual Report on Form 10-K are available at https://materials.proxyvote.com/42805E.

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS

AND THE 2009 ANNUAL MEETING

Q: *Why am I receiving these materials?*

A: The Board of Directors (the "Board") of Heska Corporation, a Delaware corporation ("Heska" or the "Company"), is providing these proxy materials for you in connection with Heska's Annual Meeting of Stockholders (the "Annual Meeting"). The 2009 Annual Meeting will take place on Tuesday, May 5, 2009. As a stockholder, you are invited to attend the 2009 Annual Meeting and are entitled to and requested to vote on the items of business described in this proxy statement.

Q: *What information is contained in these materials?*

A: The information included in this proxy statement relates to the proposals to be voted on at the 2009 Annual Meeting, the voting process, the compensation of our Directors and most highly paid Executive Officers, and certain other required information. Our 2008 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is also enclosed.

Q: *What items of business will be voted on at the 2009 Annual Meeting?*

A: The items of business scheduled to be voted on at the 2009 Annual Meeting are:

(1) The election of two nominees to serve on our Board of Directors for a three-year term;

(2) The approval of an amendment to our 1997 Stock Plan, which would reduce the number of shares which could be issued and allow for the further issuance of incentive stock options under our 1997 Stock Plan; and

(3) The ratification of our independent registered public accountant for fiscal 2009.

We will also consider other business that properly comes before the 2009 Annual Meeting.

Q: *How does the Board recommend I vote on the proposals?*

A: The Board recommends a vote FOR the election of each of the Director nominees, FOR approval of the amendment to our 1997 Stock Plan and FOR the ratification of Ehrhardt Keefe Steiner & Hottman PC ("EKS&H") as the Company's independent registered public accountant.

Q: *Who is entitled to vote?*

A: Stockholders as of the close of business on March 26, 2009 (the "Record Date") are entitled to vote at the 2009 Annual Meeting. As of the Record Date, 52,010,928 shares of our common stock were issued and outstanding. Each stockholder is entitled to one vote for each share of common stock held on the Record Date. A list of stockholders entitled to vote at the 2009 Annual Meeting will be available at the 2009 Annual Meeting and for ten days prior to the meeting during normal business hours at our offices at 3760 Rocky Mountain Avenue, Loveland, Colorado 80538, by contacting our Secretary.

Q: *How do I vote?*

A: There are two ways you can vote:

(1) Sign and date each proxy card you receive and return it in the prepaid envelope.

(2) Vote in-person at the 2009 Annual Meeting. If your shares are held of record by a broker, bank or other nominee and you wish to vote your shares at the 2009 Annual Meeting, you must contact your broker, bank or other nominee to obtain the proper documentation and bring it with you to the 2009 Annual Meeting.

Q: *How can I change my vote or revoke my proxy?*

A: You have the right to revoke your proxy and change your vote at any time before the meeting by notifying our Secretary, or returning a later-dated proxy card. You may also revoke your proxy and change your vote by voting in person at the meeting.

Q: *Who can help answer my questions?*

A: If you have any questions about the 2009 Annual Meeting or how to vote or revoke your proxy, you should contact:

Heska Corporation
Attn: Secretary
3760 Rocky Mountain Avenue
Loveland, Colorado 80538
(970) 493-7272

If you need additional copies of this proxy statement or voting materials, please contact our Secretary as described above.

Q: *What does it mean if I get more than one proxy card?*

A: It means that you hold shares registered in more than one account. Sign and return all proxies to ensure that all of your shares are voted.

Q: *Who will serve as inspector of elections?*

A: The inspector of elections will be a representative of Computershare Trust Company, Inc., our transfer agent.

Q: *What are the quorum and voting requirements for the 2009 Annual Meeting?*

A: The quorum requirement for holding the 2009 Annual Meeting and transacting business is that holders of a majority of the outstanding shares of our common stock entitled to vote must be present in person at the meeting or represented by proxy. Both abstentions and non-votes are counted for the purposes of determining the presence of a quorum, but not in determining the matter at hand. We will consider an abstention or a non-vote on a given matter to be a forfeiture of the right to vote on that matter and a forfeiture of the voting power present at the 2009 Annual Meeting underlying the forfeited votes regarding that matter. Accordingly, if you abstain on a given matter, your shares will not be voted "for" or "against" that matter and will not be considered as present and entitled to vote on that matter. However, you may abstain on a given matter for a certain portion of your shares and vote on the same matter with the remaining portion of your shares without forfeiting the votes underlying the shares you choose to vote. For example, a stockholder who owns 100 shares may choose to abstain on a proposal with 50 shares and vote for a proposal with the other 50 shares. In this case, the stockholder would forfeit his right to vote 50 shares on the proposal and would have his other 50 votes count for the proposal. In addition, an abstention or a non-vote on any matter will not affect your ability to vote on any other matter. If you hold shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to certain matters to be acted upon. If you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and, if so, will not be considered as present and entitled to vote with respect to those matters.

The holders of a majority of the outstanding shares of our common stock, present in person or by proxy, will constitute a quorum for the transaction of business at the 2009 Annual Meeting. Election of Directors will be determined by a plurality of the votes of the shares present in person or by proxy at the 2009 Annual Meeting and entitled to vote on the election of Directors. The other matters submitted for stockholder approval at the 2009 Annual Meeting, including the approval of the amendment to our 1997 Stock Plan, will be approved by the affirmative vote of a majority of the shares having voting power present in person or by proxy at the 2009 Annual Meeting and entitled to vote on the subject matter.

Q: *Who can attend the 2009 Annual Meeting?*

A: All stockholders as of the Record Date can attend. If you wish to vote your shares at the 2009 Annual Meeting and your shares are held of record by a broker, bank or other nominee, you must contact your broker, bank or other nominee to obtain the proper documentation and bring it with you to the 2009 Annual Meeting.

Q: *What happens if additional matters are presented at the 2009 Annual Meeting?*

A: Other than the three items of business described in this proxy statement, we are not aware of any other business to be acted upon at the 2009 Annual Meeting. If you grant a proxy, the persons named as proxyholders - Robert B. Grieve, Ph.D. our Chairman and Chief Executive Officer, Jason A. Napolitano, our Executive Vice President, Chief Financial Officer and Secretary and Michael A. Bent, our Vice President, Principal Accounting Officer and Controller - will have the discretion to vote your shares on any additional matters presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for Director, the persons named as proxyholders, Dr. Grieve, Mr. Napolitano and Mr. Bent, will vote your proxy for such other candidate or candidates who may be nominated by the Board.

Q: *Where can I find the voting results of the meeting?*

A: We intend to announce preliminary voting results at the 2009 Annual Meeting and publish final results in our quarterly report on Form 10-Q for our second fiscal quarter of 2009.

Q: *May I propose actions for consideration at next year's Annual Meeting or nominate individuals to serve as Directors?*

A: You may submit proposals, including Director nominations, for consideration at future stockholder meetings. All proposals or nominations should be addressed to: Secretary, Heska Corporation, 3760 Rocky Mountain Avenue, Loveland, Colorado 80538.

Stockholder Proposals: For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Secretary at our principal executive offices under either (1) Rule 14a-8 under the Securities Exchange Act of 1934, as amended (a "Rule 14 Proposal") or (2) the bylaws of Heska (a "Bylaws Proposal"). A Rule 14 Proposal must be received by our Secretary at our principal executive offices no later than December 3, 2009. If the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's annual meeting, the deadline for inclusion of proposals in our proxy statement is instead a reasonable period of time before we begin to print and mail our proxy materials. Such proposals also will need to comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, regarding the inclusion of stockholder proposals in company-sponsored proxy materials. For a Bylaws Proposal, the stockholder must deliver a written notice of intent to propose such action in accordance with our bylaws, which in general require that the notice be received by us not less than 60 days nor more than 90 days prior to the first anniversary of the date on which notice of the prior year's annual meeting was mailed to stockholders. These proxy materials for the 2009 Annual Meeting were mailed on April 6, 2009. This means that for the 2010 Annual Meeting, that any such proposal must be received no earlier than January 6, 2010 and no later than February 5, 2010.

Director Nominees: You may propose Director candidates for consideration by the Board's Corporate Governance Committee. Any such recommendations should be directed to our Secretary at our principal executive offices. In addition, you may nominate a Director for consideration by Heska's stockholders if you give timely and adequate notice to our Secretary of your intention to make such nomination in accordance with our bylaws, which require that the notice be received by the Secretary within the time periods described above under "Stockholder Proposals and with the detail regarding your nomination as is required by our bylaws."

Copy of Bylaw Provisions: You may contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating Director candidates. A copy of our bylaws has also been filed with the Securities and Exchange Commission with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. A copy of which is accessible at the website of the Securities and Exchange Commission at www.sec.gov.

Q: ***Who bears the costs of soliciting votes for the 2009 Annual Meeting?***

A: Heska is making this solicitation and will pay the entire cost of preparing, printing, assembling and mailing these proxy materials. In addition to the mailing of these proxy materials, certain of our Directors and employees may solicit proxies on our behalf in person, by telephone, electronic transmission or facsimile. No additional compensation will be paid to these people for such solicitation. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to stockholders.

BOARD STRUCTURE AND COMMITTEES

Our Board is divided into three classes serving staggered three-year terms. Our Board has three standing Committees, each of which is chaired by an outside Director: (1) Audit (the "Audit Committee"), (2) Compensation (the "Compensation Committee") and (3) Corporate Governance (the "Corporate Governance Committee"). The membership during 2008 and the function of each Committee are described below. Our Board held four meetings during 2008. Our Board currently has six Directors: Robert B. Grieve, Ph.D., Chairman, William A. Aylesworth, Peter Eio, G. Irwin Gordon, Louise L. McCormick and John F. Sasen, Sr. A. Barr Dolan also served as a Director in 2008; Mr. Dolan chose not to stand for re-election to our Board and his service as a Director ended on May 6, 2008, which was the day of our 2008 Annual Meeting. All of our Directors in 2008, other than Mr. Dolan, attended our last annual meeting of stockholders and all Board and applicable Committee meetings.

Board Independence

Our Board has determined that each of the Directors standing for re-election has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) and meets the requirements of "independence" as set forth in the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC") and the Nasdaq Stock Market listing standards (the "Nasdaq Listing Standards"). Furthermore, the Board has determined that, with the exception of Dr. Grieve, Heska's Chairman and Chief Executive Officer, all current members of the Board meet the requirements of "independence" as set forth in the rules and regulations promulgated by the SEC and the Nasdaq Listing Standards.

Audit Committee

Our Audit Committee has the following responsibilities:

- appoint and replace our independent auditors;
- compensate and oversee the work of our independent auditors;
- oversee and monitor the integrity of our annual and quarterly financial statements;
- review and discuss with management and our independent auditors significant financial reporting issues and critical accounting policies and practices;
- oversee and monitor the qualifications, independence and performance of our independent auditors;
- oversee and monitor our internal accounting and financial controls; and
- provide the results of examinations and recommendations derived therefrom to the Board.

During 2008, our Audit Committee met five times. Our Audit Committee consisted of Mr. Aylesworth, as Chairman, Mr. Eio and Mr. Gordon prior to our 2008 Annual Meeting on May 6, 2008 and has consisted of Mr. Aylesworth, as Chairman, Mr. Eio and Ms. McCormick since our 2008 Annual Meeting.

Our Board has determined that each of the current members of our Audit Committee meets the requirements of "independence" as set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, the rules and regulations promulgated by the SEC and the Nasdaq Listing Standards. Our Board has also determined that William A. Aylesworth is an audit committee financial expert within the meaning of the rules and regulations promulgated by the SEC and he has accounting and related financial management expertise within the meaning of the Nasdaq Listing Standards.

Our Audit Committee has a written charter, which is available on our website at www.heska.com (under Investors – Corporate Governance). *The Company's website address provided above is not intended to function as a hyperlink, and the information on the Company's website is not and should not be considered part of this proxy statement and is not incorporated by reference herein.*

Compensation Committee

Our Compensation Committee has the following responsibilities:

- discharge the Board's responsibilities relating to compensation of our Executive Officers, including our Chief Executive Officer;

- oversee all compensation programs involving the use of our stock; and

- produce an annual report on executive compensation for inclusion in our proxy statement for our annual meeting of stockholders.

During 2008, our Compensation Committee met five times. Our Compensation Committee consisted of Mr. Eio, as Chairman, Mr. Dolan and Mr. Gordon prior to our 2008 Annual Meeting and has consisted of Mr. Eio, as Chairman, Mr. Gordon and Mr. Sasen since our 2008 Annual Meeting.

Our Board has determined that each of the current members of our Compensation Committee meets the requirements of "independence" as set forth in the rules and regulations promulgated by the SEC and the Nasdaq Listing Standards.

Our Compensation Committee has a written charter, which is available on our website at www.heska.com (under Investors – Corporate Governance). *The Company's website address provided above is not intended to function as a hyperlink, and the information on the Company's website is not and should not be considered part of this proxy statement and is not incorporated by reference herein.*

Corporate Governance Committee

Our Corporate Governance Committee has the following responsibilities:

- assist our Board by identifying qualified candidates for Director, and select the Director nominees for each annual meeting of stockholders;

- lead our Board in its annual review of our Board's performance;

- recommend Director nominees to our Board for each Board Committee; and

- develop and recommend to our Board the corporate governance guidelines applicable to the Company.

During 2008, our Corporate Governance Committee met four times. Our Corporate Governance Committee has consisted of Mr. Sasen, as Chairman, Mr. Aylesworth and Mr. Gordon since our 2006 Annual Meeting. Ms. McCormick is to replace Mr. Aylesworth as a member of our Corporate Governance Committee, beginning at our 2009 Annual Meeting.

Our Board has determined that each of the current members of our Corporate Governance Committee meets the requirements of "independence" as set forth in the rules and regulations promulgated by the SEC and the Nasdaq Listing Standards.

Our Corporate Governance Committee has a written charter, which is available on our website at www.heska.com. In addition, our Corporate Governance Committee prepared, and our full Board has approved, Corporate Governance Guidelines outlining the qualifications, responsibilities and other issues related to our Board's governance role and functions. The document is also available on our website at www.heska.com (under Investors – Corporate Governance). *The references to the Company's website address provided above is not intended to function as a hyperlink, and the information on the Company's website is not and should not be considered part of this proxy statement and is not incorporated by reference herein.*

Consideration of Director Nominees

Our Corporate Governance Committee considers candidates for Board membership suggested by its members. Our Corporate Governance Committee has also utilized a third-party executive search firm in the past to identify candidates.

Our Corporate Governance Committee does not have an established policy for minimum qualifications of Director nominees. However, pursuant to our Corporate Governance Guidelines, our Corporate Governance Committee will consider, among other things, diversity, skills and experience in such areas as operations, finance, marketing and sales, manufacturing, technology and the general needs of our Board.

Our Corporate Governance Committee will also consider nominees recommended by stockholders provided such recommendations are made in accordance with our bylaws and the procedures described in this proxy statement under "Questions and Answers About the Proxy Materials and the 2009 Annual Meeting." Although to date no stockholder has presented any candidate for Board membership to us, it is expected that recommendations from stockholders would generally be considered in the same manner as recommendations by a Director or an Officer of the Company.

Stockholder Communication with our Board

Stockholders can contact our Board, any Committee thereof, or any Director in particular, by writing to them, c/o Heska Corporation, 3760 Rocky Mountain Avenue, Loveland, Colorado 80538, Attn: Secretary. We will forward any correspondence sent in the foregoing manner to the appropriate addressee without review by management.

DIRECTOR COMPENSATION

The form and amount of compensation paid to the non-employee Directors is reviewed from time to time by our Corporate Governance Committee, which currently is reviewing the method and level of Director compensation and may approve corresponding changes to take effect prior to year end. Any revisions to our Director Compensation policy have been recommended by our Corporate Governance Committee and approved by our Board.

In 2008, our sole employee Director did not receive any separate compensation for his Board activities. Non-employee Directors received the compensation described below.

On each date of our Annual Meeting, each continuing non-employee Director who was a Director immediately prior to the Annual Meeting automatically receives options valued at $37,500 to purchase shares of our common stock, subject to a maximum grant of options to purchase 50,000 shares of our common stock. These grants are to be immediately exercisable and to vest in full on the earlier of (i) the one year anniversary of the date of grant and (ii) the date immediately preceding the date of the Annual Meeting for the year following the year of grant for the award. Any new non-employee Directors appointed or elected to our Board will be automatically granted options valued at $37,500 to purchase shares of our common stock, subject to a maximum grant of option to purchase 50,000 shares of our common stock. Any such grant is to be immediately exercisable and to vest over a period of four years in equal annual installments. The value for options granted pursuant to this paragraph is to be determined pursuant to our option valuation policy at the time of issuance.

Each non-employee Director is also entitled to an annual cash retainer in the amount of $20,000. The Company pays the annual retainer in advance, in quarterly installments on the first business day of each calendar quarter, subject to the non-employee Director's continued service to the Company as a non-employee Director on such date.

In addition, each non-employee Director who serves as Chairperson of a Board Committee is entitled to an annual cash retainer in the amount of $5,000 (the "Chair Retainer"). The Chair Retainer is to be reduced from $5,000 to $2,500, effective July 1, 2009. The Company pays the Chair Retainer in advance, in quarterly installments on the first business day of each calendar quarter, subject to the non-employee Director's continued service as Chairperson of such Committee. Each non-employee Director who serves on a Board Committee will be entitled to an annual cash retainer of $2,500 (the "Committee Retainer"). A non-employee Director who is also the Chairperson of a Committee shall be entitled to the Committee Retainer in addition to the Chair Retainer. The Company pays the Committee Retainer in advance, in quarterly installments on the first business day of each calendar quarter, subject to the non-employee Director's continued service as a member of such Committee. Non-employee Directors will also continue to be reimbursed for customary and usual travel expenses.

The following tables provide information for fiscal 2008 compensation for non-employee Directors who served during fiscal 2008.

Director Compensation (1)

Name	Fees Earned Or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (2) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
William A. Aylesworth	30,000		27,25				57,250
A. Barr Dolan	11,250	--	-				11,250
Peter Eio	30,000	--	27,25				57,250
G. Irwin Gordon	26,250	--	27,25				53,500
Louise L. McCormick	21,250		27,25				48,500
John F. Sasen, Sr.	27,500		27,25				54,750

2008 Equity Grants to Directors

Name	Grant Date	Number of Securities Underlying Options	Exercise Price ($)	Grant Date Fair Value of Option Award ($) (3)
William A. Aylesworth	5 6 0	50,000	1.58	27,250
Peter Eio	5 6 0	50,000	1.58	27,250
G. Irwin Gordon	5 6 0	50,000	1.58	27,250
Louise L. McCormick	5 6 0	50,000	1.58	27,250
John F. Sasen, Sr.	5 6 0	50,000	1.58	27,250

---

(1) Reimbursed travel expenses incurred in connection with Board and Board Committee meeting attendance are not included.

(2) Represents cost recognized in 2008 for financial reporting purposes.

(3) Grant date fair value of option awards are based on valuation techniques required by Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" and applicable guidance which we use in preparing our financial statements ("Option Accounting Rules"). Like any estimate prepared in good faith, the underlying assumptions we use under Option Accounting Rules may vary from our actual future results. The option valuations used for accounting and or financial reporting purposes do not necessarily represent the value any individual recipient would place on an option award. In addition, Option Accounting Rules prohibit some valuation techniques which may be useful in certain circumstances. A more detailed description of our option valuation techniques and assumptions can be found in our Annual Report on Form 10-K for the year ended December 31, 2008 in our Note 7 of the Notes to Consolidated Financial Statements.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board is divided into three classes serving staggered three-year terms. Our amended and restated certificate of incorporation requires us to ensure each class is as nearly equal in number as possible. Directors for each class are elected at the Annual Meeting of Stockholders held in the year in which the term for their class expires.

The terms for two continuing Directors will expire at this 2009 Annual Meeting. Directors elected at the 2009 Annual Meeting will hold office for a three-year term expiring at our 2012 Annual Meeting (or until their respective successors are elected and qualified, or until their earlier death, resignation or removal).

Nominees for Three-Year Terms That Will Expire in 2012

William A. Aylesworth, age 66, has served us as a Director since June 2000. Mr. Aylesworth served as Senior Vice President from 1988 to 2003 and Chief Financial Officer of Texas Instruments Incorporated from 1984 to 2003. He served as Treasurer of Texas Instruments from 1982 to 2002. From 1972 to 1982, he served in treasury services, and from 1967 to 1972, he held numerous assignments in control, manufacturing and marketing for Texas Instruments. He holds an M.S. in industrial administration from Carnegie Mellon University and a B.E.E. in electrical engineering from Cornell University.

Robert B. Grieve, Ph.D., age 57, one of our founders, currently serves as Chief Executive Officer and Chairman of the Board of Directors. Dr. Grieve was named Chief Executive Officer effective January 1999, Vice Chairman effective March 1992 and Chairman of the Board effective May 2000. Dr. Grieve also served as Chief Scientific Officer from December 1994 to January 1999 and Vice President, Research and Development, from March 1992 to December 1994. He has been a member of our Board of Directors since 1990. He holds a Ph.D. degree from the University of Florida and M.S. and B.S. degrees from the University of Wyoming.

Vote Required; Recommendation of our Board of Directors

The affirmative vote of a plurality of the votes of the shares present in person or by proxy at the Annual Meeting and entitled to vote on the election of Directors will be used to elect the nominees. Our Board of Directors unanimously recommends a vote FOR the election of Mr. Aylesworth and Dr. Grieve as our Directors.

Heska's Directors listed below whose terms are not expiring this year will continue in office for the remainder of their terms in accordance with our bylaws. Information regarding the business experience and education of each of such Directors is provided below.

Directors Whose Terms Will Expire in 2011

Louise L. McCormick, age 66, has served us as a Director since January 2008. Ms. McCormick was with Aetna, Inc. for over 25 years in various finance, strategic planning and legal positions, including as Corporate Secretary and Securities Counsel, and Vice President, Strategy, Finance and Administration. Ms. McCormick retired from Aetna, Inc. in 2000. Since June 2005, Ms. McCormick has served as an independent Director, investment committee chair and member of the ethics and corporate governance committee for Foresters, a Toronto-based insurance company. She also serves as a Director of a wholly-owned Foresters subsidiary, several non-profit and educational institutions. Ms. McCormick holds a J.D. from the University of Connecticut Law School and a M.S.T. and B.A. from the University of Florida.

John F. Sasen, Sr., age 66, has served us as a Director since October 1998. Since April 1998, he has served as Executive Vice President and Chief Marketing Officer of PSS/World Medical, Inc. ("PSS"), a medical supply distributor, and has held various other senior executive positions at PSS, including President and Chief Operating Officer, since 1993. From July 1993 to April 1998, Mr. Sasen served as a Director of PSS. Prior to joining PSS, Mr. Sasen was Vice President Sales, Marketing and Distributor Relations for a division of Becton Dickinson & Company, a manufacturer of health care products. Mr. Sasen was with Becton Dickinson for over 20 years. In addition, Mr. Sasen serves as the Chairman of the Health Industry Distribution Association Education Foundation, Executive Director of the Health Industry Distributor Association, Director of Nova Vision, Inc. and Director of the Boys' Home Foundation.

Directors Whose Terms Will Expire in 2010

Peter Eio, age 67, has served us as a Director since October 2002. Mr. Eio served as the President of LEGO Systems, Inc., from 1989 to 2001 and was Managing Director of LEGO UK from 1982 to 1989. He also held various positions with International Playtex, Inc., in Scandinavia and the UK from 1971 to 1981. His previous experience includes marketing, sales and general management positions. Mr. Eio is also a Director of several private companies and serves on the Board of several charitable and educational organizations. Mr. Eio holds an honorary degree from Rensselaer Polytechnic Institute (Doctor of laws-honoris causa, 1996), attended the IMD Business School in Lausanne, Switzerland and received the Prince Henrik Medal of Honor for services to Danish industry in 1992.

G. Irwin Gordon, age 58, has served us as a Director since May 2001. Mr. Gordon is the founder and Managing Partner of The Trion Group LP, a consulting firm. From July 2000 until August 2001, Mr. Gordon served as President and Chief Executive Officer of Gruma Corporation, a food manufacturer. He also served as President and Chief Operating Officer of Suiza Foods Corporation, a food manufacturer and distributor, from February 1998 to October 1999. Mr. Gordon joined Suiza in August 1997 as its Executive Vice President and Chief Marketing Officer. Prior to joining Suiza, Mr. Gordon held various positions with subsidiaries of PepsiCo, Inc. ("PepsiCo"), including most recently as Senior Vice President Global Branding for Frito-Lay, Inc., from May 1996 to August 1997. From 1983 to 1992, Mr. Gordon served as President and General Manager of several international Frito-Lay companies before becoming Senior Vice President Marketing, Sales and Technology for Frito-Lay International from 1992 to 1996. Prior to joining PepsiCo in 1992, Mr. Gordon served in various capacities at the Kellogg Company. Mr. Gordon holds an Education degree from the University of British Columbia and a Management Certificate from Stanford University.

PROPOSAL NO. 2

APPROVAL OF AMENDMENT TO 1997 STOCK PLAN

Our Board is submitting an amendment (the "Amendment") to our 1997 Stock Incentive Plan (our "1997 Stock Plan") for shareholder approval.

Background

Our 1997 Stock Plan was originally adopted by our Board and approved by our shareholders in 1997. The stated purpose of the 1997 Stock Plan is to promote the long-term success of the Company and the creation of stockholder value by a) encouraging employees, outside Directors and consultants to focus on critical long-range objectives, b) encouraging the attraction and retention of employees, outside Directors and consultants with exceptional qualifications and c) linking employees, outside Directors and consultants directly to stockholder interests through increased stock ownership. The 1997 Stock Plan seeks to achieve this purpose by providing for awards in the form of restricted shares or options (which may constitute incentive stock options or nonstatutory stock options). We have not issued restricted shares under the 1997 Stock Plan since 2001.

Shares available under the 1997 Stock Plan are reduced by the Amendment

The number of shares which may be issued under the 1997 Stock Plan is limited. Shares underlying options issued under the 1997 Stock Plan which are forfeited or terminate for any other reason before being exercised may be used to underlie the future grant of options or restricted shares under the 1997 Stock Plan. As of the Record Date, there were 2,576,652 shares available under the 1997 Stock Plan. The Amendment, if it had been approved on the Record Date, would have reduced the number of shares available under the 1997 Stock Plan on the Record Date by 250,000 to 2,326,652.

Further incentive stock options may be issued under the 1997 Stock Plan due to the Amendment

A stock option is the right to acquire shares at a fixed exercise price for a fixed period of time. Incentive stock options are a type of option designed to comply with certain provisions of the U.S. tax code which may offer the recipient certain tax advantages depending on circumstances, as is discussed in more detail below. An individual must be an employee to receive an incentive stock option, so outside Directors and consultants may not receive this type of option. The current 1997 Stock Plan does not allow the issuance of any incentive stock options after March 14, 2007. All incentive stock options issued since that date have been issued under our 2003 Equity Incentive Plan, as amended and restated (our "2003 Stock Plan"). Our 2003 Stock Plan is currently the only vehicle under which we may issue incentive stock options and has 479,738 shares available for issuance as of the Record Date. The 1997 Stock Plan allows for the issuance of nonstatutory stock options after March 14, 2007 and as outside Directors are not eligible for incentive stock options, all options issued to our outside Directors have been issued under the 1997 Stock Plan since that time. The Amendment will allow the issuance of incentive stock options through May 4, 2019.

Certain Federal Tax Aspects

The following paragraphs are a summary of the Company's understanding of the general federal income tax consequences to U.S. taxpayers and the Company of awards granted under the 1997 Stock Plan. Tax consequences for any particular individual may be different.

Incentive Stock Options

No taxable income is reportable when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxable income is the same as for nonstatutory stock options). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Nonstatutory Stock Options

No taxable income is reportable when a nonstatutory stock option, which also may be referred to as a nonqualified stock option, is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares purchased over the exercise price of the option. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock

A participant will not have taxable income upon grant unless he or she elects to be taxed at that time. Instead, he or she will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the vested shares.

Tax Effect for the Company

The Company generally will be entitled to a tax deduction in connection with an award under the 1997 Stock Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). Special rules limit the deductibility of compensation paid to our Chief Executive Officer and to each of our four most highly compensated Executive Officers. Under Section 162(m) of the Internal Revenue Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, the Company can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the 1997 Stock Plan, setting limits on the number of awards that any individual may receive and, for awards other than certain stock options, establishing performance criteria that must be met before the award actually will vest or be paid. The 1997 Stock Plan has been designed to permit the Company to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting the Company to continue to receive a federal income tax deduction in connection with such awards.

The Company expects a minimal impact on cash taxes paid resulting from deductions related to the 1997 Stock Plan due to the Company's large domestic net operating loss position, which allows the Company to offset current taxable income with losses from prior years for ordinary income tax purposes.

Awards to be Granted to Certain Individuals and Groups

The number of awards that an employee or consultant may receive under the Plan is at the discretion of our Compensation Committee and therefore cannot be determined in advance. The following table sets forth: a) the aggregate number of shares subject to incentive stock options granted under our 2003 Stock Plan during 2008, b) the aggregate number of shares subject to nonstatutory stock options granted under our 1997 Stock Plan during 2008 and c) the average per share exercise price of all such options. Dr. Grieve received both incentive stock options and nonstatutory stock options as federal tax rules limit the value of incentive stock options which may become exercisable in any given year.

Name	Number of Incentive Stock Options Granted (2003 Stock Plan)	Number of Nonstatutory Stock Options Granted (1997 Stock Plan)	Average Exercise Price Per Option
Robert B. Grieve, Ph.D.	68,762	231,238	$0.44
Michael J. McGinley, Ph.D.	190,000		$0.59
Jason A. Napolitano	130,000		$0.44
Michael A. Bent	50,000		$0.44
G. Lynn Snodgrass	50,000		$0.44
All Executive Officers, as a group	538,762	231,238	$0.48
All outside Directors, as a group	--	295,268	$1.62
All others	490,000	20,000	$0.72

Summary

Our Board believes incentive stock options are an important tool to be used in attracting, retaining and providing the proper long-term incentives to employees, and believes it is desirable to give the Company the flexibility to issue incentive stock options under the 1997 Stock Plan. Along with this change, our Board is proposing to reduce the shares available for issuance under the 1997 Stock Plan as an indication of the Company's commitment to using the 1997 Stock Plan to maximize shareholder value while minimizing any corresponding dilution.

If approved, the impact of the Amendment is intended only to: 1) reduce the number of shares we could issue under the 1997 Stock Plan by 250,000 and 2) allow us to issue incentive stock options through May 4, 2019 under the 1997 Stock Plan, assuming we have the underling shares available under the 1997 Stock Plan. The foregoing is only a summary of the 1997 Stock Plan, as amended if approved, and is qualified in its entirety by reference to its full text, a copy of which is attached hereto as Appendix A.

Vote Required; Recommendation of our Board of Directors

The affirmative vote of a majority of the shares present in person or by proxy at our Annual Meeting which are entitled to vote on the subject matter and have voted and chosen not to abstain is required to approve the proposed amendment to our 1997 Stock Incentive Plan. If the amendment to our 1997 Stock Plan is not approved, the 1997 Stock Plan will remain as is with no changes – i.e. the Company would be able to issue at least 2,576,652 new shares from the Record Date under the 1997 Stock Plan, including underlying nonstatutory stock options, although the Company could not issue incentive stock options under the 1997 Stock Plan.

Our Board unanimously recommends a vote FOR the approval of the Amendment to the 1997 Stock Plan.

PROPOSAL NO. 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

Our Board of Directors is submitting the appointment of Ehrhardt Keefe Steiner & Hottman PC ("EKS&H") as the Company's independent registered public accountant for stockholder ratification at the 2009 Annual Meeting. EKS&H has served as our independent registered public accountant since March 31, 2006. A representative of EKS&H is expected to be present at the Annual Meeting and will have an opportunity to make a statement if the representative desires to do so. Such representative will also be available to answer questions at the meeting.

Vote Required; Recommendation of our Board of Directors

Stockholder ratification of the appointment of EKS&H as our independent registered public accountant is not required by our bylaws or otherwise. Our Board, however, is submitting the appointment of EKS&H to the stockholders for ratification as a matter of good corporate governance practice. The affirmative vote of a majority of the shares present in person or by proxy at our Annual Meeting which are entitled to vote on the subject matter and have voted and chosen not to abstain is required to ratify the appointment of EKS&H as our independent registered public accountant for fiscal 2009. If the stockholders fail to ratify the appointment, our Audit Committee will reconsider whether or not to retain that firm. Even if the appointment is ratified, our Audit Committee in its discretion may direct the appointment of a different independent registered public accountant at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Our Board unanimously recommends a vote FOR the ratification of EKS&H as our independent registered public accountant for fiscal 2009.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables show the number of shares of our common stock beneficially owned as of March 15, 2009 by each of the Named Executive Officers listed in the Summary Compensation Table, each of our Directors, all of our Directors and Named Executive Officers as a group, and each person who is known by us to be the beneficial owner of more than 5% of our common stock. We had 52,010,928 shares outstanding on March 15, 2009.

Ownership Table

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Percentage Beneficially Owned (1)
State of Wisconsin Investment Board (2) P.O. Box 7842 Madison, WI 53707	9,310,600	17.9%
Zesiger Capital Group LLC (3) 320 Park Avenue, 30th Floor New York, NY 10022	8,054,700	15.5%
Pacific Coast Investors Limited (4) c/o Cha Enterprises Limited Room 3703 Jardine House 1 Connaught Place Central, Hong Kong	7,790,466	15.0%
William A. Aylesworth (5)	423,577	*
Peter Eio (5)	349,936	*
G. Irwin Gordon (5)	391,605	*
Robert B. Grieve, Ph.D. (5)(6)	2,915,529	5.4%
Louise L. McCormick (5)	155,268	*
John F. Sasen, Sr. (5)	423,737	*
Michael A. Bent (5)	463,319	*
Michael J. McGinley, Ph.D. (5)	519,526	*
Jason A. Napolitano (5)(7)	1,908,665	3.6%
G. Lynn Snodgrass (5)	149,887	*
All Directors and Executive Officers as a group (10 persons)(5)(6)(7)	7,701,049	13.2%

* Amount represents less than 1% of our common stock.

(1) To our knowledge and unless otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to securities. Shares of common stock issuable upon exercise of stock options exercisable within 60 days of March 15, 2009 are deemed outstanding and beneficially owned by the person holding such option for purposes of computing such person's percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based upon information derived from a Schedule 13G filed on January 30, 2009 for holdings on December 31, 2008 by State of Wisconsin Investment Board pursuant to Section 13G of the Securities Exchange Act of 1934 and the rules promulgated thereunder (the "Exchange Act"), reporting its beneficial ownership of our common stock. According to the Schedule 13G, State of Wisconsin Investment Board has sole power to vote and dispose of 9,310,600 shares.

(3) Based upon information derived from a Schedule 13G filed February 10, 2009 for holdings on December 31, 2008 by Zesiger Capital Group LLC pursuant to Section 13G of the Exchange Act reporting its beneficial ownership of our common stock. According to the Schedule 13G, Zesiger Capital Group LLC has the sole power to vote 5,439,700 shares and the sole power to dispose of 8,054,700 shares.

(4) Based upon information derived from a Schedule 13G filed June 27, 2008 for holdings on June 20, 2008 by Pacific Coast Investors Limited pursuant to Section 13G of the Exchange Act reporting its beneficial ownership of our common stock. According to the Schedule 13G, Pacific Coast Investors Limited has sole power to vote and dispose of 7,790,466 shares.

(5) Includes "Shares Owned" and "Exercisable Options" from "Exercisable Option Table" below for each Director and Named Executive Officer, as well as for all Directors and Executive Officers as a group.

(6) Includes 61,550 shares of common stock held for the benefit of Dr. Grieve's children and 15,649 shares of common stock held by Dr. Grieve's wife, all of with respect to which Dr. Grieve disclaims beneficial ownership. Dr. Grieve's business address is c/o the Company at 3760 Rocky Mountain Avenue, Loveland, Colorado 80538.

(7) Includes 6,020 shares of common stock held by Mr. Napolitano's wife, with respect to which Mr. Napolitano disclaims beneficial ownership.

Exercisable Option Table

Name	Shares Owned (1)	Exercisable Options (2)	Exercisable Option Price Range (3)	Exercisable Option Average Price (4)	Weighted Average Remaining Contractual Life (5)	Exercisable "In-the money" Options (6)	Net Shares from Exercisable Options (7)
William A. Aylesworth	40,000	383,577	$0.38-4.12	$1.38	5.45	—	—
Peter Eio	20,000	329,936	$0.48-2.73	$1.37	6.21	—	—
G. Irwin Gordon	27,000	364,605	$0.38-2.687	$1.35	5.61	—	—
Robert B. Grieve, Ph.D. (8).....	576,033	2,339,496	$0.34-3.69	$1.56	4.81	—	—
Louise L. McCormick	60,000	95,268	$1.58-1.83	$1.70	8.98	—	—
John F. Sasen, Sr.	34,923	388,814	$0.65-4.12	$1.38	5.66	—	—
Michael A. Bent.......................	37,069	426,250	$0.34-2.37	$1.26	5.10	—	—
Michael J. McGinley, Ph.D.	24,193	495,333	$0.34-3.06	$1.24	5.76	—	—
Jason A. Napolitano (9)...........	596,394	1,312,271	$0.44-2.30	$1.10	5.04	—	—
G. Lynn Snodgrass	4,404	145,483	$0.44-2.37	$1.49	6.59	—	—
All Directors and Executive Officers as a group (10 persons) (8)(9)	1,420,016	6,281,033	$0.34-4.12	$1.38	5.27	—	—

(1) To our knowledge and unless otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown in the column, subject to community property laws where applicable and the information contained in the footnotes of this table.

(2) Represents shares of common stock issuable upon exercise of stock options exercisable within 60 days of March 15, 2009.

(3) Represents the lowest and highest strike price for stock options exercisable within 60 days of March 15, 2009.

(4) Represents the average strike price for stock options exercisable within 60 days of March 15, 2009.

(5) Represents the weighted average remaining contractual life, in years, for stock options exercisable within 60 days of March 15, 2009.

(6) Represents shares of common stock issuable upon exercise of stock options exercisable within 60 days of March 15, 2009 that have a strike price less than $0.22, the last closing market price per share of Heska stock available on March 15, 2009.

(7) Represents net shares under the Treasury Stock method assuming a market price per share of $0.22, the last closing market price per share of Heska stock available on March 15, 2009, for shares of common stock issuable upon exercise of stock options exercisable within 60 days of March 15, 2009 that have a strike price less than $0.22.

(8) Includes 61,550 shares of common stock held for the benefit of Dr. Grieve's children and 15,649 shares of common stock held by Dr. Grieve's wife, all of with respect to which Dr. Grieve disclaims beneficial ownership.

(9) Includes 6,020 shares of common stock held by Mr. Napolitano's wife, with respect to which Mr. Napolitano disclaims beneficial ownership.

Outstanding Option Table

Name	Shares Owned (1)	Outstanding Options (2)	Outstanding Option Price Range (3)	Outstanding Option Average Price (4)	Weighted Average Remaining Contractual Life (5)	Outstanding "In-the-money" Options (6)	Net Shares from Outstanding Options (7)
William A. Aylesworth	40,000	383,577	$0.38-4.12	$1.38	5.45	—	—
Peter Eio	20,000	329,936	$0.48-2.73	$1.37	6.21	—	—
G. Irwin Gordon	27,000	364,605	$0.38-2.687	$1.35	5.61	—	—
Robert B. Grieve, Ph.D. (8)	576,033	2,801,996	$0.34-3.69	$1.48	5.54	—	—
Louise L. McCormick	60,000	95,268	$1.58-1.83	$1.70	8.98	—	—
John F. Sasen, Sr.	34,923	388,814	$0.65-4.12	$1.38	5.66	—	—
Michael A. Bent	37,069	490,000	$0.34-2.37	$1.21	5.66	—	—
Michael J. McGinley, Ph.D.	24,193	711,500	$0.34-3.06	$1.15	6.77	—	—
Jason A. Napolitano (9)	596,394	1,499,354	$0.44-2.30	$1.09	5.57	—	—
G. Lynn Snodgrass	4,404	215,900	$0.44-2.37	$1.32	7.48	—	—
All Directors and Executive Officers as a group (10 persons)(8)(9)	1,420,016	7,280,950	$0.34-4.12	$1.32	5.81	—	—

(1) To our knowledge and unless otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown in the column, subject to community property laws where applicable and the information contained in the footnotes of this table.

(2) Represents shares of common stock issuable upon exercise of stock options outstanding on March 15, 2009.

(3) Represents the lowest and highest strike price for stock options outstanding on March 15, 2009.

(4) Represents the average strike price for stock options outstanding on March 15, 2009.

(5) Represents the weighted average remaining contractual life, in years, for stock options outstanding on March 15, 2009.

(6) Represents shares of common stock issuable upon exercise of stock options outstanding on March 15, 2009 that have a strike price less than $0.22, the last closing market price per share of Heska stock available on March 15, 2009.

(7) Represents net shares under the Treasury Stock method assuming a market price per share of $0.22, the last closing market price per share of Heska stock available on March 15, 2009, for shares of common stock issuable upon exercise of stock options outstanding on March 15, 2009 that have a strike price less than $0.22.

(8) Includes 61,550 shares of common stock held for the benefit of Dr. Grieve's children and 15,649 shares of common stock held by Dr. Grieve's wife, all of with respect to which Dr. Grieve disclaims beneficial ownership.

(9) Includes 6,020 shares of common stock held by Mr. Napolitano's wife, with respect to which Mr. Napolitano disclaims beneficial ownership.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Compliance with Section 16(a) of the Securities Exchange Act of 1934 requires our Directors, Executive Officers and persons who own more than 10% of a registered class of our equity securities to file reports of holdings and transactions of Heska common stock and other equity securities with the SEC. Directors, Executive Officers and 10% or greater stockholders are required by SEC regulations to furnish us with copies of all of the Section 16(a) reports they file. Based solely upon a review of the copies of the forms furnished to us and the representations made by the reporting persons to us, we believe that during 2008 our Directors, Executive Officers and 10% or greater stockholders complied with all filing requirements under Section 16(a) of the Exchange Act.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information about our common stock that may be issued upon exercise of options and rights under all of our equity compensation plans as of December 31, 2008, including the 1988 Stock Option Plan, the 1997 Stock Incentive Plan, the 1997 Employee Stock Purchase Plan and the 2003 Equity Incentive Plan. Our stockholders have approved all of these plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	(b) Weighted-Average Exercise Price of Outstanding Options and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Stockholders	12,835,269	$1.28	3,198,436
Equity Compensation Plans Not Approved by Stockholders	None	None	None
Total	12,835,269	$1.28	3,198,436

SIGNIFICANT RELATIONSHIPS AND TRANSACTIONS WITH DIRECTORS, OFFICERS OR PRINCIPAL STOCKHOLDERS

Related Party Transactions

Pursuant to our code of ethics for senior executives and financial officers, a copy of which is available on Heska's website at www.heska.com, and our Corporate Governance Committee charter, our Audit Committee or our Corporate Governance Committee must review and approve any transaction that the Company proposes to enter into that would be required to be disclosed under Item 404(a) of Regulation S-K. Item 404(a) of Regulation S-K requires the Company to disclose in its proxy statement any transaction involving more than $120,000 in which the Company is a participant and in which any related person has or will have a direct or indirect material interest. A related person for purposes of this analysis is any executive officer, director, nominee for director, or holder of 5% or more of the Company's common stock, or an immediate family member of any of those persons.

Since January 1, 2008, the Company has not been a participant in any transaction with a related person other than the indemnification agreements described below.

Indemnification agreements with officers and directors

Our amended and restated certificate of incorporation and our bylaws provide that we will indemnify each of our Directors and Executive Officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our Directors and Executive Officers.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Objective and Philosophy

The Compensation Committee of Heska Corporation's Board of Directors (the "Committee") administers our executive compensation program and establishes the salaries of our Executive Officers. The ultimate objective of our executive compensation program is to attract, retain and reward executives who will enhance the value and profitability of Heska Corporation ("Heska" or the "Company") and increase stockholder value. The Committee strives to provide competitive compensation opportunities with the ultimate amount of compensation received tied significantly to short-term and long-term Company performance. Inherent in our approach is the philosophy that compensation can align behavior and actions with stockholder interests, attract and retain stronger executives and thus create value for stockholders over time. The Committee's goal in executive compensation is to design and administer programs that best serve these ends.

What is Heska's Executive Compensation Program Designed to Reward?

The Committee develops our executive compensation programs to reward Executive Officers for their contribution to Heska's financial performance and to recognize individual initiative, leadership, achievement and other contributions. An effective compensation program will reward executives for working well collectively as well as for strong individual performance.

What are the Elements of Heska's Executive Compensation?

Our compensation program is designed to reward four interlocking aspects of executive performance:

- Continued service to the Company: rewarded primarily through base salary, equity award requirements and vesting and competitive benefits levels;
- Individual contribution: rewarded primarily through the setting of base salary and annual Management Incentive Plan ("MIP") targets;
- Annual financial performance: rewarded primarily through the awards paid under the MIP; and
- Long-term gains in stockholder value: rewarded primarily through the equity incentive program.

Why Does Heska Choose to Pay Each Element of Executive Compensation?

Base salary. Base salaries are set on an annual or other periodic basis and designed to reflect competitive market salaries for each position. They are also used in determining the basis for bonus targets in our Management Incentive Plan ("MIP") discussed below.

Performance-based incentive compensation. This form of compensation is based on the achievement of predetermined financial, project, research or other designated objectives. This form of compensation is paid to reward near-term performance (i.e., no longer than the coming year) and encourage Executive Officers to optimize immediate opportunities. In recent years, an MIP has been offered to Executive Officers and other managers to provide a performance-based incentive.

Long-term equity compensation. This form of compensation is designed to encourage the achievement of superior financial results over an extended period of time and align the interests of stockholders and Executive Officers. It is intended to ensure that Executive Officers make thoughtful decisions about the Company's future and long-term prospects.

Other benefits, compensation or arrangements. Other than broad-based programs open to all employees, such as participation in our 401(k) program and employee stock purchase plan, this category tends to be used rarely. Most of our Executive Officers have employment agreements. An Executive Officer's extraordinary performance or participation in an unanticipated endeavor may occasionally trigger such an award in this category.

Perspective on Executive Compensation at Heska

Heska was founded in 1988 and completed its initial public offering in 1997 but only achieved its first profitable year in 2005. We believe the Company's historical liquidity concerns and efforts to achieve profitability have influenced the Committee's decisions regarding executive compensation, as outlined below.

Profitability has been an important goal for Heska to ensure the sustainability of the business. Profitability has also been critical, not only for its own sake, but also for employee morale, attracting talented individuals to join the Company and commercial perceptions. At the request of Heska's Executive Officers to help achieve profitability, the Committee froze base salaries for all Executive Officers in 2005 and 2006. Similarly, the 2005 MIP called for a performance in excess of the Company's internal budget before any bonus payments were made and no payouts were ultimately made under the 2004 MIP or the 2005 MIP (with the foregoing base salary and MIP information defined as "Historical Cash Compensation"). Based on the challenges the Company faced in 2008 and at the request of management, the Committee has taken a similar approach to cash compensation in 2009. With limited circumstance-based exceptions outlined below, in November 2008 the Committee froze base salaries for all of our Executive Officers and also adopted a 2009 MIP that calls for a performance in excess of the Company's internal budget before any bonus payments are made.

Stock options have historically had the advantage of allowing the Company to address both liquidity and profitability concerns simultaneously. First, stock options allowed the Committee to compensate employees without a corresponding cash outlay, and, in fact, provided the Company with cash upon exercise in most instances. Secondly, stock options granted have not historically been required to be expensed for financial reporting purposes. Accordingly, the Committee tended to emphasize stock options as a tool for executive compensation. Since 2006, the Company has been required to recognize a cost for certain stock options in its financial statements, as detailed in the "Summary Compensation Table" below; the estimated fair value of stock options granted, rather than the corresponding intrinsic value, is amortized ratably over the vesting periods of the related options. After considering the significant impact that the use of fair values, rather than intrinsic values, would have on our future results of operations, as well as factors including Historical Cash Compensation to Executive Officers and similar cash compensation issues to other employees, the Company accelerated stock option vesting in December 2004 and March 2005 as well as issuing all options with immediate vesting on and between March 30, 2005 and December 31, 2005. This is why many options held by Executive Officers are vested, and exercisable, as of December 31, 2008 in the table labeled "Outstanding Equity Awards at Fiscal Year-End" below.

The Committee is also sensitive to, and tries to optimize, tax implications. It is our policy generally to qualify compensation paid to Executive Officers for deductibility under Section 162(m) of the Internal Revenue Code. The Committee has structured the Management Incentive Plan Master Document, the 2006 MIP, the 2007 MIP, the 2008 MIP and the 2009 MIP to qualify as awards under such plans as performance-based compensation and to maximize the tax deductibility of such awards. However, the Committee reserves the discretion to pay compensation to its Executive Officers that may not be tax deductible.

Determination of Compensation Elements

In reviewing the compensation of our Executive Officers, the Committee reviews the nature and scope of each Executive Officer's responsibilities as well as his or her effectiveness in that role as well as in supporting the Company's long-term goals. Heska's Board of Directors (the "Board") formally evaluates the Chief Executive Officer (our "CEO"). Our CEO communicates his view of the performance of other Executive Officers to the Committee and makes recommendations regarding salary, incentive-based performance compensation and long-term compensation grants for the Committee's consideration. The Company has a performance appraisal system it uses to evaluate its employees, including Executive Officers, which Dr. Grieve considers, potentially along with other information, such as third-party interviews of Company employees who interact with the Company's Executive Officers. As more detailed oversight of items such as short-term sales performance by product is considered more important, our CEO has historically taken a more active role in determining the cash performance-based incentive compensation of our Vice President of Sales than for our other Executive Officers. Through the end of 2008, our CEO approved cash performance-based incentive compensation for our Vice President of Sales and made the resulting compensation information available to the Committee. Decisions regarding base salary, long-term equity incentive compensation and other benefits, compensation or arrangements are made in the same manner for our Vice President of Sales as for our other Executive Officers. In the past few years, Heska's Vice President of Human Resources has compiled and presented data discussed below for the Committee's consideration of the different compensation elements discussed below. The Chief Financial Officer (our "CFO") has also met with the Committee to communicate on issues of interest to the Committee, including the accounting implications of various compensation alternatives and information on our financial plans, expectations and historical results for the Committee's consideration.

The Committee has considered it appropriate, and in the best interests of Heska's stockholders, to endeavor to set our overall Executive Officer compensation near the mid-point of the range of companies in the comparison group it reviewed ("Comparable Companies"). The Committee also reviews the relative mix of compensation paid by Comparable Companies for use as a guideline. It is the sense of the Committee that performance-based incentive compensation has been relatively lower and long-term equity compensation relatively higher than for Comparable Companies. We anticipate the Committee will continue to exercise its discretion regarding the relative mix of compensation, although the relative mix may become more similar to that of Comparable Companies over time. The Committee views the difference between the compensation of our CEO and our other Named Executive Officers as largely a reflection of competitive market practices and the CEO's responsibility for all Company operations and not any compensation philosophy specific to Heska. In compensation matters, the Committee reviews relevant information and makes a case-by-case determination relying on its collective judgment and experience.

In 2005 and 2006, the process to determine executive compensation culminated at our Board meeting held in the fourth quarter. At that time a Committee meeting was held and final determinations were made regarding any base salary increases, MIP Plan adoption and/or long-term compensation equity grants for the coming year. Accordingly, all option grants to Executive Officers were granted after the market close on the day the Committee met during the Company's fourth quarter Board meeting. We expect this to be our standard practice going forward.

At our regularly scheduled Board meeting in November 2007, the Committee met with an outside compensation consultant (the "Consultant") and decided to engage the Consultant for an assessment of executive compensation strategy and programs and to provide data on competitive compensation practices. Accordingly, the process to determine executive compensation was delayed. The Committee asked the Consultant to conduct a compensation survey of companies similar to Heska and to review the current total and equity compensation of the Company's Executive Officers. The Consultant reported to the Committee, only, and was prohibited from doing any work for management unless it was specifically requested by the Chairman of the Committee. The Committee viewed the Consultant as an advisor only, and the Committee retained the discretion to implement or not implement the Consultant's suggestions. In subsequent dialogue with the Consultant, alternative long-term compensation approaches were discussed, including the use of restricted stock and performance-based vesting. The Committee held a series of meetings in December 2007 to review information and suggestions from the Consultant and to debate, and ultimately approve, the form and scale of long-term equity compensation for 2008. Base salaries and 2008 performance-based incentive compensation were agreed upon at a Committee meeting during our regularly scheduled Board meeting in February 2008.

The Committee considers compensation data from companies in medical, biotechnology and general industry groups that have similar revenues, veterinary focus and/or are in a similar stage of development to

Heska. In 2006, the Committee reviewed compensation data for the following companies as part of its review of Executive Compensation: Abaxis, Abgenix, Arqule, Array Biopharma, Digene, Embrex, Hi Tech Pharmaceuticals, IDEXX Laboratories, Meridian Bioscience, MGI Pharma, Quidel and Savient Pharmaceuticals. In 2007, the Committee reviewed compensation data for the following companies as part of its review of Executive Compensation: Abaxis, Array Biopharma, Auxilium Pharmaceuticals, Cardiac Science, Cyberonics, Hi Tech Pharmaceuticals, IDEXX Laboratories, Immucor, Meridian Bioscience, MGI Pharma, Noven Pharmaceuticals, Quidel, Santarus, Savient Pharmaceuticals and Zoll Medical. The Committee also reviewed benchmark data resulting from a study of 120 life sciences companies carried out by the Consultant in 2007. In 2008, the Committee reviewed compensation data for the following companies as part of its review of Executive Compensation: Abaxis, Array Biopharma, Auxilium Pharmaceuticals, Cardiac Science, Cyberonics, Hi Tech Pharmaceuticals, IDEXX Laboratories, Immucor, Meridian Bioscience, MGI Pharma, Noven Pharmaceuticals, Quidel, Santarus, Savient Pharmaceuticals and Zoll Medical. The Committee also reviewed summary compensation data based on company size for each year.

Base Salary. The Committee reviews each Executive Officer's base salary annually. When reviewing base salaries, the Committee considers compensation data from companies in medical, biotechnology and general industry groups that have similar revenues, veterinary focus and/or are in a similar stage of development to Heska. Consideration is also given to prior performance, relevant experience, level of responsibility and skills, and abilities of each Executive Officer. The Committee believes that salary levels for our Executive Officers are set at a level that, at the time such salary determinations were made, were reasonable and necessary given the Company's financial resources and stage of development. The Committee reviews relevant information and makes a case-by-case determination relying on its collective judgment and experience.

In 2006, the Committee was concerned regarding the effect of the three year salary freeze on Executive Officer base salaries versus market levels. The information in the base salary table below was approved for the Named Executive Officers by the Committee. The Committee also agreed to consider a mid-2007 review of base salaries if necessary to bring them more in line with desired rates.

Name	Annual Salary	Percent Increase
Robert B. Grieve	$375,000	10.0%
Jason A. Napolitano	$232,575	5.0%
G. Lynn Snodgrass	$154,500	3.0%
Michael J. McGinley	$166,650	10.0%
John R. Flanders	$200,000	N/A (1)
Michael A. Bent	$165,635	3.8%

(1) Mr. Flanders joined the Company as of December 11, 2006.

In 2007, after reviewing and considering Comparable Company data and the recent performance of both Dr. Grieve and the Company, our Board of Directors decided to increase Dr. Grieve's base salary by approximately 6.7% to $400,000 effective September 2007. In February 2008, after reviewing and considering relevant data, including input from Dr. Grieve, the Committee agreed to the following base salaries, effective March 2008. Dr. McGinley's salary increase was due in part, to his anticipated promotion and increased responsibilities upon another Executive Officer leaving the Company. Dr. McGinley was promoted to Executive Vice President, Global Operations and General Manager, Heska Des Moines in April 2008.

Name	Annual Salary	Percent Increase
Robert B. Grieve	$420,000	5.0%
Jason A. Napolitano	$243,000	4.5%
G. Lynn Snodgrass	$158,000	2.3%
Michael J. McGinley	$195,000	17.0%
John R. Flanders	$206,000	3.0%
Michael A. Bent	$172,000	3.0%

In November 2008, at the request of management based on the challenges the Company faced in 2008 and expected to face in the near term, the Committee froze base salaries for all Executive Officers, with the exception of Dr. McGinley and Mr. Snodgrass. Dr. Grieve proposed that, effective January 1, 2009, the Committee formally include Mr. Snodgrass in the 2009 MIP in lieu of the commission and bonus structure outlined below then in use for his performance-based incentive compensation, as Dr. Grieve felt Mr. Snodgrass had reached a level where this form of compensation was more appropriately based on overall corporate results rather than shorter term sales results. Dr. Grieve also proposed that Mr. Snodgrass's salary increase effective as of January 1, 2009 as historically it was intended that, compared with managers and other officers outside of sales, Mr. Snodgrass would receive a relatively lower proportion of his overall compensation in base pay and a relatively higher proportion in performance-based incentive compensation. The Committee accepted Dr. Grieve's recommendation, and increased Mr. Snodgrass's salary to $180,120 effective January 1, 2009. In November 2008, our Board of Directors appointed Dr. McGinley the Company's President and Chief Operating Officer at a salary of $230,000, effective January 1, 2009.

Performance-Based Incentive Compensation. The Company first adopted an MIP in 1999 to provide incentives to our Executive Officers, other managers and key employees to meet and exceed certain predetermined annual goals. Target annual incentives and specific performance criteria are established each year by the Committee, with the actual payout based on the extent to which the specified performance criteria are met. We believe this approach provides a strong incentive for our management to achieve the stated annual goals. An example of the incentive can be seen when comparing the cash levels of the 2006 MIP Payouts to the 2007 MIP Payouts in the "Summary Compensation Table" below. In late 2005, the Committee adopted the Management Incentive Plan Master Document (the "Master Document"). A goal of the Master Document is self-funding status for the MIP in any given year. A given year's MIP can be implemented by the Committee agreeing on four parameters: 1) the percent of salary that is an individual's targeted bonus compensation, 2) the relative weighting of company wide and individual performance, 3) the key parameter(s) the MIP Payouts are to be based upon and 4) the Payout Structure by which the MIP is funded. Typically there has been a cap on the MIP of approximately 150% of target payout to all employees, although this is not required in any given year. Each individual has a "targeted" MIP Payout and this is intended as a guideline. Our CEO will generally make recommendations to the Committee regarding MIP Payouts to other MIP Plan participants; all awards under the MIP Plan are at the discretion of the Committee. Any MIP Payouts are to be made in the first quarter of the following year. All Executive Officers are eligible for the 2009 MIP. All Executive Officers, with the exception of Mr. Snodgrass, our Vice President of Sales, were eligible for the MIP in 2006, 2007 and 2008. In 2006, 2007 and 2008, performance-based incentive compensation for Mr. Snodgrass consisted of commissions earned based on achieving certain sales volume targets (his "Commissions") and, in 2007 and 2008, a bonus paid at the discretion of Dr. Grieve based on Company financial performance and individual performance that is similar to the MIP (his "Bonus"). Mr. Snodgrass's performance-based incentive compensation in 2006, 2007 and 2008 is discussed below.

In considering the 2006 MIP, the Committee was aware that the Executive Officers were entering their third consecutive year with the same salary and that the Executive Officers had not received any bonus payments in the prior two years. The Committee adopted a plan with relatively low payout thresholds, as detailed below. At the Committee meeting in the fourth quarter of 2005, the Committee adopted the 2006 MIP with the following parameters:

Parameter	Result
% Salary Target	Chief Executive Officer – 50% All other eligible Executive Officers – 35%
Relative Weighting	75% Company Performance / 25% Individual Performance
Key Parameter	Pre-MIP Net Income Goal
Payout Structure	Funding starts at $1 of Pre-MIP Net Income Goal 50% Share of every $1 in additional Pre-MIP Net Income MIP Capped at $1.5 million (150% of targeted payout)

As an example, if Heska had $1.2 million in Pre-MIP Net Income, there would be $600 thousand available for the MIP for the Committee to distribute among plan participants. This represents a plan funded at 60% of target. Dr. Grieve's 2006 salary was $341,000 and his targeted payout was $170,500 (50% of $341,000). In a 60% MIP-funded plan, his funded targeted payout would be $102,300 (60% of $170,500). The Committee could then adjust his pay upward for strong individual performance or downward for poor individual performance using a 25% weighting as a guideline for the adjustment. This is a guideline only, however, as the Committee retains discretion to adjust this number as circumstances dictate.

At a meeting in March 2007, the Committee approved a recommendation that all plan participants be paid an MIP Payout nearly 50% greater than target in accordance with performance achievement in excess of the individual MIP "cap." The Committee also decided Dr. Grieve's MIP Payout would similarly be nearly 50% greater than target. The MIP Payouts to MIP-eligible Named Executive Officers are listed as "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" below.

In considering the 2007 MIP, the Committee was aware that the Executive Officers were to receive base salary increases in the coming year and were likely to receive maximum MIP Payouts under the 2006 MIP as the 2006 MIP was expected to reach its capped level due to the Company's financial performance. The Committee adopted a plan with more aggressive payout thresholds than had been set for the 2006 MIP, as detailed below. At the Committee meeting in the fourth quarter of 2006, the Committee adopted the 2007 MIP with the following parameters:

Parameter	Result
% Salary Target	Chief Executive Officer – 50% All other eligible Executive Officers – 35%
Relative Weighting	75% Company Performance / 25% Individual Performance
Key Parameter	Pre-MIP Operating Income Goal
Payout Structure	Funding starts at $4.5 million of Pre-MIP Operating Income Goal, as defined 25.14% Share of every additional $1 in Pre-MIP Operating Income Above Goal MIP Capped at $1.65 million (150% of targeted payout)

At a Committee meeting in February 2008, the Committee approved MIP plan participants' MIP Payouts recommendations and decided Dr. Grieve's MIP Payout would be equal to his individual funded target. Each of the Named Executive Officers eligible for the MIP received an MIP Payout in line with his individual funded target. The MIP Payouts to MIP-eligible Named Executive Officers are listed as "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" below. MIP Payouts were lower for 2007 than for 2006 due to a relatively lower funded status (roughly 30% of target for 2007 versus 150% of target for 2006) for 2007, which lowered the funded target MIP Payout for each MIP-eligible Named Executive Officer. The 2007 MIP achieved lower funded status than the 2006 MIP due to the more aggressive payout thresholds in the 2007 MIP.

In considering the 2008 MIP, the Committee considered the Company's 2007 performance and 2008 outlook in setting the payout structure. At the Committee meeting in the first quarter of 2008, the Committee adopted the 2008 MIP with the following parameters:

Parameter	Result
% Salary Target	Chief Executive Officer – 50% All other eligible Executive Officers – 35%
Relative Weighting	75% Company Performance / 25% Individual Performance
Key Parameter	Pre-MIP Operating Income Goal
Payout Structure	Funding starts at $5.862 million of Pre-MIP Operating Income Goal, as defined 32.22% Share of every additional $1 in Pre-MIP Operating Income Above Goal MIP Capped at $1.732 million (150% of targeted payout)

The Company's financial performance was well below expectations in 2008. The Company failed to achieve pre-MIP Operating Income at a level to fund the MIP. Accordingly, no MIP Payouts were made under the 2008 MIP.

In considering the 2009 MIP, the Committee considered the challenges facing the Company and the importance of observing the MIP's self-funding goal, particularly in a period with tight credit conditions. Accordingly, the Committee approved an MIP with aggressive payout thresholds which were in excess of the Company's internal budget levels before any MIP Payouts were to be made. In November 2008, the Committee adopted the 2009 MIP with the following parameters:

Parameter	Result
% Salary Target	Chief Executive Officer – 50% All other eligible Executive Officers – 35%
Relative Weighting	75% Company Performance / 25% Individual Performance
Key Parameter	Pre-MIP Net Income, as defined in the Third Amended and Restated Credit and Security Agreement by and between Heska Corporation, Diamond Animal Health, Inc. and Wells Fargo Bank, National Association dated December 30, 2005.
Payout Structure	Funding starts at $2 million of Pre-MIP Net Income 30.0% Share of every additional $1 in Pre-MIP Net Income MIP Capped at $1.855 million (150% of targeted payout)

All of Mr. Snodgrass's performance-based incentive compensation for 2006 was from Commissions. For 2007, approximately $45 thousand of Mr. Snodgrass's performance-based incentive compensation was from Commissions, with the balance resulting from his Bonus. Relatively lower performance versus target was the reason for the decline in Commissions from 2006 to 2007. For 2008, approximately $35 thousand of Mr. Snodgrass's performance-based incentive compensation was from Commissions, with the balance resulting from his Bonus. Relatively lower performance versus target was the reason for the decline in Commissions from 2007 to 2008. Mr. Snodgrass's Bonus was greater in 2008 than in 2007 due to the view that he had a greater contribution to overall Company performance outside of his core sales responsibility in 2008 than in 2007. Mr. Snodgrass's Commissions and Bonus are listed as "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" below.

In the table named "Grants of Plan-Based Awards" below, we list potential payouts under the 2009 MIP to Named Executive Officers, under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards." All "Threshold" MIP Payouts are listed at $0 as the MIP Plan will not fund if Pre-MIP Net Income, as defined in the table above, is at (or below) the threshold level of $2.0 million. All "Target" MIP Payouts are as defined above. The "Maximum" MIP Payouts are 50% greater than the "Target" MIP Payouts to reflect that the 2009 MIP Plan is "capped" at 150% of its targeted funding level. It is possible the Committee may decide to pay a Named Executive Officer greater than this amount, although this did not occur in 2006 when the 2006 MIP Plan reached its capped funding level.

Long-term Equity Compensation. Historically, we have used stock options to provide long-term equity compensation to our Executive Officers. The Committee is responsible for determining the number and terms of options, or other forms of long-term equity compensation, to be granted to Executive Officers, taking into account such factors as individual and Company performance, policies regarding cash compensation and practices of Comparable Companies. Options granted to Executive Officers have exercise prices equal to fair market value (closing price) at the time of grant and expire within ten years from the time of grant. Any vesting ceases and the vested portion of options must be exercised within a certain period should an Executive Officer leave Heska's service (subject to any rights to partial acceleration of vesting upon termination without cause under employment agreements). Accordingly, option grants will provide a return to an Executive Officer only if said Executive Officer continues to work for the benefit of the Company and only if Heska's market price per share appreciates over the option term. We believe that these provisions help both to retain qualified employees and to motivate them to achieve long-term increases in stock value, providing continuing benefits to the Company and its stockholders beyond those in the year of grant. The Committee had discussions regarding the use of restricted stock and performance-based vesting in December 2007, but decided not to pursue these alternatives. This was due to potential tax implications for employees in using restricted stock and the likely increase in complexity and administrative costs, as well as potential duplicative incentives to the MIP, in using performance-based vesting. While it appears stock options will remain the core component of long-term equity compensation in the near future, it is possible the Committee will choose to use restricted stock, restricted stock units, some other form of long-term equity compensation or some combination of the foregoing with or without stock options in the future.

In the fourth quarter of 2006, after significant discussion and considering factors including the Historical Compensation to Executive Officers, the fact that the 2006 MIP was expected to be "capped", our expected financial results in the fourth quarter of 2006, the significant impact that the use of fair values for options granted would have on our future results of operations and the total number of options previously granted in 2006, the Committee decided to grant fully-vested stock options in an amount approximately 60% of the size of the prior year's grant and approved a grant of fully-vested stock options to Mr. Flanders upon his formally joining the Company. These options were granted at the close of business on November 17, 2006 – the date of the Committee meeting, with the exception of options granted to Mr. Flanders which were granted upon his joining the Company on December 11, 2006.

In December 2007, after receiving input from the Consultant, reviewing relevant data, including data requested to follow-up on certain questions, and engaging in significant discussion and debate, the Committee approved a grant of stock options to certain Officers of the Company. Due to this process, including hiring and considering the input of the Consultant, the option grant occurred on December 31, 2007 – later in the year than in 2006. In contrast to recent stock option grants, this stock option grant was subject to monthly vesting over a four year period as a result of the concern of some of our Board members that fully-vested options may not provide as great a retention incentive as desired. We anticipate granting stock options with 4-year monthly vesting will be our standard practice in the future. The Committee granted Dr. Grieve a significantly larger stock option grant than in the prior year, reflective of the Committee's view of the market and the Committee's evaluation of Dr. Grieve's performance. The Committee considered Dr. Grieve's input in addition to market data in determining stock option grants to the other Named Executive Officers, all of which increased or were at the same level as the prior year, except for Mr. Flanders who joined the Company in December 2006. Related option grants to Named Executive Officers are reflected in the "Grants of Plan-Based Awards" table below in the column labeled "All Other Option Awards; Number of Securities Underlying Options (#)."

In November 2008, the Committee considered the fact that 2009 salaries had been frozen for most Executive Officers, that no 2008 MIP Payouts were to be made and that the Company's 2009 MIP required a performance in excess of the Company's internal budget before any MIP Payouts were to be made. Accordingly, the Committee desired to provide Executive Officers with a greater proportion of long-term compensation than in the recent past. In November 2008, the Committee granted all of our Named Executive Officers a greater number of shares underlying options than in 2007, with the exception of Dr. Grieve, who received the same number of shares underlying options. Dr. McGinley received the largest year-over-year increase in recognition of his pending promotion to President and Chief Operating Officer and increased responsibilities.

"Option Awards" in the "Summary Compensation Table" below represent the cost of options recognized for financial reporting purposes for each of our Named Executive Officers. In 2006, the majority of the value for each Named Executive Officer is related to the fully vested option grants in the fourth quarter of 2006 discussed above. For all other Named Executive Officers other than Mr. Napolitano and Mr. Snodgrass, the only other option cost included is for options granted with a four year vesting schedule in January 2003 with monthly vesting in 2006 and January 2007. In addition to such options granted in January 2003, Mr. Napolitano's 2006 total also includes option cost from his initial grant of options upon joining the Company in May 2002, which vested monthly ending in May 2006 after an initial six-month "cliff vest" in November 2002. Mr. Snodgrass's 2006 total includes only options granted in the fourth quarter of 2006. Options granted on December 31, 2007 did not impact 2007 in the "Summary Compensation Table" because the affiliated cost will be recognized over the four year vesting period and these options were granted at year end. The significant decline in value in 2007 versus 2006 for each Named Executive Officer is due to the fact that 2007 includes at most one month of stock option vesting for each individual, as discussed above. In 2008, option award compensation increased for all Named Executive Officers due mostly to recognition of stock options granted on December 31, 2007. We expect the value recognized under "Option Awards" will increase in future years as the December 2007 and November 2008 option grants vest and future options are issued.

Other Benefits, Compensation or Arrangements

"All Other Compensation" in the "Summary Compensation Table" below represent matching funds received by each of our Named Executive Officers under our 401(k) plan, which is open to all employees, as well as life insurance and short-term and long-term disability premiums.

All of our Named Executive Officers, with the exception of Mr. Snodgrass, had employment contracts in 2006, 2007 and 2008. They entitle Named Executive Officers to payments based on salary, continuing medical benefits for a given period and immediate vesting of unvested options in certain circumstances. Payments based on salary are typically paid monthly. The Committee believes these are common, in line with the experience of the Committee for executives at other companies and are intended to provide Executive Officers with additional resources to seek a comparable job, which is unlikely to be a rapid process given the level of employment, in these certain circumstances, such as an acquisition. Dr. Grieve is also entitled to payout based on bonus targets in certain circumstances, such as termination without cause, as well. These employment contracts are intended to provide the Named Executive Officers with protections appropriate for, and in line with, those received by comparable executives at companies similar to Heska. Periodically, we review these agreements versus market benchmarks.

In summary, Heska Corporation currently faces a challenging environment. Heska's Executive Compensation is adjusting to that environment along with the Company. The Committee endeavors to find the proper level and balance of base salary, performance-based incentive compensation, long-term equity incentive compensation and other forms of compensation.

Summary Compensation Table

The following table sets forth compensation for services rendered in all capacities to us during 2006, 2007 and 2008 by Robert B. Grieve, our Chairman of the Board and Chief Executive Officer, Jason A. Napolitano, our Chief Financial Officer, and our three other most highly compensated Executive Officers for the fiscal year ended December 31, 2008 (the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($) (1)	Bonus	Stock Awards	Option Awards ($) (2)(3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (5)	Total ($)
Robert B. Grieve									
Chairman of the Board and	2008	416,666	—	—	61,696	—	—	11,277	489,639
Chief Executive Officer	2007	377,667	—	—	1,12	60,242	—	10,077	449,112
	2006	341,000	—	—	88,39	251,378	—	8,689	689,460
Jason A. Napolitano									
Executive Vice President,	2008	241,263	—	—	22,58	—	—	5,346	269,195
Chief Financial Officer and	2007	230,729	—	—	23	24,519	—	4,146	259,633
Secretary	2006	221,500	—	—	95,12	114,300	—	927	431,850
G. Lynn Snodgrass									
Vice President, Sales	2008	157,417	—	—	8,23	52,972	—	2,217	220,837
	2007	153,750	—	—	—	52,119	—	1,113	206,982
	2006	150,000	—	—	30,052	93,610	—	3,281	276,943
Michael J. McGinley(6)									
President and Chief	2008	194,105	—	—	17,58	—	—	5,695	217,652
Operating Officer	2007	163,737	—	—	56	20,000	—	4,833	189,138
	2006	151,500	—	—	51,76	78,178	—	4,757	286,204
John R. Flanders(7)...............									
Vice President, General	2008	205,000	—	—	6,25	—	—	4,294	215,551
Counsel and Corporate	2007	200,000	—	—	—	21,000	—	3,730	224,730
Secretary	2006	6,146	—	—	142,26	—	—	—	148,406
Michael A. Bent									
Vice President, Principal	2008	170,939	—	—	6,25	—	—	6,431	183,627
Accounting Officer and	2007	164,196	—	—	56	18,000	—	6,075	188,839
Controller	2006	157,000	—	—	29,23	81,016	—	3,235	270,481

(1) Salary includes amounts, if any, deferred pursuant to 401(k) arrangements.
(2) Represents cost recognized in each year for financial reporting purposes.
(3) Grant date fair value of option awards are based on valuation techniques required by Option Accounting Rules. Like any estimate prepared in good faith, the underlying assumptions we use under Option Accounting Rules may vary from our actual future results. The option valuation used for accounting and/or financial reporting purposes does not necessarily represent the value any individual recipient would place on an option award. In addition, Option Accounting Rules prohibits some valuation techniques which may be useful in certain circumstances. A more detailed description of our option valuation techniques and assumptions can be found in our Annual Report on Form 10-K for the year ended December 31, 2008 in our Note 7 of the Notes to Consolidated Financial Statements.
(4) Amounts earned pursuant to our Management Incentive Plans except for Mr. Snodgrass whose amounts were Commissions earned based on achieving certain sales volume targets and a Bonus earned based on Company financial performance and individual performance that is similar to our Management Incentive Plans. Amounts indicated are for year in which compensation was earned.
(5) Includes life insurance premiums, short-term and long-term disability premiums and 401(k) match.
(6) Dr. McGinley was appointed President and Chief Operating Officer of the Company at an annual salary of $230,000 effective as of January 1, 2009.
(7) Mr. Flanders joined the Company as of December 11, 2006 and left the Company as of January 31, 2009.

Grants of Plan-Based Awards in Last Fiscal Year

The following table shows all grants of options to acquire shares of our common stock granted in the fiscal year ended December 31, 2008 to the Named Executive Officers.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($) (1)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
Robert B. Grieve	11/04/08	—	—	—	—	—	—	—	300,000	0.440	51,240
	N/A	—	210,000	315,000	—	—	—	—	—	—	—
Jason A. Napolitano	11/04/08	—	—	—	—	—	—	—	130,000	0.440	22,204
	N/A	—	85,050	127,575	—	—	—	—	—	—	—
G. Lynn Snodgrass	11/04/08	—	—	—	—	—	—	—	50,000	0.440	8,540
	N/A	—	63,042	94,563	—	—	—	—	—	—	—
Michael J. McGinley	11/04/08	—	—	—	—	—	—	—	160,000	0.440	27,328
	4/18/08	—	—	—	—	—	—	—	30,000	1.400	15,312
	N/A	—	80,500	120,750	—	—	—	—	—	—	—
John R. Flanders(4)	11/04/08	—	—	—	—	—	—	—	50,000	0.440	8,540
	N/A	—	72,100	108,150	—	—	—	—	—	—	—
Michael A. Bent	11/04/08	—	—	—	—	—	—	—	50,000	0.440	8,540
	N/A	—	60,200	90,300	—	—	—	—	—	—	—

(1) Based on targeted bonus multiplied by the percentage "cap" in our 2009 Management Incentive Plan ("MIP") for Named Executive Officers. Our 2009 MIP is designed with a "cap" of approximately $1.855 million on total payouts, or 150% of projected targeted bonuses. Our 2009 MIP gives our Compensation Committee discretion as to how any payouts will be distributed and the ability to make total payouts above the cap level. Accordingly, although our Compensation Committee has never awarded an MIP Payout to an employee greater than the employee's targeted bonus multiplied by the applicable percentage "cap", our Compensation Committee has the ability to make 2009 MIP Payouts to Executive Officers in excess of that amount, which is reported as "maximum" in this column.

(2) One-forty-eighth ($1/48^{th}$) of the total options granted become vested and exercisable each month from the grant date until options granted have vested in full on the four-year anniversary of the grant date. Each option was granted with an exercise price equal to 100% of the fair market value of our stock on the date of grant as determined by our Compensation Committee, and has a term of ten years, subject to earlier termination in certain events related to termination of employment.

(3) Grant date fair value of option awards are based on valuation techniques required by Option Accounting Rules. Like any estimate prepared in good faith, the underlying assumptions we use under Option Accounting Rules may vary from our actual future results. The option valuations used for accounting and/or financial reporting purposes do not necessarily represent the value any individual recipient would place on an option award. In addition, Option Accounting Rules prohibit some valuation techniques which may be useful in certain circumstances. A more detailed description of our option valuation techniques and assumptions can be found in our Annual Report on Form 10-K for the year ended December 31, 2008 in our Note 7 of the Notes to Consolidated Financial Statements.

(4) Mr. Flanders left the Company effective January 31, 2009.

Outstanding Equity Awards at Fiscal Year-End

The following table shows unexercised stock options held at the end of fiscal year ended December 31, 2008 by the executive officers named in the Summary Compensation Table.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (1)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert B. Grieve	6,250	293,750	—	0.44	11/04/2018	—	—	—	—
	75,000	225,000	—	1.83	12/31/2017	—	—	—	—
	100,000	—	—	1.71	11/17/2016	—	—	—	—
	400,000	—	—	1.25	12/15/2015	—	—	—	—
	282,000	—	—	0.88	3/30/2015	—	—	—	—
	475,000	—	—	2.30	1/5/2014	—	—	—	—
	275,000	—	—	0.70	1/31/2013	—	—	—	—
	69,996	—	—	0.34	1/6/2013	—	—	—	—
	275,000	—	—	1.21	1/12/2012	—	—	—	—
	125,000	—	—	1.25	2/5/2011	—	—	—	—
	200,000	—	—	3.69	2/23/2010	—	—	—	—
Jason A. Napolitano	2,708	127,292	—	0.44	11/04/2018	—	—	—	—
	27,500	82,500	—	1.83	12/31/2017	—	—	—	—
	90,000	—	—	1.71	11/17/2016	—	—	—	—
	260,000	—	—	1.25	12/15/2015	—	—	—	—
	195,000	—	—	0.88	3/30/2015	—	—	—	—
	130,000	—	—	2.30	1/5/2014	—	—	—	—
	29,166	—	—	0.70	1/31/2013	—	—	—	—
	476,086	—	—	0.70	5/31/2012	—	—	—	—
	70,802	—	—	0.81	4/30/2012	—	—	—	—
	431	—	—	0.94	8/31/2011	—	—	—	—
	7,869	—	—	0.94	8/24/2011	—	—	—	—
G. Lynn Snodgrass	1,042	48,958	—	0.44	11/04/2018	—	—	—	—
	10,000	30,000	—	1.83	12/31/2017	—	—	—	—
	40,000	—	—	1.71	11/17/2016	—	—	—	—
	40,000	—	—	1.25	12/15/2015	—	—	—	—
	10,000	—	—	1.59	5/18/2014	—	—	—	—
	20,000	—	—	1.84	4/30/2014	—	—	—	—
	6,000	—	—	0.95	4/10/2013	—	—	—	—
	7,500	—	—	1.06	2/5/2012	—	—	—	—
	1,000	—	—	1.14	4/26/2011	—	—	—	—
	400	—	—	2.00	11/17/2009	—	—	—	—
	1,000	—	—	2.37	10/6/2009	—	—	—	—
Michael J. McGinley	3,333	156,667	—	0.44	11/04/2018	—	—	—	—
	5,000	25,000	—	1.40	4/18/2018	—	—	—	—
	17,500	52,500	—	1.83	12/31/2017	—	—	—	—
	60,000	—	—	1.71	11/17/2016	—	—	—	—
	95,000	—	—	1.25	12/15/2015	—	—	—	—
	95,000	—	—	0.88	3/30/2015	—	—	—	—
	55,000	—	—	2.30	1/5/2014	—	—	—	—
	45,000	—	—	0.70	1/31/2013	—	—	—	—
	30,000	—	—	0.34	1/6/2013	—	—	—	—
	40,000	—	—	1.06	2/5/2012	—	—	—	—
	14,000	—	—	1.14	4/26/2011	—	—	—	—
	3,000	—	—	2.00	8/2/2010	—	—	—	—
	7,500	—	—	2.00	11/17/2009	—	—	—	—
	7,000	—	—	3.06	4/6/2009	—	—	—	—
John R. Flanders(2)	1,042	48,958	—	0.44	11/4/2018	—	—	—	—
	7,500	22,500	—	1.83	12/31/2017	—	—	—	—
	200,000	—	—	1.65	12/11/2016	—	—	—	—
Michael A. Bent	1,042	48,958	—	0.44	11/04/2018	—	—	—	—
	7,500	22,500	—	1.83	12/31/2017	—	—	—	—
	30,000	—	—	1.71	11/17/2016	—	—	—	—
	75,000	—	—	1.25	12/15/2015	—	—	—	—
	80,000	—	—	0.88	3/30/2015	—	—	—	—
	65,000	—	—	1.59	1/5/2014	—	—	—	—
	45,000	—	—	0.70	1/31/2013	—	—	—	—
	30,000	—	—	0.34	1/62013	—	—	—	—
	26,000	—	—	0.99	4/12/2012	—	—	—	—
	32,000	—	—	1.06	2/5/2012	—	—	—	—
	12,000	—	—	1.14	4/26/2011	—	—	—	—
	3,000	—	—	2.00	11/17/2009	—	—	—	—
	12,000	—	—	2.37	10/6/2009	—	—	—	—

(1) Options are subject to earlier termination in certain events related to termination of service.
(2) Mr. Flanders left the Company effective January 31, 2009.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table shows aggregate exercises of options to purchase our common stock in the fiscal year ended December 31, 2008 by the Named Executive Officers.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized On Vesting ($)**
Robert B. Grieve	—	—	—	—
Jason A. Napolitano	—	—	—	—
G. Lynn Snodgrass	—	—	—	—
Michael J. McGinley	—	—	—	—
John R. Flanders(1)	—	—	—	—
Michael A. Bent	—	—	—	—

(1) Mr. Flanders left the Company effective January 31, 2009.

Potential Payments Upon Termination or Change-in-Control

The following table summarizes the potential payments and benefits payable to each of the Named Executive Officers upon termination of employment or a change-in-control under each situation listed below, assuming, in each situation, that our Named Executive Officers were terminated on December 31, 2008 as determined under the terms of our plans and arrangements as in effect on December 31, 2008.

Payments Upon Termination (Without a Change-in-Control). Pursuant to an employment agreement with each of Dr. Grieve, Dr. McGinley and Messrs. Napolitano, Flanders and Bent, in the event he is involuntarily terminated, he is entitled to receive amounts earned during his term of employment. Such amounts include: base salary and the cost of health insurance premiums as set forth in the table below. Pursuant to his employment agreement, upon an involuntary termination not for cause, Dr. Grieve is entitled to accelerated vesting of all stock options, an extension of the term of all outstanding stock options and a bonus payment as set forth in the table below. Further, pursuant to his employment agreement, upon termination for good reason Dr. Grieve is entitled to the payments set forth below.

Payments Upon Change-in-Control. Pursuant to an employment agreement with each of Dr. Grieve, Dr. McGinley and Messrs. Napolitano, Flanders and Bent, in the event he is terminated upon a change-in-control he is entitled to receive amounts earned during the term of his employment. Such amounts include: base salary and the cost of health insurance premiums as set forth in the table below. Pursuant to his employment agreement, each of Dr. Grieve and Mr. Napolitano are entitled to accelerated vesting of all stock options and Dr. Grieve is entitled to an extension of the term of all outstanding stock options in certain circumstances. Further, pursuant to his employment agreement, upon an involuntary termination not for cause, Dr. Grieve is entitled to a bonus payment as set forth in the table below. Further, upon termination for good reason, Dr. Grieve is entitled to the payments set forth below.

Payments Upon Death or Disability. In the event of death or disability, Dr. Grieve is entitled to the same benefits as in the event of termination without a change in control and is also entitled to receive the death benefits under our life insurance plan or the disability benefits under our disability plan, as appropriate, as set forth below. In the event of death or disability, Dr. McGinley and Messrs. Napolitano, Snodgrass, Flanders and Bent, are each entitled to receive the death benefits under our life insurance plan or the disability benefits under our disability plan, as appropriate, as set forth below.

Potential Payments Upon Termination or Change-in-Control (1)

		Other Than in Connection With a Change-in-Control		In Connection With a Change-in-Control			
Executive Benefits and Payments Upon Termination	**Voluntary Termination or Termination for Cause ($)**	**Involuntary Termination not for Cause ($)**	**Termination for Good Reason ($)**	**Involuntary Termination not for Cause ($)**	**Termination for Good Reason ($)**	**Death ($)**	**Disability ($)**
Robert B. Grieve							
Base Salary	—	420,00	420,00	840,000	840,000	420,000	420,000
Bonus	—	—	—	502,756	502,756	—	—
Medical continuation	—	12,71	12,71	25,433	25,433	12,716	12,716
Death benefits	—	—	—	—	—	300,000	—
Monthly disability benefits	—	—	—	—	—	—	15,300
Value of accelerated stock options (2)	—	—	—	—	—	—	—
Jason A. Napolitano							
Base Salary	—	121,50	—	243,000	—	—	—
Bonus	—	—	—	—	—	—	—
Medical continuation	—	4,40	—	8,814	—	—	—
Death benefits	—	—	—	—	—	300,000	—
Monthly disability benefits	—	—	—	—	—	—	4,000
Value of accelerated stock options (2)	—	—	—	—	—	—	—
G. Lynn Snodgrass							
Base Salary	—	—	—	—	—	—	—
Bonus	—	—	—	—	—	—	—
Medical continuation	—	—	—	—	—	—	—
Death benefits	—	—	—	—	—	300,000	—
Monthly disability benefits	—	—	—	—	—	—	7,600
Value of accelerated stock options (2)	—	—	—	—	—	—	—
Michael J. McGinley							
Base Salary	—	97,50	—	195,000	—	—	—
Bonus	—	—	—	—	—	—	—
Medical continuation	—	6,35	—	12,716	—	—	—
Death benefits	—	—	—	—	—	300,000	—
Monthly disability benefits	—	—	—	—	—	—	8,000
Value of accelerated stock options (2)	—	—	—	—	—	—	—
John R. Flanders (3)							
Base Salary	—	103,00	—	206,000	—	—	—
Bonus	—	—	—	—	—	—	—
Medical continuation	—	6,35	—	12,716	—	—	—
Death benefits	—	—	—	—	—	300,000	8,000
Monthly disability benefits	—	—	—	—	—	—	—
Value of accelerated stock options (2)	—	—	—	—	—	—	—
Michael A. Bent							
Base Salary	—	86,00	—	172,000	—	—	—
Bonus	—	—	—	—	—	—	—
Medical continuation	—	6,35	—	12,716	—	—	—
Death benefits	—	—	—	—	—	300,000	—
Monthly disability benefits	—	—	—	—	—	—	8,000
Value of accelerated stock options (2)	—	—	—	—	—	—	—

(1) Based on 2008 salary and cost information.
(2) Calculated based on December 31, 2008 closing price of $0.2501 per share.
(3) Mr. Flanders left the Company effective January 31, 2009.

The following "Compensation Committee Report" and related disclosure shall not be deemed incorporated by reference by any general statement incorporating this proxy statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

Peter Eio, *Chairman*
G. Irwin Gordon
John F. Sasen, Sr.

April 6, 2009

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Compensation Committee consists of non-employee Directors only. No interlocking relationship existed during 2008 between our Executive Officers, members of our Board of Directors or members of our Compensation Committee, and the Executive Officers, members of the Board of Directors or members of the Compensation Committee of the Board of Directors of any other company.

AUDITOR FEES AND SERVICES

EKS&H was our independent registered public accountant for fiscal 2007 and 2008. KPMG LLP ("KPMG") was our independent registered public accountant for fiscal 2005 and continued to bill us for services related to historical audit opinions, such as actions required to obtain consent to include these opinions in our SEC filings. In 2007, our Audit Committee engaged EKS&H to conduct an audit of fiscal 2005 so that we did not have to obtain KPMG's consent to include KPMG's audit opinion for that year in our Annual Report on Form 10-K for the year ended December 31, 2007 and any future SEC filings. The following table sets forth the aggregate fees billed by EKS&H for audit services rendered in connection with the consolidated financial statements and reports for fiscal years 2007 and 2008, respectively, and for other services rendered during 2007 and 2008 on behalf of Heska and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services which have been billed to Heska and its subsidiaries. Our Audit Committee has approved all of the below fees.

	EKS&H	
	2007	**2008**
Audit Fees (1)	369,286	$ 275,750
Audit Related Fees (2)	15,500	16,750
Tax Fees	—	—
All Other Fees	—	—
Total	384,786	$ 292,500

(1) Audit fees represent fees for the audit of our annual financial statements, review of financial statements included in our Form 10-Q Quarterly Reports and services that are normally provided by the independent auditors in connection with statutory and regulatory filings including consents for historical audit opinions. EKS&H 2007 fees include an audit of fiscal 2005 and an audit of the Company's internal control over financial reporting. EKS&H 2008 fees include an audit of the Company's internal control over financial reporting.

(2) Audit related fees are fees for the assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The services for fees disclosed under this category include the annual audit of our 401(k) Retirement Plan.

Pre-Approval Policy. Our Audit Committee pre-approves all auditing services and non-audit services not prohibited by law to be performed by our independent registered public accountant. Our Audit Committee also pre-approves all associated fees, except for *de minimis* amounts for non-audit services, which are approved by our Audit Committee prior to the completion of the audit. In February 2009, our Audit Committee approved EKS&H as our primary provider of tax compliance and return preparation services.

The following "Report of our Audit Committee" and related disclosure shall not be deemed incorporated by reference by any general statement incorporating this proxy statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

REPORT OF OUR AUDIT COMMITTEE

The ultimate responsibility for good corporate governance rests with Heska Corporation's Board of Directors (the "Board"), whose primary roles are oversight, counseling and direction to Heska Corporation's management in the best long-term interests of Heska Corporation ("Heska" or the "Company") and its stockholders. The Audit Committee of the Board (the "Audit Committee") has been established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of Heska's financial statements.

The Audit Committee operates under a written charter, a copy of which is available on Heska's website at www.heska.com. As described more fully in its charter, the purpose of the Audit Committee is to assist the Board in its oversight and monitoring of Heska's financial reporting, internal controls and audit function. Management is responsible for the preparation, presentation and integrity of Heska's financial statements; accounting and financial reporting principles; internal controls; and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. The Audit Committee has hired an independent registered public accountant, who is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards. In accordance with the Sarbanes-Oxley Act of 2002, the Audit Committee has ultimate authority and responsibility to select, direct, compensate, evaluate and, when appropriate, replace Heska's independent registered public accountant.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accountant, nor can the Audit Committee certify that the independent registered public accountant is "independent" under applicable rules. The Audit Committee serves a board-level oversight role, in which it provides advice, counsel and direction to management on the basis of the information it receives, discussions with management and the independent registered public accountant, and the experience of the Audit Committee's members in business, financial and accounting matters. The Audit Committee has the authority to engage its own outside advisers, including experts in particular areas of accounting, as it determines appropriate, apart from counsel or advisers hired by management.

In this context, during the year 2008, we met and held discussions with management and Ehrhardt Keefe Steiner & Hottman PC ("EKS&H"), Heska's independent registered public accountant. Management represented to us that Heska's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we have reviewed and discussed the consolidated financial statements with management and EKS&H. In Audit Committee meetings with EKS&H, we discussed matters as required by Statement of Auditing Standards No. 61 (Communication with Audit Committees). Our review included a discussion with management of the quality, not merely the acceptability, of Heska's accounting principles, the reasonableness of significant estimates and judgments and the disclosure in Heska's consolidated financial statements.

We received from EKS&H the written disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and discussed with EKS&H its independence. In reliance on the reviews and discussions noted above, and the report of the independent registered public accountant, we recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2008 (the Company's "2008 10-K"), and be filed with the Securities and Exchange Commission.

On March 31, 2006, we dismissed KPMG LLP ("KPMG") as Heska's independent registered public accountant and engaged EKS&H as Heska's independent registered public accountant. An extensive search was conducted to evaluate Heska's alternatives regarding independent registered public accountants, including face-to-face interviews conducted by the Chairman of the Audit Committee. We believe EKS&H is compatible with a company Heska's size and we believe EKS&H has consistently conducted high quality, cost-effective audits. In 2007, we engaged EKS&H to conduct an audit (the "2005 Re-audit") for fiscal 2005, so that we did not have to obtain KPMG's consent to include KPMG's audit opinion for that year in the Company's 2007 10-K and any future SEC filings. We believe it was wise to incur the additional fees affiliated with the 2005 Re-audit due to the significant management time and distraction associated with obtaining KPMG's consent to include KPMG's audit opinion in the Company's SEC filings in the past and our concern over this recurring. KPMG was also our primary provider of tax compliance and return preparation services from July 2002 until February 2009. Based on our experience with KPMG and EKS&H and at management's request, we approved EKS&H as the Company's primary provider of tax compliance and return preparation service in February 2009.

KPMG served as Heska's independent auditors from July 30, 2002 to March 31, 2006. In connection with the audit of the fiscal year ended December 31, 2005, and during the subsequent interim period through March 31, 2006, the Company did not have any disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. In addition, during the fiscal year ended December 31, 2005 and through March 31, 2006, the Company had no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K). During the year ended December 31, 2005 and the subsequent period through March 31, 2006, neither the Company nor anyone acting on the Company's behalf consulted EKS&H regarding: (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements; or (2) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a "reportable event" described in Item 304(a)(1)(v) of Regulation S-K.

Submitted by the Audit Committee of Heska's Board of Directors:

William A. Aylesworth, *Chairman*
Peter Eio
Louise L. McCormick

April 6, 2009

ADDITIONAL INFORMATION

"Householding" of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Heska and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to Investor Relations, Heska Corporation, 3760 Rocky Mountain Avenue, Loveland, Colorado 80538.

OTHER MATTERS

Our Board knows of no other matters to be presented for stockholder action at our 2009 Annual Meeting. However, if other matters do properly come before our Annual Meeting or any adjournments or postponements thereof, our Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS



Jason A. Napolitano
Executive Vice President, Chief Financial Officer and Secretary,
Heska Corporation

Loveland, Colorado
April 6, 2009

Appendix A

HESKA CORPORATION

1997 STOCK INCENTIVE PLAN

(AS AMENDED MARCH 6, 2007 AND MAY 5, 2009)

TABLE OF CONTENTS

HESKA CORPORATION

1997 STOCK INCENTIVE PLAN

ARTICLE 1. INTRODUCTION.

The Plan was adopted by the Board effective March 15, 1997. The purpose of the Plan is to promote the long-term success of the Company and the creation of stockholder value by (a) encouraging Employees, Outside Directors and Consultants to focus on critical long-range objectives, (b) encouraging the attraction and retention of Employees, Outside Directors and Consultants with exceptional qualifications and (c) linking Employees, Outside Directors and Consultants directly to stockholder interests through increased stock ownership. The Plan seeks to achieve this purpose by providing for Awards in the form of Restricted Shares or Options (which may constitute incentive stock options or nonstatutory stock options).

The Plan shall be governed by, and construed in accordance with, the laws of the State of Colorado (except their choice-of-law provisions).

ARTICLE 2. ADMINISTRATION.

2.1 Committee Composition. The Plan shall be administered by the Committee. The Committee shall consist exclusively of two or more directors of the Company, who shall be appointed by the Board. In addition, the composition of the Committee shall satisfy:

(a) Such requirements as the Securities and Exchange Commission may establish for administrators acting under plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act; and

(b) Such requirements as the Internal Revenue Service may establish for outside directors acting under plans intended to qualify for exemption under section 162(m)(4)(C) of the Code.

The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not satisfy the foregoing requirements, who may administer the Plan with respect to Employees and Consultants who are not considered officers or directors of the Company under section 16 of the Exchange Act, may grant Awards under the Plan to such Employees and Consultants and may determine all terms of such Awards.

2.2 Committee Responsibilities. The Committee shall (a) select the Employees, Outside Directors and Consultants who are to receive Awards under the Plan, (b) determine the type, number, vesting requirements and other features and conditions of such Awards, (c) interpret the Plan and (d) make all other decisions relating to the operation of the Plan. The Committee may adopt such rules or guidelines as it deems appropriate to implement the Plan. The Committee's determinations under the Plan shall be final and binding on all persons.

ARTICLE 3. SHARES AVAILABLE FOR GRANTS.

3.1 Basic Limitation. Common Shares issued pursuant to the Plan may be authorized but unissued shares or treasury shares. The aggregate number of Options and Restricted Shares awarded under the Plan shall not exceed (a) 1,350,000 plus (b) the aggregate number of Common Shares remaining available for grants under the Predecessor Plans on March 15, 1997, plus (c) the additional Common Shares described in Sections 3.2 and 3.3 less (d) 250,000. No additional grants shall be made under the Predecessor Plans after March 15, 1997. The limitation of this Section 3.1 shall be subject to adjustment pursuant to Article 9.

3.2 Annual Increase in Shares. As of January 1 of each year, commencing with the year 1998 and continuing through January 1, 2007, the aggregate number of Options and Restricted Shares that may be awarded under the Plan shall be increased by a number of Common Shares equal to the lesser of (a) 5% of the total number of Common Shares outstanding as of the next preceding December 31 or (b) 1,500,000. After the annual increase on January 1, 2007, there shall be no further annual increases under the Plan unless and until stockholder approval of such increase has been obtained.

3.3 Additional Shares. If Options granted under this Plan or under the Predecessor Plans are forfeited or terminate for any other reason before being exercised, then the corresponding Common Shares shall become available for the grant of Options and Restricted Shares under this Plan. If Restricted Shares are forfeited, then the corresponding Common Shares shall again become available for the grant of NQOs and Restricted Shares under the Plan. The aggregate number of Common Shares that may be issued under the Plan upon the exercise of ISOs shall not be increased when Restricted Shares are forfeited.

ARTICLE 4. ELIGIBILITY.

4.1 Nonstatutory Stock Options and Restricted Shares. Only Employees, Outside Directors and Consultants shall be eligible for the grant of NQOs and Restricted Shares.

4.2 Incentive Stock Options. Only Employees who are common-law employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs. In addition, an Employee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company or any of its Parents or Subsidiaries shall not be eligible for the grant of an IS0 unless the requirements set forth in section 422(c)(6) of the Code are satisfied.

ARTICLE 5. OPTIONS.

5.1 Stock Option Agreement. Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The Stock Option Agreement shall specify whether the Option is an IS0 or an NQO. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical. Options may be granted in consideration of a cash payment or in consideration of a reduction in the Optionee's other compensation. A Stock Option Agreement may provide that a new Option will be granted automatically to the Optionee when he or she exercises a prior Option and pays the Exercise Price in the form described in Section 6.2.

5.2 Number of Shares. Each Stock Option Agreement shall specify the number of Common Shares subject to the Option and shall provide for the adjustment of such number in accordance with Article 9. Options granted to any Optionee in a single fiscal year of the Company shall not cover more than 500,000 Common Shares, except that Options granted to a new Employee in the fiscal year of the Company in which his or her service as an Employee first commences shall not cover more than one million Common Shares. The limitations set forth in the preceding sentence shall be subject to adjustment in accordance with Article 9.

5.3 Exercise Price. Each Stock Option Agreement shall specify the Exercise Price; provided that the Exercise Price under an IS0 shall in no event be less than 100% of the Fair Market Value of a Common Share on the date of grant and the Exercise Price under an NQO shall in no event be less than 85% of the Fair Market Value of a Common Share on the date of grant. In the case of an NQO, a Stock Option Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the NQO is outstanding.

5.4 Exercisability and Term. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. The Stock Option Agreement shall also specify the term of the Option; provided that the term of an IS0 shall in no event exceed 10 years from the date of grant. A Stock Option Agreement may provide for accelerated exercisability in the event of the Optionee's death, disability or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee's service. NQOs may also be awarded in combination with Restricted Shares, and such an Award may provide that the NQOs will not be exercisable unless the related Restricted Shares are forfeited.

5.5 Effect of Change in Control. The Committee may determine, at the time of granting an Option or thereafter, that such Option shall become exercisable as to all or part of the Common Shares subject to such Option in the event that a Change in Control occurs with respect to the Company, subject to the following limitations:

(a) In the case of an ISO, the acceleration of exercisability shall not occur without the Optionee's written consent.

(b) If the Company and the other party to the transaction constituting a Change in Control agree that such transaction is to be treated as a "pooling of interests" for financial reporting purposes, and if such transaction in fact is so treated, then the acceleration of exercisability shall not occur to the extent that the surviving entity's independent public accountants determine in good faith that such acceleration would preclude the use of "pooling of interests" accounting.

5.6 Modification or Assumption of Options. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options (whether granted by the Company or by another issuer) in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, alter or impair his or her rights or obligations under such Option.

5.7 Buyout Provisions. The Committee may at any time (a) offer to buy out for a payment in cash or cash equivalents an Option previously granted or (b) authorize an Optionee to elect to cash out an Option previously granted, in either case at such time and based upon such terms and conditions as the Committee shall establish.

ARTICLE 6. PAYMENT FOR OPTION SHARES.

6.1 General Rule. The entire Exercise Price of Common Shares issued upon exercise of Options shall be payable in cash or cash equivalents at the time when such Common Shares are purchased, except as follows:

(a) In the case of an IS0 granted under the Plan, payment shall be made only pursuant to the express provisions of the applicable Stock Option Agreement. The Stock Option Agreement may specify that payment may be made in any form(s) described in this Article 6.

(b) In the case of an NQO, the Committee may at any time accept payment in any form(s) described in this Article 6.

6.2 Surrender of Stock. To the extent that this Section 6.2 is applicable, all or any part of the Exercise Price may be paid by surrendering, Common Shares that are already owned by the Optionee. Such Common Shares shall be valued at their Fair Market Value on the date when the new Common Shares are purchased under the Plan. The Optionee shall not surrender, Common Shares in payment of the Exercise Price if such action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to the Option for financial reporting purposes.

6.3 Exercise/Sale. To the extent that this Section 6.3 is applicable, all or any part of the Exercise Price and any withholding taxes may be paid by delivering (on a form prescribed by the Company) an irrevocable direction to a securities broker approved by the Company to sell all or part of the Common Shares being purchased under the Plan and to deliver all or part of the sales proceeds to the Company.

6.4 Exercise/Pledge. To the extent that this Section 6.4 is applicable, all or any part of the Exercise Price and any withholding taxes may be paid by delivering (on a form prescribed by the Company) an irrevocable direction to pledge all or part of the Common Shares being purchased under the Plan to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company.

6.5 Promissory Note. To the extent that this Section 6.5 is applicable, all or any part of the Exercise Price and any withholding taxes may be paid by delivering (on a form prescribed by the Company) a full-recourse promissory note; provided that the par value of the Common Shares being purchased under the Plan shall be paid in cash or cash equivalents.

6.6 Other Forms of Payment. To the extent that this Section 6.6 is applicable, all or any part of the Exercise Price and any withholding taxes may be paid in any other form that is consistent with applicable laws, regulations and rules.

ARTICLE 7. [Reserved]

ARTICLE 8. RESTRICTED SHARES.

8.1 Time, Amount and Form of Awards. Awards under the Plan may be granted in the form of Restricted Shares. Restricted Shares may also be awarded in combination with NQOs, and such an Award may provide that the Restricted Shares will be forfeited in the event that the related NQOs are exercised.

8.2 Payment for Awards. To the extent that an Award is granted in the form of newly issued Restricted Shares, the Award recipient, as a condition to the grant of such Award, shall be required to pay the Company in cash or cash equivalents an amount equal to the par value of such Restricted Shares. To the extent that an Award is granted in the form of Restricted Shares from the Company's treasury, no cash consideration shall be required of the Award recipients. Any amount not paid in cash may be paid with a full recourse promissory note.

8.3 Vesting Conditions. Each Award of Restricted Shares may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Award Agreement. A Stock Award Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Restricted Shares or thereafter, that all or part of such Restricted Shares shall become vested in the event that a Change in Control occurs with respect to the Company, except as provided in the next following sentence. If the Company and the other party to the transaction constituting a Change in Control agree that such transaction is to be treated as a "pooling of interests" for financial reporting purposes, and if such transaction in fact is so treated, then the acceleration of vesting shall not occur to the extent that the surviving entity's independent public accountants determine in good faith that such acceleration would preclude the use of "pooling of interests" accounting.

8.4 Voting and Dividend Rights. The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company's other stockholders. A Stock Award Agreement, however, may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares. Such additional Restricted Shares shall be subject to the same conditions and restrictions as the Award with respect to which the dividends were paid.

ARTICLE 9. PROTECTION AGAINST DILUTION.

9.1 Adjustments. In the event of a subdivision of the outstanding Common Shares, a declaration of a dividend payable in Common Shares, a declaration of a dividend payable in a form other than Common Shares in an amount that has a material effect on the price of Common Shares, a combination or consolidation of the outstanding Common Shares (by reclassification or otherwise) into a lesser number of Common Shares, a recapitalization, a spin-off or a similar occurrence, the Committee shall make such adjustments as it, in its sole discretion, deems appropriate in one or more of (a) the number of Options and Restricted Shares available for future Awards under Article 3, (b) the limitations set forth in Section 5.2, (c) the number of Common Shares covered by each outstanding Option or (d) the Exercise Price under each outstanding Option. Except as provided in this Article 9, a Participant shall have no rights by reason of any issue by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class.

9.2 Dissolution or Liquidation. To the extent not previously exercised, Options shall terminate immediately prior to the dissolution or liquidation of the Company.

9.3 Reorganizations. In the event that the Company is a party to a merger or other reorganization, outstanding Options and Restricted Shares shall be subject to the agreement of merger or reorganization. Such agreement may provide, without limitation, for the continuation of outstanding Awards by the Company (if the Company is a surviving corporation), for their assumption by the surviving corporation or its parent or subsidiary, for the substitution by the surviving corporation or its parent or subsidiary of its own awards for such Awards, for accelerated vesting and accelerated expiration, or for settlement in cash or cash equivalents.

ARTICLE 10. AWARDS UNDER OTHER PLANS.

The Company may grant awards under other plans or programs. Such awards may be settled in the form of Common Shares issued under this Plan. Such Common Shares shall be treated for all purposes under the Plan like Restricted Shares and shall, when issued, reduce the number of Common Shares available under Article 3.

ARTICLE 11. LIMITATION ON RIGHTS.

11.1 Retention Rights. Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an Employee, Outside Director or Consultant. The Company and its Parents, Subsidiaries and Affiliates reserve the right to terminate the service of any Employee, Outside Director or Consultant at any time, with or without cause, subject to applicable laws, the Company's certificate of incorporation and bylaws and a written employment agreement (if any).

11.2 Stockholders' Rights. A Participant shall have no dividend rights, voting rights or other rights as a stockholder with respect to any Common Shares covered by his or her Award prior to the time when a stock certificate for such Common Shares is issued or, in the case of an Option, the time when he or she becomes entitled to receive such Common Shares by filing a notice of exercise and paying the Exercise Price. No adjustment shall be made for cash dividends or other rights for which the record date is prior to such time, except as expressly provided in the Plan.

11.3 Regulatory Requirements. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Common Shares under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Common Shares pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Common

Shares, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

ARTICLE 12. WITHHOLDING TAXES.

12.1 General. To the extent required by applicable federal, state, local or foreign law, a Participant or his or her successor shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company shall not be required to issue any Common Shares or make any cash payment under the Plan until such obligations are satisfied.

12.2 Share Withholding. The Committee may permit a Participant to satisfy all or part of his or her withholding or income tax obligations by having the Company withhold all or a portion of any Common Shares that otherwise would be issued to him or her or by surrendering all or a portion of any Common Shares that he or she previously acquired. Such Common Shares shall be valued at their Fair Market Value on the date when taxes otherwise would be withheld in cash.

ARTICLE 13. FUTURE OF THE PLAN.

13.1 Term of the Plan. The Plan, as set forth herein, shall become effective on March 14, 1997. The Plan shall remain in effect until it is terminated under Section 13.2, except that no ISOs shall be granted after May 4, 2019.

13.2 Amendment or Termination. The Board may, at any time and for any reason, amend or terminate the Plan. An amendment of the Plan shall be subject to the approval of the Company's stockholders only to the extent required by applicable laws, regulations or rules. No Awards shall be granted under the Plan after the termination thereof. The termination of the Plan, or any amendment thereof, shall not affect any Award previously granted under the Plan.

ARTICLE 14. DEFINITIONS.

14.1 "**Affiliate**" means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

14.2 "**Award**" means any award of an Option or a Restricted Share under the Plan.

14.3 "**Board**" means the Company's Board of Directors, as constituted from time to time.

14.4 "**Change in Control**" shall mean:

(a) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization;

(b) The sale, transfer or other disposition of all or substantially all of the Company's assets;

(c) A change in the composition of the Board, a result of which fewer than 50% of the incumbent directors are directors who either (i) had been directors of the Company on the date 24 months prior to the date of the event that may constitute a Change in Control (the "original directors") or (ii) were elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the aggregate of the original directors who were still in office at the time of the election or nomination and the directors whose election or nomination was previously so approved; or

(d) Any transaction as a result of which any person is the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least 30% of the total voting power represented by the Company's then outstanding voting securities. For purposes of this Paragraph (d), the term "person" shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude (i) any person, or person affiliated with said person, who, on March 15, 1997, is the beneficial owner of securities of the Company representing at least 20% of the total voting power represented by the Company's then outstanding voting securities (11,607,764), (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of a Parent or Subsidiary and (iii) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the common stock of the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

14.5 "**Code**" means the Internal Revenue Code of 1986, as amended.

14.6 "**Committee**" means a committee of the Board, as described in Article 2.

14.7 "**Common Share**" means one share of the common stock of the Company.

14.8 "**Company**" means either (a) Heska Corporation, a California corporation (prior to the formation of Heska Corporation, a Delaware corporation), or (b) Heska Corporation, a Delaware corporation (following its formation).

14.9 "**Consultant**" means a consultant or adviser who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate as an independent contractor. Service as a Consultant shall be considered employment for all purposes of the Plan, except as provided in Section 4.2.

14.10 "**Employee**" means a common-law employee of the Company, a Parent, a Subsidiary or an Affiliate.

14.11 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

14.12 "**Exercise Price**" means the amount for which one Common Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement.

14.13 "**Fair Market Value**" means the market price of Common Shares, determined by the Committee in good faith on such basis as it deems appropriate. Whenever possible, the determination of Fair Market Value by the Committee shall be based on the prices reported in The Wall Street Journal. Such determination shall be conclusive and binding on all persons.

14.14 "**ISO**" means an incentive stock option described in section 422(b) of the Code.

14.15 "**NQO** means a stock option not described in sections 422 or 423 of the Code.

14.16 "**Option**" means an IS0 or NQO granted under the Plan and entitling the holder to purchase Common Shares.

14.17 "**Optionee**" means an individual or estate who holds an Option.

14.18 "Outside Director" shall mean a member of the Board who is not an Employee. Service as an Outside Director shall be considered employment for all purposes of the Plan, except as provided in Section 4.2.

14.19 "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

14.20 "Participant" means an individual or estate who holds an Award.

14.21 "Plan" means this Heska Corporation 1997 Stock Incentive Plan, as amended from time to time.

14.22 "Predecessor Plans" means (a) the 1988 Heska Corporation Stock Plan and (b) the Heska Corporation 1994 Key Executive Stock Plan.

14.23 "Restricted Share" means a Common Share awarded under the Plan.

14.24 "Stock Award Agreement" means the agreement between the Company and the recipient of a Restricted Share that contains the terms, conditions and restrictions pertaining to such Restricted Share.

14.25 "Stock Option Agreement" means the agreement between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to his or her Option.

14.26 "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

ARTICLE 15. EXECUTION.

To record the adoption of the Plan by the Board, the Company has caused its duly authorized officer to execute this document in the name of the Company.

HESKA CORPORATION

By: Jason A. Napolitano
Executive Vice President and
Chief Financial Officer


HESKA
Smarter, Together.™

Order# 250401 0209